AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SNIPP INTERACTIVE INC.

HIP ACQUISITION, INC.

HIP DIGITAL MEDIA INC.

AND

THE STOCKHOLDERS’ REPRESENTATIVE

DATED AS OF MAY 31, 2015

Index to Exhibits

Exhibit A

Certificate of Merger

Exhibit B

Form of Letter of Transmittal

Exhibit C

Specified Accounting Principles

Exhibit D

Sample Net Working Capital Calculation

Exhibit E

Sample Distribution Allocation of Adjusted Gross Merger Consideration

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated as of May 31, 2015 (this “Agreement”) is entered into by and among Snipp Interactive Inc., a British Columbia corporation (“Parent”), Hip Acquisition, Inc., a Delaware corporation (“Merger Sub”), Hip Digital Media Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stockholders’ Representative.

RECITALS

A.

Parent desires to acquire the Company and has caused the formation of Merger Sub for the purpose of accomplishing its acquisition of the Company through a reverse triangular merger.

B.

Merger Sub is a wholly-owned subsidiary of Snipp Holdings (USA), Inc., a Delaware corporation (“Holdings”), which in turn is a wholly-owned subsidiary of Parent.

C.

The respective boards of directors of Parent, Holdings, Merger Sub and the Company have approved this Agreement, the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”), and the other transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement.

D.

The respective boards of directors of Parent, Holdings, Merger Sub and the Company have determined that this Agreement and the Merger are advisable and in the best interests of their respective corporations and stockholders.

E.

The Merger is intended to be treated as a taxable transaction for U.S. federal income tax purposes.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub, the Company and Stockholders’ Representative hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1

Definitions.  As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

“1933 Act” means the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated by the SEC thereunder.

“Accounts Receivable” means (i) all trade accounts receivable and other rights to payment from customers of the Company or any Subsidiary and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Company or any Subsidiary, (ii) all other accounts, notes or other amounts receivable of the Company or any Subsidiary and the full benefit of all security for such accounts, notes or other amounts, and (iii) any claim, remedy or other right related to any of the foregoing.

“Adjusted Gross Merger Consideration” means the Base Merger Consideration, (i) as adjusted downwards by the Merger Consideration Adjustment, (ii) minus the number of Parent Common Shares (rounded up to the nearest whole Parent Common Share and based on a price of U.S.$0.6578 per Parent Common Share) the value of which is equal to the employer’s share of all payroll, employee, employment, withholding, social security (or similar Tax, including FICA), unemployment, disability, and related Taxes payable or withholdable by the Company, the Surviving Corporation, any Subsidiary or Parent with respect to the Bonus Shares issued to Bonus Grantees, and (iii) minus the number of Parent Common Shares (if any) that Parent elects not to issue to any Bonus Grantee and for which an equivalent value cash payment to such Bonus Grantee is made instead in the circumstances contemplated by Section 6.13(e).

“Adjustment Time” has the meaning set forth in Section 3.5.

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement and includes all Schedules and Exhibits hereto and the Disclosure Letter, all as may be amended from time to time in accordance with the provisions hereof or thereof.

“Allocation Schedule” means a schedule setting forth the expected distribution among the applicable Stockholders, the Bonus Grantees and Fuse Holdings, as applicable, of (i) the Series AA Liquidation Proceeds, the Series BB Liquidation Proceeds, the Series CC Liquidation Proceeds and the Series DD Liquidation Proceeds, (ii) the Special Voting Stock Liquidation Proceeds, (iii) the Common Merger Consideration, (iv) the Bonus Shares, (v) the Fuse Shares, (vi) the Earn-Out Payment, if any, including the portion to be allocated and paid as the Bonus Payments.  The Allocation Schedule shall be subject to the actual determination of the Adjusted Gross Merger Consideration and the Earn-Out Payment in accordance with the provisions of this Agreement.

“Annual Financial Statements” has the meaning set forth in Section 4.5(a).

“Applicable Canadian Securities Authorities” means the securities commissions in the provinces of Alberta and British Columbia.

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities Laws of each of the provinces and territories of Canada, including the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Time.

“As-Converted Basis” means, unless otherwise provided in this Agreement, with respect to any share of Company Preferred Stock, at the time of determination, the number of shares of Company Common Stock that such share of Company Preferred Stock would represent if such share were converted into Company Common Stock at such time in accordance with the terms of such Company Preferred Stock.

“Balance Sheet Date” has the meaning set forth in Section 4.5(b).

“Base Merger Consideration” means the Parent Common Share Merger Consideration and the Closing Cash Merger Consideration.

“Benefit Plan” means any employee benefit plan within the meaning of Section 3(3) of ERISA, and each other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, severance, change in control, retention, disability, death benefit, hospitalization, medical, employee stock purchase, stock appreciation, restricted stock, equity-based or other benefit or fringe benefit plan, program, agreement or arrangement:  (i) that the Company or any Subsidiary sponsors or maintains or to which the Company or any Subsidiary contributes or is obligated to contribute, (ii) under or with respect to which the Company or any Subsidiary pays premiums or benefits, or (iii) under which any current or former employee, officer, director, consultant or independent contractor of the Company or any Subsidiary is entitled to benefits.

“Bonus Arrangement” has the meaning set forth in Section 6.13(a).

“Bonus Grant Agreement” has the meaning set forth in Section 6.13(b).

“Bonus Grantee” has the meaning set forth in Section 6.13(a).

“Bonus Holdback Shares” means the aggregate number of Bonus Shares that are held back by Parent in accordance with Section 6.13(b)(v) and the corresponding provision of each Bonus Grant Agreement.

“Bonus Payments” has the meaning set forth in Section 6.13(a).

“Bonus Shares” has the meaning set forth in Section 6.13(a).

“Business” means the incentive marketing business of the Company and its Subsidiaries, including through the design and provision of content-based rewards, as such business is conducted by the Company and its Subsidiaries prior to the Closing and by the Surviving Corporation and its Subsidiaries from and after the Closing.

“Business Day” means any day of the year other than a Saturday or Sunday or a day on which banks are required or authorized to close in San Francisco, California or Vancouver, British Columbia.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Change of Control Obligation” means all amounts (plus any associated withholding Taxes or any Taxes required to be paid by the Company, any Subsidiary, the Surviving Corporation, Parent or any Affiliate thereof with respect thereto) with respect to any obligation of the Company or any Subsidiary under any “change of control”, termination, severance, compensation, assignment or other similar provisions in any Contract entered into and in effect as of immediately prior to the Closing Date between the Company or any Subsidiary and any service provider thereto, payable (immediately or in the future) as a result of or in connection with the Merger or the other transactions contemplated by this Agreement (alone or in connection with an additional or subsequent event), but excluding any amount or benefit that becomes due to any employee of the Company or any Subsidiary only as a result of the termination of his or her employment by Parent, the Surviving Corporation or any such Subsidiary after the Closing.

“Charter Documents” means, with respect to the Company or any Subsidiary, the certificate of incorporation, articles of incorporation or other similar instrument and the bylaws or other similar instrument with respect to such entity, in each case as amended and/or restated and in effect at the applicable time.

“Claims Period” has the meaning set forth in Section 8.6(a).

“Claims Threshold Amount” has the meaning set forth in Section 8.4(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Merger Consideration” means one hundred U.S. dollars (U.S.$100.00).

“Closing Date” means the date upon which the Closing occurs.

“Closing Memorandum” has the meaning set forth in Section 3.5.

“Closing Statement” has the meaning set forth in Section 3.9(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

“Common Merger Consideration” means the aggregate of the Adjusted Gross Merger Consideration, minus the Preferred Liquidation Proceeds and the Special Voting Stock Liquidation Proceeds.

“Common Merger Consideration Per Common Share” means the Common Merger Consideration divided by the total number of shares of Company Common Stock outstanding on an As-Converted Basis immediately before the Effective Time, assuming the prior exercise or cancellation (as applicable) of all outstanding Company Stock Options and Company Warrants.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.

“Company Indemnified Parties” has the meaning set forth in Section 8.2(g).

“Company Indemnifying Parties” means, collectively, (i) the Stockholders (other than the Dissenting Stockholders), (ii) each Bonus Grantee, and (iii) subject to Fuse Holdings’ execution and delivery of the Fuse Settlement Agreement at or prior to Closing, Fuse Holdings.

“Company Material Adverse Change” or “Company Material Adverse Effect” means any fact, change, circumstance, event or effect (each, an “Effect”) that, when considered either individually or in the aggregate, is materially adverse to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, except to the extent that any such Effect results from or is attributable to (i) changes in general economic conditions, (ii) changes affecting the Company’s industry generally, (iii) natural disaster, acts of war or terrorism, (iv) any change in Law, (v) the execution, announcement, performance, pendency or consummation of this Agreement or the transactions contemplated hereby (including any loss of employees, any cancellation of or delay in customer orders, any litigation or any disruption in supplier, distributor, partners, or similar relationships, in each case only to the extent resulting therefrom or attributable thereto) or (vi) any action or failure to act specifically as required by this Agreement or consented to by Parent or Merger Sub (provided that in the case of clauses (i), (ii), (iii) and (iv), such Effect does not affect the Company in a substantially disproportionate manner relative to other similar companies in the Company’s industry, in which case only the disproportionate effect of such Effect (beyond the effect experienced by such other similar companies) shall be taken into account in determining the existence or absence of a Material Adverse Effect.

“Company Options” means outstanding options to purchase shares of Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise.

“Company Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of the Company.

“Company Privacy Commitments” has the meaning set forth in Section 4.14(j).

“Company Proposals” has the meaning set forth in Section 6.12.

“Company Share” means a share of Company Common Stock, Special Voting Stock or Company Preferred Stock.

“Company Stock Plan” means the Hip Digital Media, Inc. 2006 Stock Plan.

“Company Transaction Expenses” means the Transaction Expenses incurred (i) by the Company, any Subsidiary or the Stockholders’ Representative, or (ii) by any other Person (including any Stockholder) but for which the Company is contractually or otherwise legally responsible.

“Company Warrants” means warrants to purchase Company Shares.

“Contract” means any written or oral note, bond, mortgage, indenture, contract, agreement, purchase order, service order, lease, license, permit, deed or other binding commitment, plan, policy, instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property”.

“Current Balance Sheet” has the meaning set forth in Section 4.5(a).

“Designated Exchange Rate” means, in respect of any date, the rate of exchange from Canadian dollars to U.S. dollars, or from U.S. dollars to Canadian dollars, using the Bank of Canada Can-U.S. noon exchange rate on the last Business Day prior to such date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub as part of this Agreement and designated as the “Disclosure Letter”, the contents of which relate to the Company’s representations and warranties in this Agreement.

“Dissenting Shares” has the meaning set forth in Section 3.1(f).

“Dissenting Stockholder” has the meaning set forth in Section 3.1(f).

“Earn-Out Payment” has the meaning set forth in Section 3.3(d).

“Earn-Out Statement” has the meaning set forth in Section 3.3(a).

“Effective Time” has the meaning set forth in Section 2.3.

“Encumbrance” means any mortgage, pledge, lien, charge, hypothecation, security interest, encumbrance, adverse right, interest or claim, license, covenant, title defect, option, right of first refusal or other restriction or limitation of any nature whatsoever.

“Environmental Law” means any applicable Law or any Order or binding agreement with any Governmental Authority:  (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.  The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.

“ERISA Benefit Plan” means a Benefit Plan that is also an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or that is also an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA).

“Estimated Merger Consideration Adjustment” has the meaning set forth in Section 3.5.

“Financial Statements” has the meaning set forth in Section 4.5(a).

“Fundamental Representations” has the meaning set forth in Section 8.4(a).

“Fuse Holdback Shares” means the aggregate number of Fuse Shares that are held back by Parent in accordance with Section 6.14(iii) and the corresponding provision of the Fuse Settlement Agreement.

“Fuse Holdings” has the meaning set forth in Section 6.14.

“Fuse Settlement Agreement” has the meaning set forth in Section 6.14.

“Fuse Shares” has the meaning set forth in Section 6.14.

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any domestic or foreign national, federal, state, provincial, county or local government or any subdivision thereof, any domestic, foreign or supranational court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency or any arbitral body, including the TSX Venture Exchange, IRS, Canada Revenue Agency, and any other taxing authority.

“Hazardous Material” means (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Holdback Period” means the period running from the Closing Date until 5:00 p.m. (Pacific Daylight Time) on the first anniversary of the Closing Date.

“Holdback Shares” means, collectively, (i) the Tranche Two Holdback Shares, (ii) the Tranche Three Holdback Shares, and (iii) the Tranche Four Holdback Shares.

“Holdings” has the meaning set forth in Recital B to this Agreement.

“Indebtedness” means, with respect to the Company or any Subsidiary, without duplication, (i) the principal, prepayment or other premium (if any) and accrued interest in respect of indebtedness of the Company or any Subsidiary for money borrowed, whether or not evidenced by notes, debentures, bonds or other similar instruments and for the payment of which the Company or any Subsidiary is responsible or liable, directly or indirectly, either severally or jointly with any other Person, including prepayment penalties, termination costs or other amounts paid in connection with the termination or amendment of any agreement or instrument associated with such indebtedness, (ii) all obligations of the Company or any Subsidiary issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company or any Subsidiary, and all obligations of the Company or any Subsidiary under any title retention agreement, (iii) all obligations of the Company or any Subsidiary under leases required to be capitalized in accordance with GAAP, (iv) all obligations of the Company or any Subsidiary for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (v) all obligations under interest rate swap agreements, including prepayment penalties and termination costs with respect to any such agreements, (vi) all obligations of the type referred to in the foregoing clauses (i) through (v) of any other Person, the payment of which the Company or any Subsidiary is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person; (vii) all obligations of the type referred to in the foregoing clauses (i) through (vi) of the Company or any Subsidiary or any other Person secured by any Encumbrance on any Company or Subsidiary property or asset (whether or not such obligation is assumed by such other Person); and (viii) all obligations of the type referred to in the foregoing clauses (i) through (vii) of the Company or any Subsidiary secured by any Encumbrance on the property or assets of any other Person (whether or not such obligation is assumed by such other Person), but, in all cases, excluding all Company and Subsidiary trade accounts payable and other current Liabilities (other than any current portion of Indebtedness).

“Indemnification Claim VWAP” means, with respect to the satisfaction of any indemnification claim made by a Parent Indemnified Party under Section 6.8 or Section 8.2 by way of set-off and cancellation of Parent Common Shares in accordance with Section 8.10(a) or Section 8.10(b), the five (5)-day volume weighted average price of Parent Common Shares on the TSX Venture Exchange over the five (5) trading days immediately preceding the date on which Parent effectuates such cancellation.  If the Indemnification Claim VWAP is not available in U.S. dollars, it shall be converted into U.S. dollars at the Designated Exchange Rate.

“Indemnification Liability Allocation” has the meaning set forth in Section 8.2.

“Indemnified Party” means any Company Indemnified Party or any Parent Indemnified Party.

“Indemnifying Party” means, as applicable, (i) Parent, with respect to its indemnification obligations to Company Indemnified Parties under ARTICLE VIII, and (ii) the Company Indemnifying Parties collectively, with respect to their several indemnification obligations to the Parent Indemnified Parties under Section 6.8 and ARTICLE VIII.

“Independent Accountants” has the meaning set forth in Section 3.2(b)(iii).

“Intellectual Property” means all intellectual property owned, licensed (as licensee) or otherwise used by the Company or any Subsidiary arising from or in respect of the following, whether protected, created or arising under the Laws of the U.S. or any other jurisdiction:  (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet URL addresses, corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (collectively, “Marks”), (iii) all copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”), (iv) all discoveries, concepts, ideas, research and development, know-how, formulae, inventions, compositions, processes and techniques, technical data, procedures, designs, drawings, specifications, databases, and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals of the Company or any Subsidiary, in each case that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents (collectively, “Trade Secrets”), and (v) all proprietary Software.

“Interim Financial Statements” has the meaning set forth in Section 4.5(a).

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means, (i) with respect to any representation and warranty of the Company in ARTICLE IV, the actual knowledge of any of Baris Karadogan, Chief Executive Officer, Cyndi Walker, Vice President, Operations, or Aaron Wilson, Vice President, Finance, after reasonable inquiry into the subject matter of such representation and warranty, and (ii) with respect to any representation and warranty of Parent in ARTICLE V, the actual knowledge of any of Atul Sabharwal, Chief Executive Officer, John Fauller, Chief Operating Officer, or Jaisun Garcha, Chief Financial Officer, after reasonable inquiry into the subject matter of such representation and warranty.

“Law” means any federal, state, provincial, county, local, municipal, Indian, foreign, international, multinational or other constitution, statute, law, by-law, ordinance, principle of common law, code, regulation, rule, judicial or administrative decision, regulatory agency guidance or treaty.

“Leased Real Properties” has the meaning set forth in Section 4.16(b).

“Letter of Transmittal” has the meaning set forth in Section 3.4(a).

“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is, or is required to be, accrued on the financial statements (if any) of such Person.

“Losses” means that amount of any losses (including any loss of Tax benefits or diminution in value), claims, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including reasonable costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement of claims (in each case, including reasonable attorneys’ and experts fees and expenses) and any other Liabilities, whether or not involving a Third Party Claim; provided, however, that, except in the case of fraud, Losses shall not include punitive damages, other than punitive damages payable to Third Parties.

“Marks” has the meaning set forth in the definition herein of “Intellectual Property”.

“Material Contracts” has the meaning set forth in Section 4.15(a).

“Merger” has the meaning set forth in Recital C to this Agreement.

“Merger Consideration Adjustment” means the net U.S. dollar amount comprised of the following sums: (i) the amount by which either the actual Net Working Capital is less than the Target Net Working Capital (i.e., is a greater negative amount than the Target Net Working Capital), or the actual Net Working Capital exceeds zero dollars ($0.00); (ii) the amount by which either the actual Net Closing Cash exceeds the Target Net Closing Cash, or the actual Net Closing Cash is less than the Target Net Closing Cash; (iii) the amount of any Indebtedness of the Company or any Subsidiary as of the Adjustment Time, and after giving effect to any payoff of Indebtedness at Closing (expressed as a negative amount); and (iv) the aggregate amount of Unpaid Company Transaction Expenses as of the Adjustment Time, and after giving effect to any payoff of Company Transaction Expenses at Closing (expressed as a negative amount).  If such net U.S. dollar amount is a positive amount, no adjustment shall be made to the Base Merger Consideration.  If such net U.S. dollar amount is a negative amount, such amount shall be converted into the applicable number of Parent Common Shares at the rate of U.S.$0.6578 per Parent Common Share (rounded up to the nearest whole share), and such number of Parent Common Shares shall be deducted from the Parent Common Share Merger Consideration.

“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.

“Net Closing Cash” means, as of the Adjustment Time, the consolidated cash of the Company and its Subsidiaries, net of (i) checks issued by the Company or any Subsidiary which have not yet been cashed or otherwise debited to the Company’s or such Subsidiary’s bank accounts, (ii) electronic payments by the Company or any Subsidiary that are in process but not yet drawn from its bank accounts, in each case as determined in accordance with GAAP, (iii) cash held as deposits for the account of Third Parties, and (iv) the $25,000 of cash deposited with the Stockholders’ Representative for funding of the Expense Fund.

“Net Working Capital” means, as of the Adjustment Time, (i) the consolidated current assets of the Company and its Subsidiaries, excluding cash and cash equivalents and deferred Tax assets, minus (ii) the consolidated current liabilities of the Company and its Subsidiaries (including deferred revenue, but excluding (A) deferred Tax liabilities, (B) any current portion of Indebtedness and (C) Unpaid Company Transaction Expenses), in each case as determined in accordance with the Specified Accounting Principles.  For illustration purposes only, a sample Net Working Capital calculation based on the Company’s April 30, 2015 balance sheet is attached hereto as Exhibit D.

“Order” means any order, injunction, judgment, decision, finding, decree, ruling, assessment or arbitration award of any Governmental Authority.

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Common Share Merger Consideration” means up to 12,921,861 Parent Common Shares with a deemed issue price of U.S.$0.6578 per Parent Common Share (regardless of when such shares are actually issued in accordance with this Agreement), as determined pursuant to the provisions of Section 3.2.

“Parent Common Shares” means the Common Shares without par value of Parent.

“Parent Indemnified Parties” has the meaning set forth in Section 8.2.

“Patents” has the meaning set forth in the definition herein of “Intellectual Property”.

“Permit” means any consent, license, registration, permit, franchise or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any applicable Law.

“Permitted Encumbrances” means (i) statutory liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith (provided a reserve for such charges is provided in accordance with GAAP in the Financial Statements); (ii) inchoate mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Encumbrances granted or which arise in the ordinary course of business (provided a reserve for such Encumbrances is provided in accordance with GAAP, and for which cash is set aside in an amount sufficient to satisfy such reserve and such Encumbrances are not material); (iii) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Law or other social security; (iv) liens of landlords expressly stated in any lease of Leased Real Property; (v) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Encumbrances that do not materially interfere with the present use of the assets of the Company or any Subsidiary taken as a whole and (vi) customary restrictions on use contained in intellectual property licenses.

“Person” means an individual, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity.

“Personal Data” means a natural person’s (including a customer’s or an employee’s) name, residential address, telephone number, e-mail address, photograph, social security number or other Tax identification number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information or personal data under applicable Law.

“Post-Closing Tax Period” means a taxable period that commences after the Closing Date.

“Pre-Closing Tax Return” has the meaning set forth in Section 6.9.

“Pre-Closing Tax Period” means a taxable period that ends on or before the Closing Date.

“Preferred Liquidation Proceeds” means, collectively, the Series AA Preferred Liquidation Proceeds, the Series BB Preferred Liquidation Proceeds, the Series CC Preferred Liquidation Proceeds and the Series DD Preferred Liquidation Proceeds.

“Privacy Laws” means (i) each Law applicable to the protection or processing or both of Personal Data, and includes rules relating to the Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages or telemarketing, (ii) guidance issued by a Governmental Authority that pertains to one of the laws, rules or standards outlined in the foregoing clause (i), and (iii) industry self-regulatory principles applicable to the protection or processing of Personal Data, direct marketing, emails, text messages or telemarketing.

“Proceeding” means any action, arbitration, audit, hearing, investigation, complaint, claim, litigation (including any investigation, discovery or other pre-litigation proceeding) or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or mediator.

“Public Software” means any software that is (i) distributed as free software or as open source software (e.g., Linux), or (ii) subject to any licensing or distribution model that includes as a term thereof any requirement for distribution of source code to licensees or third parties, patent license requirements on distribution, restrictions on future patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any intellectual property rights through any means, or (iii) derived from in any manner (in whole or in part), links to, relies on, is distributed with, incorporates or contains any software described in clauses (i) or (ii) above that results in subjecting the software to any licensing or distribution requirements contained in clauses (i) or (ii) above.  Public Software includes software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following (each a “Public Software License”):  GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); the Artistic License (e.g., PERL); the Mozilla Public License; the Netscape Public License; the Sun Community Source License (SCSL); the Sun Industry Standards License (SISL); the Apache License; and any licenses that are defined as OSI (Open Source Initiative) licenses as listed on the opensource.org web site.  Software distributed under less restrictive free or open source licensing and distribution models such as those obtained under the BSD, MIT, Boost Software License, and the Beer-Ware Public Software Licenses or any similar licenses, and any software that is a public domain dedication are also “Public Software”.

“Q1 Forecast Revenue” means U.S $1,670,000.

“Q1 Period” means the first fiscal quarter of the Surviving Corporation ending on or after the Closing Date.  By way of example, if the Closing occurs in June 2015, the Q1 Period will be the fiscal quarter ended June 30, 2015.

“Q1 Statement” has the meaning set forth in Section 3.2(b).

“Q1 Total Revenue” means the Total Revenue for the Q1 Period.

“Q2 Forecast Revenue” means U.S.$2,279,000.

“Q2 Period” means the calendar quarter immediately following the calendar quarter that constitutes the Q1 Period.

“Q2 Statement” has the meaning set forth in Section 3.2(c).

“Q2 Total Revenue” means the Total Revenue for the Q2 Period.

“Q3 Forecast Revenue” means U.S. $2,528,000.

“Q3 Period” means the calendar quarter immediately following the calendar quarter that constitutes the Q2 Period.

“Q3 Statement” has the meaning set forth in Section 3.2(d).

“Q3 Surplus” has the meaning set forth in Section 3.2(d)(v).

“Q3 Total Revenue” means the Total Revenue for the Q3 Period.

“Q4 Forecast Revenue” means U.S. $2,424,000.

“Q4 Period” means the calendar quarter immediately following the calendar quarter that constitutes the Q3 Period.

“Q4 Statement” has the meaning set forth in Section 3.2(e).

“Q4 Surplus” has the meaning set forth in Section 3.2(e)(v).

“Q4 Total Revenue” means the Total Revenue for the Q4 Period.

“Real Property Leases” has the meaning set forth in Section 4.16(b).

“Related Party” means (i) any director, officer or employee of the Company or any Subsidiary, any legal or common law spouse thereof or any child thereof, (ii) any Stockholder or common law spouse thereof or any child thereof, or (iii) any Affiliate of the Company or any Subsidiary or of any Person referred to in the foregoing clauses (i) and (ii).

“Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other authorized representative of that Person.

“Required Stockholder Approvals” has the meaning set forth in Section 6.12.

“Revenue” means net revenue (gross sales revenue minus cost of sales) calculated in accordance with the Specified Accounting Principles.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Filings” has the meaning set forth in Section 5.5.

“Series AA Preferred Liquidation Proceeds” has the meaning set forth in Section 3.1(c)(i).

“Series AA Preferred Stock” means the Company Preferred Stock designated in the Company’s Charter Documents as Series AA Preferred Stock.

“Series BB Preferred Liquidation Proceeds” has the meaning set forth in Section 3.1(c)(ii).

“Series BB Preferred Stock” means the Company Preferred Stock designated in the Company’s Charter Documents as Series BB Preferred Stock

.

“Series CC Preferred Liquidation Proceeds” has the meaning set forth in Section 3.1(c)(iii).

“Series CC Preferred Stock” means the Company Preferred Stock designated in the Company’s Charter Documents as Series CC Preferred Stock.

“Series DD Preferred Liquidation Proceeds” has the meaning set forth in Section 3.1(c)(iv).

“Series DD Preferred Stock” means the Company Preferred Stock designated in the Company’s Charter Documents as Series DD Preferred Stock.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

“Special Voting Stock” means the Special Voting Stock designated in the Company’s Charter Documents as Special Voting Stock.

“Special Voting Stock Liquidation Proceeds” has the meaning set forth in Section 3.1(c)(v).

“Specified Accounting Principles” shall mean GAAP as consistently applied by Company prior to the Effective Time using the principles set forth in Exhibit C.

“Stockholder” means a record holder of Company Common Stock, Special Voting Stock or Company Preferred Stock.

“Stockholders’ Representative” has the meaning set forth in Section 3.10(a).

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Subsidiary” means each corporation, general partnership, limited partnership, limited liability company or other legal entity (i) of which the Company, directly or indirectly, is the sole stockholder or sole equity owner, or (ii) which is Controlled, directly or indirectly, by the Company.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Target Net Closing Cash” means seventy-five thousand U.S. dollars (U.S. $75,000).

“Target Net Working Capital” means negative one million one hundred eleven thousand U.S. dollars (U.S.-$1,111,000).

“Tax” and “Taxes” means (i) any and all federal, state, provincial, local, or foreign income, gross receipts, license, payroll, employee, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar tax, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge, levy, assessment, or fee of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; and (ii) any Liability for the payment (or nonpayment) of any amounts of the type described in clause (i) of this definition, including Liability arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Matter” has the meaning set forth in Section 6.9(b).

“Tax Return” means any return (including any information return), report, statement, information statement, schedule, notice, form, declaration, claim for refund, election, designation or any other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Law relating to any Tax, including supporting schedules, records and statements required to be filed with respect to Taxes.

“Third Party” means any Person other than Parent, Merger Sub, the Company, any Subsidiary, any Stockholder or any Affiliate of any of the foregoing.

“Third Party Claim” means any claim against any Indemnified Party by a Third Party, whether or not involving a Proceeding.

“Total Revenue” means the total Revenue recognized by the Surviving Corporation and its Subsidiaries from the conduct of the Business during the applicable fiscal period, as calculated in accordance with the Specified Accounting Principles.

“Trade Secrets” has the meaning set forth in the definition herein of “Intellectual Property”.

“Tranche Four Holdback Shares” means 256,443 Parent Common Shares with a deemed issue price of U.S.$0.6578 per Parent Common Share.  Such Parent Common Shares shall be proportionately withheld (and not issued) by Parent from the Parent Common Shares issuable to Stockholders, Bonus Grantees and Fuse Holdings out of the Tranche Four Payment Amount.

“Tranche Four Payment Amount” means (a) a number of Parent Common Shares equal to the product of (i) twenty-five percent (25%) of the number of Parent Common Shares included in the Adjusted Gross Merger Consideration, and (ii) the lesser of (A) the number one (1), and (B) a fraction of which the numerator is the Q4 Total Revenue (as finally determined pursuant to Section 2.2 and the denominator is the Q4 Forecast Revenue, less (b) the Tranche Four Holdback Shares.

“Tranche One Payment Amount” means (a) thirty-six percent (36%) of the Parent Common Share Merger Consideration, as adjusted upwards or downwards (as applicable) by the Merger Consideration Adjustment, and (b) one hundred percent (100%) of the Closing Cash Merger Consideration.

“Tranche Three Holdback Shares” means 256,443 Parent Common Shares with a deemed issue price of U.S. $0.6578 per Parent Common Share.  Such Parent Common Shares shall be proportionately withheld (and not issued) by Parent from the Parent Common Shares issuable to Stockholders, Bonus Grantees and Fuse Holdings out of the Tranche Three Payment Amount.

“Tranche Three Payment Amount” means (a) a number of Parent Common Shares equal to the product of (i) twenty-five percent (25%) of the number of Parent Common Shares included in the Adjusted Gross Merger Consideration, and (ii) the lesser of (A) the number one (1), and (B) a fraction of which the numerator is the Q3 Total Revenue (as finally determined pursuant to Section 2.2 and the denominator is the Q3 Forecast Revenue, less (b) the Tranche Three Holdback Shares.

“Tranche Two Holdback Shares” means 256,443 Parent Common Shares with a deemed issue price of U.S. $0.6578 per Parent Common Share.  Such Parent Common Shares shall be proportionately withheld (and not issued) by Parent from the Parent Common Shares issuable to Stockholders, Bonus Grantees and Fuse Holdings out of the Tranche Two Payment Amount.

“Tranche Two Payment Amount” means (a) a number of Parent Common Shares equal to the product of (i) fourteen percent (14%) of the number of Parent Common Shares included in the Adjusted Gross Merger Consideration, and (ii) the lesser of (A) the number one (1), and (B) a fraction of which the numerator is the sum of the Q1 Total Revenue and the Q2 Total Revenue (in each case as finally determined pursuant to Section 3.2) and the denominator is the sum of the Q1 Forecast Revenue and the Q2 Forecast Revenue, less (b) the Tranche Two Holdback Shares.

“Transaction Expenses” has the meaning set forth in Section 6.4.

“Unpaid Company Transaction Expenses” means Company Transaction Expenses that are not paid at or before the Closing, including any Transaction Expenses for which the Company, any Subsidiary or the Surviving Corporation is not invoiced or of which the Company, any Subsidiary or the Surviving Corporation is not otherwise notified until after the Closing.  An Unpaid Company Transaction Expense shall retain such status following the Closing even if paid by the Surviving Corporation, any Subsidiary or Parent following the Closing.

ARTICLE II
THE MERGER

Section 2.1

The Merger.  Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time and the separate corporate existence of Merger Sub shall thereupon cease.  Effective as of the Effective Time, the Company shall continue as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”) and shall succeed to and assume all of the respective rights and obligations of Merger Sub and the Company.  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all of property, rights, privileges, immunities, powers, franchises, licenses and authority of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, restrictions, duties and other Liabilities of each of the Company and Merger Sub shall become the debts, restrictions, duties and other Liabilities of the Surviving Corporation.

Section 2.2

Closing.  Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place as soon as practicable (and, in any event, within three (3) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all of the conditions set forth in ARTICLE VII, at the offices of Snell & Wilmer L.L.P., 350 South Grand Avenue, #2600, Los Angeles, California 90071, unless another date, time or place is agreed to in writing by the parties hereto.

Section 2.3

Effective Time.  Subject to the provisions of this Agreement, the Merger shall become effective when a certificate of merger evidencing the Merger, substantially in the form attached to this Agreement as Exhibit A (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is duly filed with the Secretary of State of the State of Delaware, or at such later time as Merger Sub and the Company shall agree and is specified in the Certificate of Merger.  When used in this Agreement, the term “Effective Time” shall mean the later of the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time established by the Certificate of Merger.  The filing of the Certificate of Merger shall be made on the Closing Date.

Section 2.4

Certificate of Incorporation and Bylaws; Directors and Officers.

(a)

At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

(b)

At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided by the certificate of incorporation or the bylaws of the Surviving Corporation or by applicable Law.

(c)

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, from and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(d)

The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, from and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be; provided, however, that, subject to the Surviving Corporation’s entry into a new employment agreement with Baris Karadogan at Closing (and the terms of such agreement), Baris Karadogan shall be Chief Executive Officer of the Surviving Corporation.

Section 2.5

Tax Consequences.  It is intended by the parties hereto that the Merger shall constitute a taxable transaction for U.S. federal income tax purposes and not a tax-free reorganization under Section 368(a) of the Code; provided, however, that no party hereto makes any representation or warranty to any other party that the Merger constitutes a taxable transaction for U.S. federal income tax purposes.  Each of the parties hereto agrees to report the Merger for U.S. federal and state income Tax purposes as a taxable transaction except to the extent (i) required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of any state, local or foreign law), or (ii) otherwise prohibited by the Code or any other provision of applicable Law.

ARTICLE III
CONVERSION AND PAYMENT FOR SECURITIES

Section 3.1

Effect on Stock.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub or the Company or the record holder of any capital stock of Parent, Merger Sub or the Company, the following transactions shall occur:

(a)

Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b)

Treasury Stock and Parent Owned Stock.  Each Company Share that is owned by the Company and held in its treasury shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)

Effect on Company Shares.

(i)

Liquidation and Conversion of Series AA Preferred Stock.  Subject to Section 3.1(f), each share of Series AA Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be liquidated in accordance with the provisions of the Company’s Charter Documents applicable to the Series AA Preferred Stock.  As a result of such liquidation, each record owner of shares of Series AA Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be entitled to receive the liquidation proceeds (the “Series AA Preferred Liquidation Proceeds”) applicable to such shares, such proceeds to be paid at such times and in accordance with Section 3.2 in the form of the applicable portion of the Parent Common Share Merger Consideration and the Closing Cash Merger Consideration, which shall be taken and deducted from the Adjusted Gross Merger Consideration.

(ii)

Liquidation and Conversion of Series BB Preferred Stock.  Subject to Section 3.1(f), each share of Series BB Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be liquidated in accordance with the provisions of the Company’s Charter Documents applicable to the Series BB Preferred Stock.  As a result of such liquidation, each record owner of shares of Series BB Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be entitled to receive the liquidation proceeds (the “Series BB Preferred Liquidation Proceeds”) applicable to such shares, such proceeds to be paid at such times and in accordance with Section 3.2 in the form of the applicable portion of the Parent Common Share Merger Consideration and the Closing Cash Merger Consideration, which shall be taken and deducted from the Adjusted Gross Merger Consideration.

(iii)

Liquidation and Conversion of Series CC Preferred Stock.  Subject to Section 3.1(f), each share of Series CC Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be liquidated in accordance with the provisions of the Company’s Charter Documents applicable to the Series CC Preferred Stock.  As a result of such liquidation, each record owner of shares of Series CC Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be entitled to receive the liquidation proceeds (the “Series CC Preferred Liquidation Proceeds”) applicable to such shares, such proceeds to be paid at such times and in accordance with Section 3.2 in the form of the applicable portion of the Parent Common Share Merger Consideration and the Closing Cash Merger Consideration, which shall be taken and deducted from the Adjusted Gross Merger Consideration.

(iv)

Liquidation and Conversion of Series DD Preferred Stock.  Subject to Section 3.1(f), each share of Series DD Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be liquidated in accordance with the provisions of the Company’s Charter Documents applicable to the Series DD Preferred Stock.  As a result of such liquidation, each record owner of shares of Series DD Preferred Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be entitled to receive the liquidation proceeds (the “Series DD Preferred Liquidation Proceeds”) applicable to such shares, such proceeds to be paid at such times and in accordance with Section 3.2 in the form of the applicable portion of the Parent Common Share Merger Consideration and the Closing Cash Merger Consideration, which shall be taken and deducted from the Adjusted Gross Merger Consideration.

(v)

Liquidation and Conversion of Special Voting Stock.  Subject to Section 3.1(f), each share of Special Voting Stock issued and outstanding immediately before the Effective Time (other than any of such shares of Special Voting Stock to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be liquidated in accordance with the provisions of the Company’s Charter Documents applicable to the Special Voting Stock.  As a result of such liquidation, each record owner of shares of Special Voting Stock issued and outstanding immediately before the Effective Time (other than any of such shares to be cancelled in accordance with Section 3.1(b) and any of such shares that are Dissenting Shares) shall be entitled to receive the liquidation proceeds (the “Special Voting Stock Liquidation Proceeds”) applicable to such shares, such proceeds to be paid at such times and in accordance with Section 3.2 in the form of the applicable portion of the Parent Common Share Merger Consideration and the Closing Cash Merger Consideration, which shall be taken and deducted from the Adjusted Gross Merger Consideration.

(vi)

Conversion of Company Common Stock.  Subject to Section 3.1(f), each share of Company Common Stock issued and outstanding immediately before the Effective Time on an As-Converted Basis (other than any shares of Company Common Stock to be cancelled in accordance with Section 3.1(b) and any shares of Company Common Stock that are Dissenting Shares) shall be cancelled and converted into the right of the record owner thereof to receive, without interest, the Common Merger Consideration Per Common Share (if any) to be paid at such times and in accordance with Section 3.2.

(vii)

As of the Effective Time, all outstanding Company Shares referred to in clauses (i) through (vi) above shall be cancelled in accordance with this Section 3.1(c), and when so cancelled, shall no longer be outstanding and shall automatically cease to exist, and each record holder of a certificate representing any shares of Series AA Preferred Stock, Series BB Preferred Stock, Series CC Preferred Stock, Series DD Preferred Stock, Special Voting Stock or Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the amounts referred to in clauses (i) through (vi) above, as applicable.

(d)

Cancellation of Options.  As of the Effective Time, all unexercised Company Options shall be cancelled without any exercise or conversion thereof and without any right to receive any part of the Common Merger Consideration with respect thereto.

(e)

Cancellation of Warrants. As of the effective time, all unexercised Company Warrants shall be cancelled without any exercise or conversion thereof and without any right to receive any part of the Common Merger Consideration with respect thereto.

(f)

Shares of Dissenting Stockholders.  Notwithstanding anything in this Agreement to the contrary, any Company Shares issued and outstanding immediately before the Effective Time that are held by a Stockholder (a “Dissenting Stockholder”) that has not voted in favor of or consented to the adoption of this Agreement and the Merger and has complied with all the provisions of the DGCL concerning the right of record holders of Company Shares to require appraisal of their Company Shares (“Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Preferred Liquidation Proceeds, the Special Voting Stock Liquidation Proceeds and/or the Common Merger Consideration (as applicable) as described in Section 3.1(c), but shall instead become the right to receive from Parent such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such Stockholder shall cease to have any rights with respect thereto, except the right to receive the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL).  If, prior to the Effective Time, such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its Company Shares shall be deemed to be converted as of the Effective Time into the right to receive, without interest, the applicable portion of the Preferred Liquidation Proceeds, the Special Voting Stock Liquidation Proceeds and/or the Common Merger Consideration (as applicable) as described in Section 3.1(c). The Company shall give Parent prompt written notice of any demand for appraisal of Company Shares received by the Company, any withdrawal of any such demand and any correspondence or other instrument served on the Company pursuant to Section 262 of the DGCL, and shall give Parent the opportunity to participate in all negotiations and Proceedings with respect thereto.  The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demand.

Section 3.2

Timing and Amount of Merger Consideration Payments.

(a)

Tranche One Payment Amount.  As soon as practicable following the Closing (and with respect to each Stockholder that has duly executed and delivered to Parent a Letter of Transmittal pursuant to Section 3.4 and Section 3.6(a), no later than five (5) Business Days after the date of such delivery to Parent by such Stockholder), Parent shall issue and deliver to each Stockholder the number of Parent Common Shares and the portion of the Closing Cash Consideration that such Stockholder is entitled to receive from the Tranche One Payment Amount, taking into account the provisions of Section 6.13 and Section 6.14.

(b)

Q1 Total Revenue Determination.

(i)

Within the later of five (5) Business Days after Parent announces its quarterly earnings for the Q1 Period in accordance with Applicable Canadian Securities Laws and the date upon which the financial statements for the Business for the Q1 Period are finalized by Parent, Parent shall deliver to the Stockholders’ Representative a statement (the “Q1 Statement”) setting forth the Q1 Total Revenue.

(ii)

The Stockholders’ Representative shall have twenty (20) Business Days from the date of its receipt of the Q1 Statement to review Parent’s determinations set forth in the Q1 Statement.  Parent shall provide the Stockholders’ Representative and its Representatives reasonable access to the books and records of the Company to the extent relevant to verifying the contents of the Q1 Statement.  Upon completion of its review (and in any event within the required twenty (20)-Business Day period), the Stockholders’ Representative shall deliver to Parent written notice of the Stockholders’ Representative’s acceptance or rejection of Parent’s determination of Q1 Total Revenue.  If the Stockholders’ Representative fails to deliver any such written notice to Parent within such twenty (20)-Business Day period, the Stockholders’ Representative shall be irrevocably deemed to have accepted Parent’s determination of Q1 Total Revenue, in which event Parent’s determination of Q1 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation.

(iii)

If the Stockholders’ Representative delivers written notice to Parent of rejection of Parent’s determination of Q1 Total Revenue, which notice must contain reasonable details of the basis for such rejection, including (if reasonably practicable) the Stockholders’ Representative’s proposed recalculation of Q1 Total Revenue, the Stockholders’ Representative and Parent shall promptly (and in any event within five (5) days of the date of delivery of such notice) confer, or cause their respective Representatives to confer, with each other with a view to resolving such dispute.  If the Stockholders’ Representative and Parent or their respective Representatives are unable to resolve such dispute within ten (10) days after the date of delivery of the Stockholders’ Representative’s notice of rejection to Parent, either the Stockholders’ Representative or Parent may refer such matter to BDO USA, LLP, or if BDO USA, LLP is unable or unwilling to undertake such engagement, to a mutually acceptable firm of independent certified public accountants (as applicable, the “Independent Accountants”), for review and final determination of (and only of) Q1 Total Revenue.  The Independent Accountants may request of the Stockholders’ Representative and Parent such documents and information as may be necessary or appropriate for proper determination of such dispute, and such parties shall cooperate reasonably to promptly satisfy any such request.  The determination by the Independent Accountants of Q1 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation, absent manifest error.  The costs of the Independent Accountants in undertaking such review and determination shall be shared equally by the Stockholders (administered through the Stockholders’ Representative) and Parent.

(c)

Q2 Total Revenue Determination and Tranche Two Payment Amount.

(i)

Within the later of five (5) Business Days after Parent announces its quarterly earnings for the Q2 Period in accordance with Applicable Canadian Securities Laws and the date upon which the financial statements for the Business for the Q2 Period are finalized by Parent, Parent shall deliver to the Stockholders’ Representative a statement (the “Q2 Statement”) setting forth the Q2 Total Revenue.

(ii)

The Stockholders’ Representative shall have twenty (20) Business Days from the date of its receipt of the Q2 Statement to review Parent’s determinations set forth in the Q2 Statement.  Parent shall provide the Stockholders’ Representative and its Representatives reasonable access to the books and records of the Company to the extent relevant to verifying the contents of the Q2 Statement.  Upon completion of its review (and in any event within the required twenty (20)-Business Day period), the Stockholders’ Representative shall deliver to Parent written notice of the Stockholders’ Representative’s acceptance or rejection of Parent’s determination of Q2 Total Revenue.  If the Stockholders’ Representative fails to deliver any such written notice to Parent within such twenty (20)-Business Day period, the Stockholders’ Representative shall be irrevocably deemed to have accepted Parent’s determination of Q2 Total Revenue, in which event Parent’s determination of Q2 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation.

(iii)

If the Stockholders’ Representative delivers written notice to Parent of rejection of Parent’s determination of Q2 Total Revenue, which notice must contain reasonable details of the basis for such rejection, including (if reasonably practicable) the Stockholders’ Representative’s proposed recalculation of Q2 Total Revenue, the Stockholders’ Representative and Parent shall promptly (and in any event within five (5) days of the date of delivery of such notice) confer, or cause their respective Representatives to confer, with each other with a view to resolving such dispute. If the Stockholders’ Representative and Parent or their respective Representatives are unable to resolve such dispute within ten (10) days after the date of delivery of the Stockholders’ Representative’s notice of rejection to Parent, either the Stockholders’ Representative or Parent may refer such matter to the Independent Accountants for review and final determination of (and only of) Q2 Total Revenue.  The Independent Accountants may request of the Stockholders’ Representative and Parent such documents and information as may be necessary or appropriate for proper determination of such dispute, and such parties shall cooperate reasonably to promptly satisfy any such request.  The determination by the Independent Accountants of Q2 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation, absent manifest error.  The costs of the Independent Accountants in undertaking such review and determination shall be shared equally by the Stockholders (administered through the Stockholders’ Representative) and Parent.

(iv)

Within five (5) Business Days after the final determination of Q2 Total Revenue in accordance with this Section 3.2(c), Parent shall issue and deliver to each Stockholder who has duly executed and delivered to Parent a Letter of Transmittal pursuant to Section 3.4 and Section 3.6(a) the number of Parent Common Shares that such Stockholder is entitled to receive from the Tranche Two Payment Amount, taking into account the provisions of Section 6.13 and Section 6.14.

(d)

Q3 Total Revenue Determination, Tranche Three Payment Amount and Tranche Two Payment Amount True-Up.

(i)

Within the later of five (5) Business Days after Parent announces its quarterly earnings for the Q3 Period in accordance with Applicable Canadian Securities Laws and the date upon which the financial statements for the Business for the Q3 Period are finalized by Parent, Parent shall deliver to the Stockholders’ Representative a statement (the “Q3 Statement”) setting forth the Q3 Total Revenue.

(ii)

The Stockholders’ Representative shall have twenty (20) Business Days from the date of its receipt of the Q3 Statement to review Parent’s determinations set forth in the Q3 Statement.  Parent shall provide the Stockholders’ Representative and its Representatives reasonable access to the books and records of the Company to the extent relevant to verifying the contents of the Q3 Statement.  Upon completion of its review (and in any event within the required twenty (20)-Business Day period), the Stockholders’ Representative shall deliver to Parent written notice of the Stockholders’ Representative’s acceptance or rejection of Parent’s determination of Q3 Total Revenue.  If the Stockholders’ Representative fails to deliver any such written notice to Parent within such twenty (20)-Business Day period, the Stockholders’ Representative shall be irrevocably deemed to have accepted Parent’s determination of Q3 Total Revenue, in which event Parent’s determination of Q3 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation.

(iii)

If the Stockholders’ Representative delivers written notice to Parent of rejection of Parent’s determination of Q3 Total Revenue, which notice must contain reasonable details of the basis for such rejection, including (if reasonably practicable) the Stockholders’ Representative’s proposed recalculation of Q3 Total Revenue, the Stockholders’ Representative and Parent shall promptly (and in any event within five (5) days of the date of delivery of such notice) confer, or cause their respective Representatives to confer, with each other with a view to resolving such dispute.  If the Stockholders’ Representative and Parent or their respective Representatives are unable to resolve such dispute within ten (10) days after the date of delivery of the Stockholders’ Representative’s notice of rejection to Parent, either the Stockholders’ Representative or Parent may refer such matter to the Independent Accountants for review and final determination of (and only of) Q3 Total Revenue.  The Independent Accountants may request of the Stockholders’ Representative and Parent such documents and information as may be necessary or appropriate for proper determination of such dispute, and such parties shall cooperate reasonably to promptly satisfy any such request.  The determination by the Independent Accountants of Q3 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation, absent manifest error.  The costs of the Independent Accountants in undertaking such review and determination shall be shared equally by the Stockholders (administered through the Stockholders’ Representative) and Parent.

(iv)

Within five (5) Business Days after the final determination of Q3 Total Revenue in accordance with this Section 3.2(d), Parent shall issue and deliver to each Stockholder who has duly executed and delivered to Parent a Letter of Transmittal pursuant to Section 3.4 and Section 3.6(a) the number of Parent Common Shares that such Stockholder is entitled to receive from the Tranche Three Payment Amount, taking into account the provisions of Section 6.13 and Section 6.14.

(v)

If (A) Q3 Total Revenue exceeds Q3 Forecast Revenue (the amount of such excess, the “Q3 Surplus”) and (B) Q2 Total Revenue was less than Q2 Forecast Revenue, then the Q3 Surplus, up to a maximum of fifteen percent (15%) of Q3 Forecast Revenue, shall be added to Q2 Total Revenue, and the Tranche Two Payment Amount shall be recalculated using such newly determined Q2 Total Revenue.  In such event, within five (5) Business Days after the final determination of Q3 Total Revenue in accordance with this Section 3.2(d). Parent shall issue and deliver to each Stockholder who has duly executed and delivered to Parent a Letter of Transmittal pursuant to Section 3.4 and Section 3.6(a) the number of Parent Common Shares that such Stockholder is entitled to receive as a result of the newly adjusted Tranche Two Payment Amount, taking into account the provisions of Section 6.13 and Section 6.14.

(e)

Q4 Total Revenue Determination, Tranche Four Payment Amount and Tranche Three Payment Amount True-Up.

(i)

Within the later of five (5) Business Days after Parent announces its quarterly earnings for the Q4 Period in accordance with Applicable Canadian Securities Laws and the date upon which the financial statements for the Business for the Q4 Period are finalized by Parent, Parent shall deliver to the Stockholders’ Representative a statement (the “Q4 Statement”) setting forth the Q4 Total Revenue.

(ii)

The Stockholders’ Representative shall have twenty (20) Business Days from the date of its receipt of the Q4 Statement to review Parent’s determinations set forth in the Q4 Statement.  Parent shall provide the Stockholders’ Representative and its Representatives reasonable access to the books and records of the Company to the extent relevant to verifying the contents of the Q4 Statement.  Upon completion of its review (and in any event within the required twenty (20)-Business Day period), the Stockholders’ Representative shall deliver to Parent written notice of the Stockholders’ Representative’s acceptance or rejection of Parent’s determination of Q4 Total Revenue.  If the Stockholders’ Representative fails to deliver any such written notice to Parent within such twenty (20)-Business Day period, the Stockholders’ Representative shall be irrevocably deemed to have accepted Parent’s determination of Q4 Total Revenue, in which event Parent’s determination of Q4 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation.

(iii)

If the Stockholders’ Representative delivers written notice to Parent of rejection of Parent’s determination of Q4 Total Revenue, which notice must contain reasonable details of the basis for such rejection, including (if reasonably practicable) the Stockholders’ Representative’s proposed recalculation of Q4 Total Revenue, the Stockholders’ Representative and Parent shall promptly (and in any event within five (5) days of the date of delivery of such notice) confer, or cause their respective Representatives to confer, with each other with a view to resolving such dispute.  If the Stockholders’ Representative and Parent or their respective Representatives are unable to resolve such dispute within ten (10) days after the date of delivery of the Stockholders’ Representative’s notice of rejection to Parent, either the Stockholders’ Representative or Parent may refer such matter to the Independent Accountants for review and final determination of (and only of) Q4 Total Revenue.  The Independent Accountants may request of the Stockholders’ Representative and Parent such documents and information as may be necessary or appropriate for proper determination of such dispute, and such parties shall cooperate reasonably to promptly satisfy any such request.  The determination by the Independent Accountants of Q4 Total Revenue shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation, absent manifest error.  The costs of the Independent Accountants in undertaking such review and determination shall be shared equally by the Stockholders (administered through the Stockholders’ Representative) and Parent.

(iv)

Within five (5) Business Days after the final determination of Q4 Total Revenue in accordance with this Section 3.2(e), Parent shall issue and deliver to each Stockholder who has duly executed and delivered to Parent a Letter of Transmittal pursuant to Section 3.4 and Section 3.6(a) the number of Parent Common Shares that such Stockholder is entitled to receive from the Tranche Four Payment Amount, taking into account the provisions of Section 6.13 and Section 6.14.

(v)

If (A) Q4 Total Revenue exceeds Q4 Forecast Revenue (the amount of such excess, the “Q4 Surplus”) and (B) Q3 Total Revenue was less than Q3 Forecast Revenue, then the Q4 Surplus, up to a maximum of fifteen percent (15%) of Q4 Forecast Revenue, shall be added to Q3 Total Revenue and the Tranche Three Payment Amount shall be recalculated using such newly determined Q3 Total Revenue.  In such event, within five (5) Business Days after the final determination of Q4 Total Revenue in accordance with this Section 3.2(e), Parent shall issue and deliver to each Stockholder who has duly executed and delivered to Parent a Letter of Transmittal pursuant to Section 3.4 and Section 3.6(a) the number of Parent Common Shares that such Stockholder is entitled to receive as a result of the newly adjusted Tranche Three Payment Amount, taking into account the provisions of Section 6.13 and Section 6.14.

(f)

Priority of Payments to Bonus Grantees and Fuse Holdings.  Notwithstanding any provision of this Agreement to the contrary, the portions of the Adjusted Gross Merger Consideration to be allocated and paid to the Bonus Grantees pursuant to Section 6.13 and the corresponding provisions of each Bonus Grant Agreement and to Fuse Holdings pursuant to Section 6.14 and the corresponding provisions of the Fuse Settlement Agreement shall be allocated to such Persons before taking into account the liquidation rights and preferences of the record owners of the Company Preferred Stock and the Company Special Voting Stock.

(g)

Acknowledgements Regarding Priority of Payments Among Stockholders.  For added certainty, the parties hereto acknowledge and agree that the Stockholders (in their respective capacities as such) shall receive their respective applicable shares of the Preferred Liquidation Proceeds, the Special Voting Stock Liquidation Proceeds and/or the Common Merger Consideration in accordance with the priorities set forth in the Company’s Charter Documents.  In such regard, a Stockholder who has Company Shares ranking junior in priority of liquidation preference to any other class or series of Company Shares under the Company’s Charter Documents shall not receive any portion of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount or the Tranche Four Payment Amount with respect to such junior Company Shares unless and until all Preferred Liquidation Proceeds and/or Special Voting Stock Liquidation Proceeds (as applicable) payable in respect of Company Shares that rank senior to such junior Company Shares have been paid in accordance with the provisions of this Agreement and the Company’s Charter Documents.

(h)

Illustration.  For illustration purposes only, Exhibit E contains a sample determination prepared by the Company of how a hypothetical allocation and distribution of Adjusted Gross Merger Consideration (broken down by Preferred Liquidation Proceeds, Special Voting Stock Liquidation Proceeds, and Common Merger Consideration) would be made among the Stockholders, broken down by class and series of Company stock, (i) starting with the Base Merger Consideration, (ii) applying the sample Net Working Capital Adjustment from Exhibit D, (iii) assuming $75,000 of Net Closing Cash, no Indebtedness and no Unpaid Company Transaction Expenses, (iv) deducting the Bonus Shares and the Fuse Shares (assuming full issuance thereof), and (v) assuming that the Total Revenue for each applicable quarterly period referred to in the foregoing provisions of this Section 3.2 is equal to the forecast Revenue for such quarterly period.

(i)

Acceleration.  If Parent causes or permits to be sold substantially all of the assets of the Company and its Subsidiaries prior to March 31, 2016, the Adjusted Gross Merger Consideration, as finally determined pursuant to this Section 3.2, that has not been paid to the Stockholders pursuant to this Section 3.2 and to the Bonus Grantees (as Bonus Shares) pursuant to Section 6.13 and Fuse Holdings (as Fuse Shares) pursuant to Section 6.14 shall be fully payable to the Stockholders, the Bonus Grantees and Fuse Holdings (as applicable) as of the date of closing of such sale transaction, net of the applicable number of Holdback Shares to be withheld by Parent in accordance with the provisions of this Agreement.  For purposes of this Section 3.2(i), (i) to the extent any such sale transaction is completed after the completion of the Q2 Period, Q3 Period or Q4 Period, the amount of Adjusted Gross Merger Consideration payable in respect of such quarterly period, including the related portions of Bonus Shares and Fuse Shares, shall be determined in accordance with the foregoing provisions of this Section 3.2, and (ii) to the extent any such sale transaction is completed before the completion of the Q2 Period, Q3 Period or Q4 Period, the amount of Adjusted Gross Merger Consideration payable in respect of any such quarterly period, including the related portions of Bonus Shares and Fuse Shares, shall be determined as if actual Total Revenue for such uncompleted quarterly period was equal to the forecast Total Revenue for such quarterly period and any subsequent quarterly periods.

Section 3.3

Earn-Out.  The record holders of Company Common Stock, determined on an As-Converted Basis, and the Bonus Grantees shall be entitled to share in an earn-out payment from Parent as follows:

(a)

Within fifteen (15) days after Parent announces its 2015 annual earnings in accordance with Applicable Canadian Securities Laws, Parent shall deliver to the Stockholders’ Representative a statement (the “Earn-Out Statement”) containing a reasonably detailed calculation of the Total Revenue and gross margin for the Business for the 2015 calendar year, in each case calculated in accordance with the Specified Accounting Principles.

(b)

The Stockholders’ Representative shall have thirty (30) days from the date of its receipt of the Earn-Out Statement to review Parent’s determinations set forth in the Earn-Out Statement.  Parent shall provide the Stockholders’ Representative and its Representatives reasonable access to the books and records of the Company to the extent relevant to verifying the contents of the Earn-Out Statement.  Upon completion of its review (and in any event within the required thirty (30)-day period), the Stockholders’ Representative shall deliver to Parent written notice of the Stockholders’ Representative’s acceptance or rejection of Parent’s determination of each of the Total Revenue and gross margin for the Business for the 2015 calendar year.  If the Stockholders’ Representative fails to deliver any such written notice to Parent within such thirty (30)-day period, the Stockholders’ Representative shall be irrevocably deemed to have accepted Parent’s determination of the Total Revenue and gross margin for the Business for the 2015 calendar year, in which event Parent’s determination of the Total Revenue and gross margin for the Business for the 2015 calendar year shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation.

(c)

If the Stockholders’ Representative delivers written notice to Parent under Section 3.3(b) of rejection of Parent’s determination of Total Revenue or gross margin for the Business for the 2015 calendar year, which notice must contain reasonable details of the basis for such rejection, including (if reasonably practicable) the Stockholders’ Representative’s proposed recalculation of the amount of Total Revenue or gross margin in dispute, the Stockholders’ Representative and Parent shall promptly (and in any event within thirty (30) days of the date of delivery of such notice) confer, or cause their respective Representatives to confer, with each other with a view to resolving such dispute.  If the Stockholders’ Representative and Parent or their respective Representatives are unable to resolve such dispute within thirty (30) days after the date of delivery of the Stockholders’ Representative’s notice of rejection to Parent, either the Stockholders’ Representative or Parent may refer such matter to the Independent Accountants for review and final determination of (and only of) the Total Revenue and/or gross margin to the extent they remain in dispute.  The Independent Accountants may request of the Stockholders’ Representative and Parent such documents and information as may be necessary or appropriate for proper determination of such dispute, and such parties shall cooperate reasonably to promptly satisfy any such request.  The determination by the Independent Accountants of the disputed Total Revenue and/or gross margin shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation, absent manifest error.  The costs of the Independent Accountants in undertaking such review and determination shall be shared equally by the Stockholders (administered through the Stockholders’ Representative) and Parent.

(d)

In the event that (i) Total Revenue for the Business for the 2015 calendar equals or exceeds U.S.$8,500,000 and (ii) gross margin for the Business for the 2015 calendar year exceeds seventy percent (70%) of the Total Revenue for the Business for the 2015 calendar year, the record holders of Company Common Stock immediately before the Effective Time, as determined on an As-Converted Basis, and the Bonus Grantees shall be entitled to receive an aggregate cash payment (the “Earn-Out Payment”) equal to fifty percent (50%) of the amount by which the Total Revenue for the Business for the 2015 calendar year exceeds U.S.$6,982,596.  Within five (5) Business Days after the date on which the amount of the Earn-Out Payment is finally determined pursuant to this Section 3.3, Parent shall make a cash payment to the record holders of Company Common Stock immediately before the Effective Time, as determined on an As-Converted Basis, and the Bonus Grantees (the aggregate share allocated to the Bonus Grantees not to exceed fifteen percent (15%) of the aggregate Earn-Out Payment, as contemplated by Section 6.13), pro rata in accordance with their respective pro rata shares of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount and the Tranche Four Payment Amount.

(e)

Notwithstanding the provisions of Section 3.3(d), if Parent causes or permits to be sold substantially all of the assets of the Company and its Subsidiaries prior to December 31, 2015, the Earn-Out Payment shall be calculated based on the Total Revenue and gross margin of the Business for the fully completed calendar months in 2015 immediately preceding the date of completion of such sale, and the U.S.$6,982,596 annual Revenue target amount referred to in Section 3.3(d) shall be reduced pro rata to reflect such number of fully completed calendar months.

Section 3.4

Surrender of Certificates.

(a)

Surrender of Certificates.  Within ten (10) Business Days after the Closing Date, Parent shall deliver (or cause its counsel or transfer agent to deliver) to each Stockholder that is entitled to receive a portion of the Adjusted Gross Merger Consideration a letter of transmittal in the form attached hereto as Exhibit B (the “Letter of Transmittal”) and such other documents as may be reasonably required by Parent to be used by each Stockholder of record of one or more certificates evidencing ownership of Company Shares that shall be converted into the right to receive the applicable portion of the Adjusted Gross Merger Consideration and Earn-Out Payment pursuant to Section 3.1(c).  Upon surrender to Parent (or Parent’s counsel or transfer agent, as directed in the Letter of Transmittal) of each such certificate held by such Stockholder for cancellation, together with such Letter of Transmittal duly completed and executed, and such other documents, such Stockholder shall be entitled to receive in exchange therefor the applicable portion of the Adjusted Gross Merger Consideration and Earn-Out Payment, without interest, into which such Company Shares theretofore represented by such certificate shall have been converted pursuant to Section 3.1(c), and the certificate so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Company Shares that is not registered in the stock transfer records of the Company, payment may be made to a Person other than the Person in whose name the certificate so surrendered is registered, if such certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.4(a), each certificate (other than certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Adjusted Gross Merger Consideration and Earn-Out Payment, without interest, into which the Company Shares theretofore represented by such certificate shall have been converted pursuant to Section 3.1.

(b)

No Further Ownership Rights in Company Shares.  At the Effective Time, (i) record holders of Company Shares shall cease to have any rights as stockholders of the Company or the Surviving Corporation, (ii) the stock transfer records of the Company shall be closed, and (iii) there shall be no further registration of transfers in the stock transfer records of the Company or the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, certificates representing Company Shares are presented to the Surviving Corporation or Parent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE III.

(c)

Lost, Stolen or Destroyed Certificates.  If any certificate representing Company Shares shall have been lost, stolen or destroyed, the Person claiming such certificate to be lost, stolen or destroyed may, in lieu of delivering such certificate, deliver an originally executed and duly notarized affidavit of that fact to Parent, including an indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such certificate and the Company Shares represented thereby (in form and substance reasonably acceptable to Parent), and, if required by Parent, the posting of a bond by such Person in customary amount and upon such terms as may be reasonably required by Parent as security for such indemnity.  In such case, all references in this Agreement to the applicable certificate shall mean the certificate or such affidavit.

Section 3.5

Closing Memorandum.  At least three (3) Business Days prior to the anticipated Closing Date, the Company shall furnish to Parent a memorandum (the “Closing Memorandum”) signed by the Company containing a pro forma consolidated balance sheet of the Company as of 11:59 pm (Pacific Daylight Time) on the Closing Date (the “Adjustment Time”) prepared by the Company in accordance with the Specified Accounting Principles, together with (i) detailed estimates of the Net Working Capital, Net Closing Cash, Indebtedness and Unpaid Transaction Expenses as of the Adjustment Time, and based thereon, the Company’s estimation of the Merger Consideration Adjustment (the “Estimated Merger Consideration Adjustment”), (ii) based on the calculation referred to in the foregoing clause (i), (A) the calculation of the estimated Series AA Liquidation Proceeds, the estimated Series BB Liquidation Proceeds, the estimated Series CC Liquidation Proceeds, the estimated Series DD Liquidation Proceeds and the estimated Special Voting Stock Liquidation Proceeds, and (B) the calculation of the estimated Common Merger Consideration (if any), (iii) the name and address of each Stockholder, together with the Allocation Schedule showing each Stockholder’s respective share (as applicable) of the estimated Series AA Liquidation Proceeds, the estimated Series BB Liquidation Proceeds, the estimated Series CC Liquidation Proceeds, the estimated Series DD Liquidation Proceeds, the estimated Special Voting Stock Liquidation Proceeds, and the estimated Common Merger Consideration (if any), (iv) each Bonus Grantee’s pro rata share of the Tranche One Payment Amount (assuming that all Company and Subsidiary employees eligible to be Bonus Grantees become Bonus Grantees), and (v) Fuse Holdings’ pro rata share of the Tranche One Payment Amount (assuming that Fuse Holdings executes and delivers the Fuse Settlement Agreement).  The Closing Memorandum (including the attached estimated balance sheet) shall be subject to Parent’s review and approval, not to be unreasonably withheld or delayed.

Section 3.6

Issuances of Parent Common Shares.

(a)

Following the Closing, Parent (or its counsel or transfer agent, as directed in the Letter of Transmittal) shall accept from the Stockholders duly executed and completed Letters of Transmittal and related documents as contemplated by Section 3.4.  Following Parent’s receipt of a Stockholder’s properly completed and executed Letter of Transmittal and related certificate(s) representing such Stockholder’s Company Shares, Parent shall, in accordance with the Stockholders’ respective rights under Section 3.1(c) and Parents’ obligations under Section 3.2, issue and/or pay to such Stockholder (i) within five (5) Business Days after Parent’s receipt of such Transmittal Letter, such Stockholder’s designated share, if any, of the Tranche One Payment, and (ii) within five (5) Business Days after final determination of each of the Tranche Two Payment, the Tranche Three Payment and the Tranche Four Payment, such Stockholder’s designated share, if any, of such Tranche Two Payment, Tranche Three Payment and Tranche Four Payment.

(b)

Any issuance of Parent Common Shares to any Stockholder pursuant to Section 3.6(a) or any other provision of this Agreement, and any issuance of Parent Common Shares to any Bonus Grantee or Fuse Holdings in accordance with this Agreement, any Bonus Grant Agreement or the Fuse Settlement Agreement (as applicable) shall be by issuance and delivery of stock certificates representing such Parent Common Shares or by issuance in uncertificated form through the book-entry procedures of Parent’s transfer agent.

Section 3.7

Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur (other than the issuance of shares of Company Common Stock in connection with the exercise of Company Stock Options or Company Warrants before the Effective Time as permitted by this Agreement and other than any issuance of shares of capital stock of Parent pursuant to the exercise or conversion of any options, warrants or other securities or rights exercisable for or convertible into Parent Common Shares that are outstanding as of the date hereof), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the number of Parent Common Shares included in the Base Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

Section 3.8

Withholding Rights.  Each of Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the portion of the Adjusted Gross Merger Consideration and the portion of any Earn-Out Payment otherwise payable to any Person pursuant to this ARTICLE III such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Income Tax Act (Canada) or any other provision of state, provincial, local or foreign Tax Law.  To the extent that amounts are so deducted and withheld and remitted to the appropriate Governmental Authority by Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 3.9

Final Determination of Merger Consideration Adjustments.  The Merger Consideration Adjustments shall be finally determined as follows:

(a)

Within ninety (90) days after the Closing Date, Parent shall deliver to the Stockholders’ Representative a statement (the “Closing Statement”) containing a consolidated balance sheet of the Company as of the Adjustment Time prepared by Parent in accordance with the Specified Accounting Principles, together with Parent’s determination of the actual Net Working Capital, Net Closing Cash, Indebtedness (if any) and Unpaid Company Transaction Expenses (if any) as of the Adjustment Time, in each case including reasonable details thereof, and based on such calculations, the calculation of the Merger Consideration Adjustment.  The calculations in the foregoing sentence shall be performed using the methodology and presented in the format utilized in the Closing Memorandum.  The Stockholders’ Representative shall have thirty (30) days from the date of its receipt of the Closing Statement to review Parent’s determinations set forth in the Closing Statement.  Parent shall provide the Stockholders’ Representative and its Representatives reasonable access to the books and records of the Company to the extent relevant to verifying the contents of the Closing Statement.  Upon completion of its review (and in any event within the required thirty (30)-day period), the Stockholders’ Representative shall deliver to Parent written notice of the Stockholders’ Representative’s acceptance or rejection of Parent’s determination of the Merger Consideration Adjustment.  If the Stockholders’ Representative fails to deliver any such written notice to Parent within such thirty (30)-day period, the Stockholders’ Representative shall be irrevocably deemed to have accepted Parent’s determination of the Merger Consideration Adjustment, in which event Parent’s determination of the Merger Consideration Adjustment shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation.

(b)

If the Stockholders’ Representative delivers written notice to Parent under Section 3.9(a) of rejection of Parent’s determination of the Merger Consideration Adjustment, which notice must contain reasonable details of the basis for such rejection, including (if reasonably practicable) the Stockholders’ Representative’s proposed recalculation of the Net Working Capital, Net Closing Cash, Indebtedness, and/or Unpaid Company Transaction Expenses in dispute, the Stockholders’ Representative and Parent shall promptly (and in any event within thirty (30) days of the date of delivery of such notice) confer, or cause their respective Representatives to confer, with each other with a view to resolving such dispute.  If the Stockholders’ Representative and Parent or their respective Representatives are unable to resolve such dispute within thirty (30) days after the date of delivery of the Stockholders’ Representative’s notice of rejection to Parent, either the Stockholders’ Representative or Parent may refer such matter to the Independent Accountants for review and final determination of (and only of) the aspects of the Merger Consideration Adjustment that remain in dispute.  The Independent Accountants may request of the Stockholders’ Representative and Parent such documents and information as may be necessary or appropriate for proper determination of such dispute, and such parties shall cooperate reasonably to promptly satisfy any such request.  The determination by the Independent Accountants of the disputed aspects of the Merger Consideration Adjustment shall be final, binding and conclusive on the Stockholders, the Stockholders’ Representative, Parent and the Surviving Corporation, absent manifest error.  The costs of the Independent Accountants in undertaking such review and determination shall be shared equally by the Stockholders (administered through the Stockholders’ Representative) and Parent.

(c)

Within five (5) Business Days after the date on which the Merger Consideration Adjustment is finally determined by agreement of the Stockholders’ Representative and Parent, by the deemed acceptance by the Stockholders’ Representative (as contemplated by Section 3.9(a)), and/or by the Independent Accountants, the following applicable adjustment shall be made:

(i)

if the Merger Consideration Adjustment, as finally determined, exceeds the Estimated Merger Consideration Adjustment, then (A) with respect to any issuance of Parent Common Shares pursuant to Section 3.2 prior to such final determination, Parent shall issue to the Stockholders (other than any Dissenting Stockholder), pro rata in accordance with the distribution priorities set forth in the Company’s Charter (and as contemplated by Section 3.1(c) and Section 3.2), such additional number of Parent Common Shares as are necessary to provide each Stockholder with the correct number of Parent Common Shares that such Stockholder would have received if the final determination of the Merger Consideration Adjustment had been made prior to Closing, and (B) with respect to any scheduled issuance of Parent Common Shares pursuant to Section 3.2 that has not yet occurred, such issuance of Parent Common Shares shall be calculated based on the Merger Consideration Adjustment, as finally determined; and

(ii)

if the Merger Consideration Adjustment, as finally determined, is less than the Estimated Merger Consideration Adjustment, then (A) with respect to any issuance of Parent Common Shares pursuant to Section 3.2 and/or Section 6.13 prior to such final determination, Parent may (1) set off against and reduce the number of Parent Common Shares scheduled for future issuance pursuant to Section 3.2 and/or Section 6.13 by the excess number of Parent Common Shares that were issued in such prior issuances based on the Estimated Merger Consideration Adjustment, such set-off and reduction to be divided, based upon their applicable portion of the Base Merger Consideration, among the Stockholders (pro rata in accordance with the distribution priorities set forth in the Company’s Charter (and as contemplated by Section 3.1(c) and Section 3.2)) and Bonus Grantees, and/or (2) set off against any Earn-Out Payment in an amount equal to the excess number of Parent Common Shares that were issued in such prior issuances based on the Estimated Merger Consideration Adjustment (calculated based on a price of U.S.$0.6578 per Parent Common Share), such set-off to be divided, based upon their applicable portion of the Base Merger Consideration, among the Stockholders (pro rata in accordance with the distribution priorities set forth in the Company’s Charter (and as contemplated by Section 3.1(c) and Section 3.2)) and Bonus Grantees, and (B) with respect to any scheduled issuance of Parent Common Shares pursuant to Section 3.2 that has not yet occurred, such issuance of Parent Common Shares shall be calculated based on the Merger Consideration Adjustment, as finally determined.

Section 3.10

Stockholders’ Representative.

(a)

Appointment.  By virtue of the approval and adoption of this Agreement by the requisite vote of the Stockholders, each Stockholder (other than a Dissenting Stockholder) shall be deemed to have agreed to appoint Shareholder Representative Services LLC to act as the authorized representative of the Stockholders (the “Stockholders’ Representative”) with respect to all matters requiring any action or decision by the Stockholders, and by virtue of executing a Bonus Grant Agreement or the Fuse Settlement Agreement (as applicable), each Bonus Grantee and Fuse Holdings shall be deemed to have agreed to appoint the Stockholders’ Representative as such Person’s authorized representative, in each case with respect to (x) all matters related to Parent Common Shares issuable to them or amounts payable to them under this Agreement, any Bonus Grant Agreement or the Fuse Settlement Agreement, and (y) all indemnification matters under Section 6.8 and ARTICLE VIII.  The Stockholders’ Representative shall thereupon be authorized to be agent and attorney-in-fact for and on behalf of each Stockholder, each Bonus Grantee and Fuse Holdings for all purposes described above, including, as applicable, to (i) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any other documents, instruments and/or agreements contemplated hereby and thereby, (ii) make any claim (including any indemnity claim) against Parent, Merger Sub or the Surviving Corporation on behalf of the Company Indemnified Parties (or any of them) in connection with the transactions contemplated by this Agreement, (iii) act as the Company Indemnifying Parties’ agent for the receipt of any notice of claim (including any indemnity claim) by any Parent Indemnified Party, (iv) give and receive on behalf of the Stockholders, Bonus Grantees and Fuse Holdings any and all other notices from or to any other Stockholder, any other Bonus Grantee or Fuse Holdings under this Agreement, and (v) request, demand or initiate any Proceeding or other dispute resolution measure with respect to any claim or dispute arising in connection with this Agreement, negotiate and enter into settlements and compromises with respect to any such claim or dispute, and to take all other actions that are either necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or permitted by the terms of this Agreement.  The Stockholders’ Representative may be replaced by the Stockholders upon the written approval of the record holders representing a majority in interest of the Stockholders based on their respective ownership of Company Common Stock immediately before Closing, calculated on an As-Converted Basis.  Notwithstanding the foregoing, the Stockholders’ Representative may resign at any time by providing written notice of intent to resign to the Stockholders, the Bonus Grantees and Fuse Holdings, which resignation shall be effective upon the earlier of (A) thirty (30) days following delivery of such written notice, or (B) the appointment of a successor by the record holders of a majority in interest of the Stockholders based on their respective rights to the Common Merger Consideration.  No bond shall be required of the Stockholders’ Representative.  The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Stockholder, any Bonus Grantee or Fuse Holdings shall not terminate the authority and agency of the Stockholders’ Representative provided by this Section 3.10(a) with respect to such Stockholder, such Bonus Grantee or Fuse Holdings.

(b)

Limitation of Liability.  The Stockholders’ Representative shall not be liable for any act done or omitted hereunder as Stockholders’ Representative except in the case of gross negligence, bad faith or willful misconduct by the Stockholders’ Representative.  The Stockholders’ Representative may engage attorneys, accountants and other professionals and experts, the costs of which shall be shared pro rata by the Stockholders, the Bonus Grantees and Fuse Holdings in accordance with the Indemnification Liability Allocation.  The Stockholders’ Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Stockholders’ Representative based on such reliance shall be deemed conclusively to have been taken in good faith and in the exercise of reasonable judgment.  The Stockholders, the Bonus Grantees and Fuse Holdings shall indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholders’ Representative’s execution and performance of this Agreement, in each case as such Representative Loss is suffered or incurred, in accordance with the Indemnification Liability Allocation; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Stockholders, the Bonus Grantees and Fuse Holdings the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct.  If not paid directly to the Stockholders’ Representative by the Stockholders, the Bonus Grantees and Fuse Holdings, any such Representative Losses may be recovered by the Stockholders’ Representative from (i) the funds in the Expense Fund and (ii) from any other amounts distributable to the Stockholders, the Bonus Grantees and Fuse Holdings under this Agreement in accordance with the Indemnification Liability Allocation; provided, that while this Section 3.10(b) allows the Stockholders’ Representative to be paid from the Expense Fund and any other distributable amounts, this does not relieve the Stockholders, the Bonus Grantees and Fuse Holdings from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise.  In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Stockholders, the Bonus Grantees or otherwise.  The foregoing indemnities will survive the resignation or removal of the Stockholders’ Representative or the termination of this Agreement.  A decision, act, consent or instruction of the Stockholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 10.7 or Section 10.8, shall constitute a decision of the Stockholders, the Bonus Grantees and Fuse Holdings (as applicable) and shall be final, binding and conclusive upon the Stockholders, the Bonus Grantees and Fuse Holdings.

(c)

Reliance.  Each party hereto, each Stockholder, each Bonus Grantee and Fuse Holdings shall be entitled to rely exclusively upon any communication or instruction given or other action taken by the Stockholders’ Representative on behalf of the Stockholders, the Bonus Grantees and/or Fuse Holdings pursuant to this Agreement, and shall not be liable for any action taken or not taken in good faith reliance on a communication or other instruction from the Stockholders’ Representative on behalf of the Stockholders, the Bonus Grantees and Fuse Holdings (or any of them).  The Stockholders (including any representative thereof) shall promptly notify Parent and the Surviving Corporation in writing of any replacement of the Stockholders’ Representative, including the updated contact information for any replacement Stockholders’ Representative.  Parent and the Surviving Corporation shall be entitled to assume that any such notice received by them is valid and correct, without any duty or obligation to investigate whether such replacement Stockholders’ Representative was properly appointed.  Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall have any Liability to any Stockholder, any Bonus Grantee or Fuse Holdings for any payment made to or at the written direction of the Stockholders’ Representative on behalf of any such Stockholder, such Bonus Grantee or Fuse Holdings provided such payment is made in accordance with such directions.

(d)

Expense Fund.  Upon the Closing, the Company will wire to the Stockholders’ Representative an amount of $25,000 (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any third party expenses incurred by it in connection with its duties and obligations under this Section 3.10.  The Stockholders and Bonus Grantees will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings.  The Stockholders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct.  The Stockholders’ Representative will hold the Expense Fund separate from its corporate funds, will not use the Expense Fund for its operating expenses or any other corporate purposes and will not voluntarily make the Expense Fund available to its creditors in the event of bankruptcy.  As soon as practicable following the completion of the Stockholders’ Representative’s responsibilities, the Stockholders’ Representative shall return the unused balance of the Expense Fund (if any) to the Surviving Corporation, which the Surviving Corporation shall be entitled to retain for its sole account.  The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and is not responsible for any Tax reporting or withholding with respect thereto.  If any Tax reporting (other than Tax reporting by the Stockholders or any of their respective upstream owners) is required with respect to the ultimate distribution of any balance of the Expense Fund, then the Stockholders’ Representative will provide to Parent or its designated agent, upon request, information regarding the amounts distributed to each Stockholder, to be used by Parent or its agent in completing any such required Tax reporting.  For Tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce Parent and Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, the Company hereby represents and warrants to Parent and Merger Sub that, except as set forth on the Disclosure Letter, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date hereof and as of the Closing.  The Disclosure Letter shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article IV, and the disclosures in any section or subsection of the Disclosure Letter shall qualify other sections and subsections in this Article IV only to the extent it is reasonably apparent from a reading of the disclosure and/or the disclosed item(s) that such disclosure is applicable to such other sections and subsections.

Section 4.1

Organization.  The Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its state or province of incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and, in the case of the Company, subject to obtaining the Required Stockholder Approvals, to consummate the transactions contemplated hereby.  The Company and each Subsidiary is duly qualified or licensed to do business and is in good standing (or equivalent status) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing (or equivalent status) would not reasonably be expected to have a Company Material Adverse Effect.  The jurisdictions in which the Company and each Subsidiary is duly qualified or licensed to do business and is in good standing (or equivalent status) are set forth in Section 4.1 of the Disclosure Letter.  The Company has furnished to Parent complete and correct copies of the Charter Documents of the Company and each Subsidiary as currently in effect.  The Company has furnished to Parent, for the Company and each Subsidiary, complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of the stockholders, board of directors, and each committee thereof since the date of the Company’s or such Subsidiary’s incorporation.  Except as disclosed in Section 4.1 of the Disclosure Letter, neither the Company nor any Subsidiary now owns or holds, beneficially or of record, nor has it ever owned or held, beneficially or of record, directly or indirectly, any stock, equity, membership, partnership or other ownership or equity interest in any corporation, general partnership, limited partnership, limited liability company or other entity.

Section 4.2

Authority.  The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Required Stockholder Approvals, to perform its obligations hereunder.  The Company’s board of directors has duly and validly approved this Agreement and the performance by the Company of the transactions contemplated hereby.  No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Required Stockholder Approvals.  In each case assuming the due execution and delivery hereof by Parent and Merger Sub (as applicable), this Agreement constitutes the legal, valid and binding obligation of the Company and the Stockholders’ Representative, enforceable against each of them (as applicable) in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other applicable Laws of general application affecting the rights and remedies of creditors, and general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at Law).

Section 4.3

Consents and Approvals; No Violations.  Except as set forth in Section 4.3 of the Disclosure Letter and for filings, permits, authorizations, consents and approvals as may be required under the DGCL and state securities Laws to effect the Merger, neither the execution, delivery or performance of this Agreement by the Company and the Stockholders’ Representative nor the consummation by the Company and the Stockholders’ Representative of the transactions contemplated hereby shall (i) conflict with or violate any provision of the Company’s Charter Documents, (ii) require any filing with, or any Permit of, any Governmental Authority (including with respect to any Subsidiary), (iii) result in a material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract, (iv) violate any Law or Order applicable to the Company, any Subsidiary or any business or assets of the Company or any Subsidiary, or (v) result in the creation of any Encumbrance on any assets of the Company or any Subsidiary, other than Permitted Encumbrances.

Section 4.4

Capital Structure.

(a)

The Company’s authorized capital consists of 13,660,336 Shares of capital stock, comprised of 9,000,000 shares of Company Common Stock, par value $0.0001 per share, 234,000 shares of Special Voting Stock, par value $0.0001 per share, and 4,426,336 shares of Company Preferred Stock, par value 0.0001 per share.  Of the Company Preferred Stock, 1,176,694 shares have been designated as Series AA Preferred Stock, 100,791 shares have been designated as Series BB Preferred Stock, 148,851 shares have been designated as Series CC Preferred Stock and 3,000,000 shares have been designated as Series DD Preferred Stock.  The issued and outstanding shares of Company Common Stock, Special Voting Stock, and Preferred Stock respectively, are as set forth in Section 4.4(a) of the Disclosure Letter.  All issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any Law or the preemptive or other rights of any Stockholder or any prior stockholder of the Company.

(b)

As of the date hereof, (i) an aggregate of 49,371 shares of Company Common Stock and 1,999 shares of Series AA Preferred Stock are issuable upon the exercise of the Company Warrants, (ii) an aggregate of 1,156,612 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options, and (iii) an aggregate of 235,040 shares of Company Common Stock are reserved for issuance under the Company Stock Plan.  The Company has made available to Parent complete and accurate copies of the Company Stock Plan and all Contracts, certificates and other documents evidencing or otherwise containing the terms of the Company Warrants and the Company Options, including any amendments thereto.  The Company Stock Plan is the only Benefit Plan under which the Company has granted, or agreed or committed to grant, any Company Options or other equity compensation to any Person, and, except for the Bonus Arrangement, no other Contract or arrangement, written or oral, exists for the grant or issuance of Company Options or any other equity compensation to any Person.  The Company Stock Plan has never been amended and no grant thereunder has been made in any manner or containing any terms that would contradict or have the effect of overriding in provision contained in the Company Stock Plan.

(c)

The respective record owners of the issued and outstanding shares of the Company’s capital stock, the Company Options and the Company Warrants, in each case as of the date hereof, are set forth in Section 4.4(c) of the Disclosure Letter.  Except for the Company Warrants and Company Options, there is no warrant, right, option, conversion privilege, stock purchase plan, put, call or other contractual obligation or agreement relating to the offer, issuance, purchase or redemption, exchange, conversion, voting, disposition or transfer of any shares of the Company’s capital stock or other securities convertible into or exchangeable for capital stock of the Company (now, in the future or upon the occurrence of any contingency) or that provides for any stock appreciation or similar right.  There are no agreements in effect to register any shares of capital stock or other securities of the Company or any sales or resales thereof under U.S. federal or state securities Laws or any other Law.

(d)

The authorized and issued capital of each Subsidiary, including the full name of each record owner of all outstanding capital stock or other equity ownership interests in such Subsidiary, are set forth in Section 4.4(d) of the Disclosure Letter.  There is no warrant, right, option, conversion privilege, stock purchase plan, put, call or other contractual obligation or agreement relating to the offer, issuance, purchase or redemption, exchange, conversion, voting, disposition or transfer of any shares of any Subsidiary’s capital stock, equity ownership interests or other securities convertible into or exchangeable for capital stock or other equity ownership interests of the Company (now, in the future or upon the occurrence of any contingency) or that provides for any stock appreciation or similar right.  There are no agreements in effect to register any shares of capital stock, equity ownership interests or other securities of any Subsidiary or any sales or resales thereof under U.S. federal or state securities Laws or any other Law.

Section 4.5

Financial Statements; Undisclosed Liabilities.

(a)

The Company has furnished Parent with copies of the following consolidated financial statements of the Company and its Subsidiaries:  (i) unaudited balance sheets as of December 31, 2014, 2013 and 2012 and the related statements of operations, stockholders’ deficit and cash flows for the fiscal years of the Company and its Subsidiaries ended on such dates (the “Annual Financial Statements”), (ii) an unaudited balance sheet as of March 31, 2015 and the related unaudited statements of operations and cash flows of the Company and its Subsidiaries for the interim periods ending on such date (the “Interim Financial Statements”), and (iii) an unaudited balance sheet as of April 30, 2015 (the “Current Balance Sheet”) and collectively with the Annual Financial Statements and the Interim Financial Statements, the “Financial Statements”).  The Financial Statements (1) are correct and complete in all material respects and present fairly in all material respects the financial position and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the periods covered thereby, (2) were prepared in accordance with the Specified Accounting Principles applied on a consistent basis throughout the periods covered thereby, subject to the absence of footnotes and normal, recurring, year-end adjustments that are not material in the aggregate, and (3) are consistent with the books and records of the Company and its Subsidiaries.

(b)

There are no Liabilities of the Company or any Subsidiary of any kind whatsoever required to be reflected in the liabilities section of a balance sheet prepared in accordance with the Specified Accounting Principles, other than (i) Liabilities reflected on the Current Balance Sheet, (ii) Liabilities set forth in Section 4.5(b) of the Disclosure Letter, and (iii) Liabilities incurred in the ordinary course of business since April 30, 2015 (the “Balance Sheet Date”) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.6

Title to Assets; Encumbrances.

(a)

Except for (i) the Encumbrances listed under Part 1 of Section 4.6(a) of the Disclosure Letter, all of which shall be discharged by the Company or any Subsidiary before or in connection with the Closing, (ii) the Encumbrances listed under Part 2 of Section 4.6(a) of the Disclosure Letter, which shall remain in place on and after the Closing Date until discharged in accordance with their terms, and (iii) any other Permitted Encumbrance, the Company and each Subsidiary holds, and on the Closing Date shall hold, all legal and beneficial right, title and interest in and to all of its properties and assets, free and clear of any Encumbrance.

(b)

Except as disclosed in Section 4.6(b) of the Disclosure Letter, (i) the Company and each Subsidiary is, and on the Closing Date shall be, in possession and control of all tangible personal property included in its assets, and (ii) except for leased equipment held under written equipment leases, any license of Intellectual Property of another Person or the Company’s or any Subsidiary’s possession of the Leased Real Properties, neither the Company nor any Subsidiary is, nor on the Closing Date shall it be, in possession of any asset that is owned by another Person.

(c)

The assets, property and rights (tangible and intangible) owned, leased and licensed by the Company and its Subsidiaries are sufficient for the continued conduct of the Company’s and its Subsidiaries’ business as presently conducted.

Section 4.7

Condition of Equipment.  Except as disclosed in Section 4.7 of the Disclosure Letter, (i) each item of equipment owned or leased by the Company or any Subsidiary and used in the ordinary course of business is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the ordinary course of business, is free from apparent defects and is being operated and maintained in all material respects in accordance with prescribed operating instructions necessary to ensure the effectiveness of applicable equipment warranties and/or service plans, and (ii) no item of equipment owned or leased by the Company or any Subsidiary and used in the ordinary course of business is in need of repair or replacement other than as part of routine maintenance in the ordinary course of business.

Section 4.8

Accounts Receivable.  All Accounts Receivable that are reflected in the Current Balance Sheet and in the Company’s and its Subsidiaries’ current financial records represent valid obligations arising from sales actually made or services actually performed by the Company or any Subsidiary  in the ordinary course of business.  Except to the extent paid before the Closing Date, to the Knowledge of the Company, such Accounts Receivable are or shall be as of the Closing Date current and collectible net of the respective reserves shown on the Current Balance Sheet (which reserves are adequate and calculated in accordance with GAAP, consistent with past practice).  Subject to such reserves, each Account Receivable is collectable in full, without any contest, defense or right of set-off, within ninety (90) days after the day on which it first became due and payable.  Except as disclosed in Section 4.8 of the Disclosure Letter, there is no contest, claim, defense or right of setoff with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable.

Section 4.9

Material Customers and Suppliers.

(a)

Section 4.9(a) of the Disclosure Letter sets forth a list of the ten (10) largest customers of the Company and its Subsidiaries and the ten (10) largest vendors or suppliers to the Company and its Subsidiaries, as measured by the dollar amount of the billings to or from, as applicable, therefrom or thereby, from the period January 1, 2014 through March 31, 2015, showing the approximate total billings by the Company and its Subsidiaries to each such customer and the approximate total billings to the Company and its Subsidiaries from each such vendor or supplier, during such period.

(b)

Except as disclosed in Section 4.9(b) of the Disclosure Letter, since December 31, 2014, (i) no customer, vendor or supplier listed or required to be listed in Section 4.9(a) of the Disclosure Letter has terminated its relationship with the Company or any Subsidiary or materially reduced or changed the pricing or other terms of its business with the Company or any Subsidiary, and (ii) no customer, vendor or supplier listed or required to be listed in Section 4.9(a) of the Disclosure Letter has notified the Company or any Subsidiary that it intends to terminate or materially reduce or change the pricing or other terms of its business with the Company or any Subsidiary.

Section 4.10

Absence of Changes; Operations in Ordinary Course.  Since December 31, 2014, the Business has been conducted in the ordinary and usual course, and the Company has not suffered any Company Material Adverse Change.  Without limiting the foregoing, since December 31, 2014, except as set forth in Section 4.10 of the Disclosure Letter, neither the Company nor any Subsidiary has:

(a)

increased the compensation (including bonuses) payable to any director, officer or employee of the Company or any Subsidiary (except for increases of employee compensation in the ordinary course of business);

(b)

incurred, assumed, or guaranteed any Liabilities or Indebtedness of any kind, made any loans, advances or capital contributions to or investments in any other Person, or created or suffered the imposition of any Encumbrance upon any of the assets, whether tangible or intangible, of the Company or any Subsidiary, other than Liabilities incurred in the ordinary course of business consistent with past practice;

(c)

amended or restated the Charter Documents of the Company or any Subsidiary;

(d)

authorized for issuance, issued, sold, delivered or agreed or committed to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class or series or any other securities or equity equivalents (including any options, phantom stock or appreciation rights), except for the issuance and sale of Company Shares pursuant to the valid exercise of any outstanding Company Options or Company Warrants;

(e)

split, combined or reclassified any Company Shares or any shares of capital stock or other equity ownership interests in any Subsidiary, declared, set aside or paid any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any class or series of Company Shares or any shares of capital stock or other equity ownership interests in any Subsidiary, made any other actual, constructive or deemed distribution in respect of any class or series of Company Shares or any shares of capital stock or other equity ownership interests in any Subsidiary, or otherwise made any payments to any Stockholders in their capacity as such;

(f)

adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);

(g)

except as may be required by Law, established, entered into, adopted, amended or terminated any Benefit Plan or other Contract or arrangement with or for the benefit or welfare of any current or former director, officer or employee of the Company or any Subsidiary, except for the issuance and sale of Company Shares pursuant to any outstanding Company Stock Options or Company Warrants and/or any at-will offer letter that does not contain severance obligations and is terminable at the will of the Company or any Subsidiary;

(h)

acquired, sold, leased, licensed, encumbered or disposed of any single asset or group of assets in any single transaction or series of related transactions having an aggregate value or cost to the Company or any Subsidiary of at least U.S.$50,000;

(i)

entered into any new line of business or terminated any existing line of business;

(j)

except as may be required by a change in Law or in GAAP, made or changed any Tax election, changed any accounting period or any of the accounting or Tax principles, methods or practices used by the Company or any Subsidiary or taken any other action which could increase the Tax Liability of the Company (including the Surviving Corporation) or any Subsidiary as compared to the Tax Liability of the Company or such Subsidiary set forth in the Interim Financial Statements and Current Balance Sheet, as adjusted only for the passage of time up to the Adjustment Time, and, in any event, any such change, election or practice shall be included with the Closing Memorandum, and any increase in Tax Liability shall not exceed the amounts reserved by the Company or any Subsidiary with respect thereto;

(k)

 (i) acquired, by merger, consolidation, reorganization or other means of acquisition of stock or assets, directly or indirectly, any corporation, partnership or other business organization or division thereof or any equity interest therein, or (ii) made or authorized any single capital expenditure in excess of U.S.$50,000 or group of related capital expenditures in excess of U.S.$100,000 in the aggregate;

(l)

settled or compromised any pending or threatened Proceeding (i) which relates to the Merger or any of the other transactions contemplated by this Agreement, (ii) which entailed a claim by or against the Company or any Subsidiary for damages or other amounts in excess of U.S.$50,000 or for an Order of injunctive or other equitable relief against or for the benefit of the Company or any Subsidiary, or (iii) the settlement or compromise of which provides for (A) an admission of Liability by the Company or any Subsidiary or any of its directors, officers, employees or agents, or (B) any covenant or agreement that would restrict in any way the Company’s or any Subsidiary’s ability to conduct its business after the Effective Time;

(m)

 (i) revalued in any material respect any of the assets of the Company or any Subsidiary, (ii) cancelled any Indebtedness owing to the Company or any Subsidiary, or (iii) waived or assigned any claims or rights of the Company or any Subsidiary in excess of U.S.$25,000;

(n)

amended, modified, terminated (partially or completely), surrendered, granted any waiver under or gave any consent with respect to any Contract, other than in the ordinary course of business, or except as otherwise required to consummate the transactions contemplated by this Agreement;

(o)

made any material change to the Company’s or any Subsidiary’s current practices, policies or procedures with respect to the timing of collection of Accounts Receivable from, billing of or terms with, or pricing and payment terms offered to, customers or suppliers, except in the ordinary course of business, consistent with past practice;

(p)

failed to make any filing, pay any fee, or respond to any request or act by any Governmental Authority; or

(q)

taken or agreed in writing or otherwise to take any of the actions described in the foregoing provisions of this Section 4.10 through or any action which would make any of the representations or warranties of the Company contained in this Agreement (including any disclosures made in the Disclosure Letter) untrue, inaccurate or incomplete.

Section 4.11

Compliance with Laws; Permits.

(a)

The Company and each Subsidiary is currently, and at all times has been, in compliance in all material respects with each applicable Law relating to the Company or such Subsidiary, the conduct of its business or the ownership or use of its assets.  No event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material breach by the Company or any Subsidiary of any Law relating to the Company or such Subsidiary, the conduct of its business or the ownership or use of its assets, or may give rise to any obligation on the part of the Company or any Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature relating to the Company’s or such Subsidiary’s business or any of its assets.  Neither the Company nor any Subsidiary has received at any time since the date of its incorporation any written notice from any Governmental Authority or any other Person regarding any actual or alleged breach of any applicable Law.

(b)

Section 4.11(b) of the Disclosure Letter contains a list of all Permits (identified by document title or name, issuing authority, identifying number and expiration date, if any) held by the Company or any Subsidiary that relate in any way to the Company or any Subsidiary, its business or any of its assets.  Such Permits collectively constitute all of the Permits necessary to permit the Company and its Subsidiaries to lawfully conduct the Business in the manner presently conducted and to permit the Company and its Subsidiaries to own and use their assets in the manner in which they are currently owned and used.  Each Permit listed or required to be listed in Section 4.11(b) of the Disclosure Letter is valid and in full force and effect.  The Company has provided to Parent accurate and complete copies of all Permits listed or required to be listed in Section 4.11(b) of the Disclosure Letter.  The Company and each Subsidiary are currently, and at all times have been, in compliance in all material respects with all of the terms and requirements of each such Permit.  No event has occurred or circumstance exists that may (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any such Permit, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any such Permit.

(c)

Neither the Company nor any Subsidiary has received at any time since its incorporation any written notice from any Governmental Authority or any other Person regarding (i) any actual or alleged material breach of any term or requirement of any Permit held by the Company or such Subsidiary, (ii) any actual or alleged failure of the Company or any Subsidiary to obtain or maintain a Permit required for the lawful conduct of its business or the lawful ownership or use of any of its assets, or (iii) any actual, proposed or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Permit held by the Company or any Subsidiary.

Section 4.12

Tax Matters.  Except as set forth in Section 4.12 of the Disclosure Letter:

(a)

the Company and each Subsidiary has timely filed or caused to be filed (after taking into account all applicable extensions) with the appropriate Governmental Authority all Tax Returns required to be filed by it, and all such Tax Returns were true, correct and complete in all material respects and prepared in compliance with all applicable Laws;

(b)

the Company has made available to Parent copies of all such Tax Returns for tax periods commencing after December 31, 2009, as well as copies of any and all audit reports relating to Taxes and issued by or with respect to the Company or any Subsidiary, and any and all revenue agent (or any similar agent of any Governmental Authority) examination reports, information document requests, notices of proposed deficiencies, notices of deficiency, protests, petitions, settlement agreements, closing agreements, private letter ruling requests and technical advice memoranda received by, submitted by, or agreed to by, or on behalf of, the Company or any Subsidiary or to which the Company or any Subsidiary is subject;

(c)

there are no Encumbrances with respect to Taxes on or affecting any asset of the Company or any Subsidiary,  in each case other than Permitted Encumbrances; there is no claim pending or threatened in writing against the Company or any Subsidiary relating or attributable to Taxes which, if adversely determined, would result in any Encumbrance on any Company or Subsidiary asset and, to the Knowledge of the Company, there is no reasonable basis for the assertion of any such claim against the Company or any Subsidiary;

(d)

all Taxes due and payable by the Company or any Subsidiary for any period preceding, or ending on or prior to, the Closing Date, with respect to which a Tax Return was due prior to the Closing Date, have been paid, whether or not such Taxes were shown on any Tax Return, and all Taxes due and payable by the Company or any Subsidiary for any period preceding, or ending on or prior to, the Closing Date, with respect to which a Tax Return was not due prior to the Closing Date, (i) have been paid, or (ii) have been properly accrued or otherwise adequately reserved for on the face of the Current Balance Sheet (as opposed to in the footnotes thereto), and shall, in accordance with past custom and practice, be accrued on the books and records of the Company or the applicable Subsidiary from time to time through the Closing Date with a current statement thereof being included in the balance sheet of the Company included with the Closing Memorandum, and such Taxes shall not exceed the amounts reserved by the Company with respect thereto;

(e)

the Company and each Subsidiary, as applicable, have timely paid all required current estimated payments of Taxes in amounts sufficient to avoid interest charges and underpayment penalties;

(f)

the unpaid Taxes of the Company and any Subsidiary (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the face of the Current Balance Sheet (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company or any Subsidiary in filing its Tax Returns;

(g)

since the Balance Sheet Date, neither the Company nor any Subsidiary has incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside of the ordinary course of business, consistent with past custom and practice

(h)

the Company and each Subsidiary have disclosed on each Tax Return filed by or in respect of the Company or any such Subsidiary all positions taken thereon that could give rise to a substantial understatement penalty of federal income Taxes within the meaning of Code § 6662 or § 6662A or any similar provisions of any other Tax Law;

(i)

neither the Company nor any Subsidiary is currently the beneficiary of any extension of time to file any Tax Return;

(j)

there are no outstanding agreements extending or waiving the statutory period of limitation applicable to any Tax, claim for the collection or assessment or reassessment of Taxes due from the Company or any Subsidiary, or to which the Company or any Subsidiary may be subject or shall cause Parent or the Surviving Corporation to be subject, in each instance for any taxable period;

(k)

the Company and each Subsidiary have complied in all respects with all requirements relating to the withholding of Taxes (including withholding and reporting requirements under Code §§ 1441 through 1464, 3401 through 3406, 6041 and 6049), and have within the times and in the manner prescribed by Law paid over such amounts to the proper Governmental Authorities in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Forms W-2, 1099, and 941 (and similar federal, state and foreign Law counterparts thereof) required with respect thereto have been properly completed and timely filed together with any payments required to be remitted with such forms;

(l)

neither the Company nor any Subsidiary has done business or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax Returns, and neither the Company nor any Subsidiary has nexus with any jurisdiction in which it does not file Tax Returns which is sufficient to cause the Company or any Subsidiary to be subject to Taxes in such jurisdiction;

(m)

no written notice of inquiry has been made by or received from any Government Entity of any jurisdiction in which Tax Returns have not been filed by the Company or any Subsidiary to the effect that the filing of Tax Returns may be required;

(n)

there are no pending or threatened Proceedings, whether in the form of an audit or an administrative, judicial or other Proceeding, for the determination, assessment or collection of Taxes against the Company or any Subsidiary or (insofar as any such Proceeding relates to the activities or income of the Company or any Subsidiary or could result in Liability of the Company or any Subsidiary on the basis of joint and/or several Liability) any Person that was included in the filing of a Tax Return with the Company or any Subsidiary on a consolidated, combined or unitary basis;

(o)

no adjustment relating to the Tax Returns filed by or with respect to the Company or any Subsidiary (including, to the extent applicable, any consolidated federal income Tax Return of the Company or any Subsidiary and any state, local or other Tax Return that includes the Company or any Subsidiary on a consolidated, combined or unitary basis) has been threatened or proposed in any writing or to the Knowledge of the Company, orally, telephonically or otherwise by any Governmental Authority, including any threatened or proposed adjustment which relates to the activities or income of the Company or any Subsidiary or which could result in Liability of the Company or any Subsidiary on the basis of joint and/or several Liability, and no reasonable basis exists for any such adjustment;

(p)

there are no existing or proposed, in writing,  reassessments of any property owned by the Company or any Subsidiary or other similar proposal that could increase the amount of any Tax to which the Company or any Subsidiary, the Surviving Corporation or Parent would be subject;

(q)

there is no power of attorney currently in force with respect to any matter relating to Taxes of the Company or any Subsidiary;

(r)

neither the Company nor any Subsidiary has been subject to any audit, review, examination or investigation by any Government Entity of issues relating to Taxes, and neither the Company nor any Subsidiary has received from any Governmental Authority any written (i) notice indicating an intent to open an audit or other review relating to the Company or any Subsidiary, (ii) request for information relating to Taxes, or (iii) notice of deficiency for any amount of Tax proposed, asserted or assessed against the Company or any Subsidiary;

(s)

neither the Company nor any Subsidiary has made any payment, is obligated to make any payment, or is a party to any agreement that under certain circumstances could result, separately or in the aggregate, in the actual or deemed payment by Parent or the Surviving Corporation of any payment that shall not be deductible under Code §§ 162(a), 162(m), 280G (“excess parachute payments”), or § 404 or that could give rise to any amounts subject to excise tax under Code § 4999, as such provisions are currently written;

(t)

to the Knowledge of the Company, neither the Company nor any Subsidiary has any obligation to pay compensation subject to Code § 409A pursuant to a deferred compensation plan that does not comply with, or which is not otherwise exempt from, the requirements of Code § 409A;

(u)

neither the Company nor any Subsidiary has been a U.S. real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii);

(v)

neither the Company nor any Subsidiary has distributed stock to another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or § 361, and neither the Company nor any Subsidiary has, within the past seven (7) years, been a party to any other transaction that was reported as a reorganization within the meaning of Code § 368;

(w)

neither the Company nor any Subsidiary was acquired in a qualified stock purchase under Code § 338(d)(3), and no election under Code § 338(g), protective carryover basis election, or offset prohibition election is applicable to the Company or any Subsidiary;

(x)

neither the Company nor any Subsidiary (i) is a party to or bound by any Tax allocation or Tax sharing agreement, and (ii) has any current or potential obligation for the Taxes of any Person under Treas. Reg. § 1.1502-6(c), as a transferee or successor, by contractor or otherwise;

(y)

neither the Company nor any Subsidiary is now, nor has it ever been, a member of an affiliated, consolidated, combined or unitary group as contemplated in Code §1504(a), Code §1501 or otherwise, or under any analogous or similar state, local or foreign Law;

(z)

since December 31, 2011, neither the Company nor any Subsidiary has incurred any Liability for Taxes arising from any transaction outside of the ordinary course of business;

(aa)

neither the Company nor any Subsidiary has consummated or “participated” in, nor is it currently “participating” in, nor has it been a “material advisor”, in each instance in respect of (i) a “tax shelter transaction”, (ii) a “listed transaction”, or (iii) a “reportable transaction”, as such terms are defined, as applicable, throughout Code §§ 6011, 6111, 6112 and 6707(A), and the applicable Treasury Regulations promulgated thereunder, and neither the Company nor any Subsidiary has consummated, participated in or served as either a “tax shelter organizer” or “tax shelter promoter”;

(bb)

neither the Company nor any Subsidiary has any election in effect under Code §§ 108, 441, 462, 1017, 1033 or 4797 (or any similar provision of state, local or foreign Tax Law);

(cc)

neither the Company nor any Subsidiary shall be required to (1) include any item of income in, or exclude any item of deduction from, taxable income, or (2) incur any change in Tax attributes or benefits for any taxable period (or portion thereof), arising or resulting from:

(i)

income reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, a period ending on or prior to the Closing Date that resulted in a deferred reporting of income from such transaction or from such change in accounting method;

(ii)

an agreement or arrangement to make an adjustment under Code § 481(a) (and the Company has not agreed and is not required to make any such adjustment);

(iii)

any deferred gain or loss arising out of any deferred intercompany transaction;

(iv)

any intercompany transaction or excess loss account described in Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax Law);

(v)

income arising or relating to any prepaid amount received on or prior to the Closing Date (and neither the Company nor any Subsidiary shall have any such income);

(vi)

an election under Code § 108(i);

(vii)

any closing agreement described in Code § 7121 executed on or before the Closing Date, or

(viii)

any installment sale or open transaction disposition made on or before the Closing Date;

(dd)

neither the Company nor any Subsidiary has at any time (i) owned any asset outside of the U.S., (ii) conducted a trade or business outside of the U.S., (iii) owned an equity or creditor interest in any entity that either (A) owned assets or (B) conducted a trade or business outside of the U.S., or (iv) participated in or cooperated with an international boycott within the meaning of Code § 999;

(ee)

neither the Company nor any Subsidiary owns property of a character the indirect transfer of which pursuant to this Agreement would give rise to any documentary, stamp or other transfer Tax or similar Tax;

(ff)

Section 4.12(ff) of the Disclosure Letter sets forth:

(i)

all material Tax elections currently in effect for the Company or any Subsidiary; and

(ii)

a list naming each jurisdiction in which the Company and each Subsidiary currently files any Tax Return.

(gg)

The Company and each Subsidiary are in compliance with all transfer pricing laws, rules and regulations (including Code § 482 and the Treasury Regulations promulgated thereunder), and have performed and abided by the results of reasonable comparable pricing studies for all transactions and sales into and out of the U.S. and each of the jurisdictions in which such Person transacts business.  The Company has provided Parent with all comparable pricing studies obtained by the Company, the methods and procedures used in obtaining those studies, and all material internal communications regarding inter-company pricing, and transfer pricing, practices and procedures.

(hh)

Other than the Business as conducted directly by the Company (for itself and not as agent, directly or indirectly, for or for the benefit of any Subsidiary or Affiliate), neither the Company nor any Subsidiary (i) has, directly or indirectly, engaged in trade or business within the U.S. as defined in Code § 882, (ii) earned or received U.S. source income as defined in Code §§ 861 through 865 inclusive, (iii) sold, transferred, or delivered property, directly or indirectly, into the U.S. at any time, (iv) owned, leased or used property in the U.S., (v) has had, or is reasonably projected or expected to have, pursuant to the current operations of the Business, income, gain, or loss that is treated as effectively connected with the conduct of a trade or business within the U.S., whether pursuant to Code § 864(c) or otherwise, or (vi) financed or participated in any way, directly or indirectly, in any activity conducted by any other Person which would be included in the foregoing clauses (i) through (v).  No Subsidiary has, or has had, (i) any nexus with the U.S., (ii) a trade or business or permanent establishment within the U.S., or (iii) any other connection with the U.S. that has subjected or could reasonably be expected to have subjected such Subsidiary to U.S. federal, state or local Tax.  No Subsidiary has made an investment of earnings in the U.S., acquired U.S. property, or owns U.S. property, in each instance within the meaning of Code § 956.

(ii)

Neither the Company nor any Subsidiary has, or is projected or expected to have, whether in connection with the ordinary course conduct of the Business or otherwise, any item of income which could constitute subpart F income within the meaning of Code § 952.  Neither the Company nor any Subsidiary has engaged in a trade or business, or had a permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country of such Person’s formation.  Neither the Company nor any Subsidiary has been subject to, or is reasonably expected to be subject to, the recharacterization provisions of Code § 952(c)(2).

(jj)

Neither the Company nor any Subsidiary is or has at any time been subject to the “overall foreign loss” provisions of Code § 904.  Neither the Company nor any Subsidiary is or has at any time been subject to the “dual consolidated loss” provisions of Code § 1503(d).

(kk)

Neither the Company nor any Subsidiary, nor any of their predecessors, is or has ever been a “passive foreign investment company” as defined in Code § 1297.

(ll)

There is no indebtedness (or other obligation that might be characterized as debt for U.S. federal income Tax purposes) between the Company and any Subsidiary, or between any two (2) or more Subsidiaries.

(mm)

Neither the Company nor any Subsidiary has or is engaged in any “section 988 transaction” or similar foreign currency transaction as contemplated in Code § 988.

Section 4.13

Benefit Plans.

(a)

Each Benefit Plan is listed in Section 4.13(a) of the Disclosure Letter.  With respect to each such Benefit Plan, the Company has made available to Parent a true, correct, current, and complete copy of (i) the plan document and all amendments thereto, if the Benefit Plan has been reduced to writing, and otherwise a written summary of all material terms of the Benefit Plan, as amended; (ii) each trust, custodial, insurance or administrative agreement relating to the Benefit Plan; (iii) the most recent summary plan description or other written explanation for the Benefit Plan provided to participants, as well as any employee handbooks or similar communications; (iv) the most recent three years of annual reports (including Form 5500), if any, filed with the Department of Labor, the IRS or any other Governmental Authority; and (v) the most recent determination letter (and if a preapproved plan the most recent opinion letter), if any, issued by the IRS, and, if the Benefit Plan is intended to be qualified under Code § 401(a), the most recent non-discrimination testing results with respect to the Benefit Plan.

(b)

Each Benefit Plan has been established and maintained in compliance with its terms and, both as to form and in operation, with the requirements of ERISA, the Code, and all other applicable Laws, and all employer or employee contributions, premiums, expenses and other obligations to or in respect of each Benefit Plan have been paid in full or, to the extent not yet due, have been adequately and properly accrued on the applicable financial statements of the Company or any Subsidiary in accordance with GAAP.  None of the Company, any Subsidiary or any other Person that is or at the applicable time was or would have been treated as a single employer under Code §§ 414(b), (c), (m) or (n) or Section 4001(b) of ERISA has at any time maintained, contributed to or incurred any Liability under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or “multiple employer plan” (within the meaning of Code § 413(c)) or any ERISA Benefit Plan that is subject to Title IV of ERISA or Section 302 of ERISA or Code § 412, nor has any event occurred nor does any circumstance exist that has given or could give rise to a Liability of the Company or any Subsidiary under Title I or Title IV of ERISA or Chapter 43 of the Code or foreign law or regulations relating to employee benefit plans.  None of the Company, any Subsidiary or any Affiliate thereof has engaged in a transaction that could subject the Company, any Subsidiary or any such Affiliate to a Tax or penalty imposed by either Code § 4975 or Section 502(i) of ERISA.  No Benefit Plan provides post-termination welfare benefits with respect to any current or former director, officer or employee of the Company or any Subsidiary (other than benefit coverage to the extent mandated by applicable Law, including coverage to the extent provided pursuant to Code § 4980B and Section 601 et. Seq. of ERISA (“COBRA”), and none of the Company, any Subsidiary or any Affiliate thereof has any Liability to provide post-termination or retiree welfare benefits to any Person, nor has the Company, any Subsidiary or any Affiliate thereof ever represented, promised or contracted to any employee or any other person that such employee or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or other applicable Law.

(c)

There are no pending nor, to the Knowledge of the Company, threatened disputes, arbitrations, claims, suits or grievances involving or relating to any Benefit Plan, other than routine claims for benefits.  There are no audits, inquiries or legal proceedings pending or, to the Company’s Knowledge, threatened by the IRS or the Department of Labor, or any similar Governmental Entity with respect to any Benefit Plan.

(d)

Except as set forth in Section 4.13(d) of the Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby shall (either alone or upon occurrence of any additional or subsequent events) (i) entitle any current or former director, employee, contractor or consultant of the Company or any Subsidiary to severance pay or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of the Company or any Subsidiary to merge, amend or terminate any Benefit Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Benefit Plan, or (v) result in “excess parachute payments” within the meaning of Code § 280G(b).

(e)

Each Benefit Plan which is intended to qualify under Code § 401(a) is so qualified and has received a determination letter and, if a preapproved plan, has also received an opinion letter, to that effect from the IRS and, to the Company’s Knowledge, no circumstances exist which would reasonably be expected to adversely affect such qualification.

(f)

Each welfare benefit trust or fund that constitutes or is associated with a Benefit Plan and that is intended to be exempt from federal income Tax under Code § 501(a)(9) is so exempt.

(g)

Each Benefit Plan that is a nonqualified deferred compensation plan subject to Code § 409A has been operated and administered in compliance with Code § 409A and all applicable regulatory guidance.  Neither the Company nor any Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Code § 409A.

(h)

The Company, each Subsidiary and all Affiliates thereof comply in all material respects with the applicable requirements of COBRA or any similar state statute with respect to each Benefit Plan that is a group health plan within the meaning of Code § 5000(b)(1) or such state statute.

(i)

Each Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, Merger Sub, the Company, any Subsidiary or any Affiliate thereof (other than ordinary administration expenses in respect of accrued benefits thereunder).  Neither the Company nor any Subsidiary has any commitment or obligation, nor has the Company or any Subsidiary made any representation to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(j)

The Company has separately identified in Section 4.13(j) of the Disclosure Letter (i) each Benefit Plan that contains a change in control provision and (ii) each Benefit Plan that is maintained, sponsored, contributed to, or required to be contributed to by the Company or any Subsidiary primarily for the benefit of employees outside of the U.S.

(k)

Without limiting the generality of any of the foregoing representations and warranties in this Section 4.13, the Bonus Arrangement and the grants of Bonus Shares to the Bonus Grantees have been adopted and approved by all required corporate actions of the Company and each Subsidiary, including any required Stockholder approvals.

(l)

No insurance policy or any other Contract affecting any Benefit Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder.

(m)

None of the Benefit Plans (other than pension plans) provide benefits to retired employees of the Company or any Subsidiary or to the beneficiaries or dependents of retired employees of the Company or any Subsidiary.

Section 4.14

Intellectual Property.

(a)

Section 4.14(a) of the Disclosure Letter sets forth a true and complete list of all (i) Patents (noting for each Patent whether it is registered or registration has been applied for and is pending), (ii) Marks (noting for each Mark whether it is registered, registration has been applied for and is pending or it is unregistered), (iii) registered Copyrights (noting for each such Copyright whether it is registered or registration has been applied for and is pending), and (iv) proprietary Software, including in the case of Patents, Marks and Copyrights for which registration has been obtained or for which an application has been filed and is pending, the registration and/or application number, jurisdiction and owner.

(b)

Except as disclosed in Section 4.14(b) of the Disclosure Letter, (i) all items of Intellectual Property referred to in Section 4.14(a) are in compliance with formal legal requirements (including, to the extent applicable, payment of filing, examination and maintenance fees, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications), and are valid and enforceable, (ii) to the Knowledge of the Company, no item of Intellectual Property is currently being infringed or overtly challenged or threatened in any way by any Person, (iii) to the Knowledge of the Company, none of the products or services sold or Trade Secrets used by the Company or any Subsidiary infringes or has been alleged to infringe the intellectual property of any other Person, (iv) no Mark of the Company or any Subsidiary has been or is now involved in any opposition, invalidation or cancellation Proceeding and, to the Knowledge of the Company, no such action is threatened with respect to any of the Marks, and (v) to the Knowledge of the Company, there is no potentially interfering trademark, trademark application or trade name of any other Person in use or pending.

(c)

With respect to Trade Secrets of the Company or any Subsidiary, the documentation relating to such Trade Secrets is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.  The Company and its Subsidiaries have taken reasonable precautions to protect the secrecy, confidentiality and value of all of its Trade Secrets, including requiring applicable employees, consultants and other contractors to execute proprietary information and confidentiality agreements in favor of the Company or the applicable Subsidiary, copies of all of which have been provided to Parent.  The Company or its applicable Subsidiary has good title to and an absolute right to use the Trade Secrets, free and clear of all Encumbrances, other than Permitted Encumbrances.  The Trade Secrets are not part of the public knowledge or literature and, to the Knowledge of the Company, have not been used, divulged or appropriated either for the benefit of any Person (other than the Company or any Subsidiary) or to the detriment of the Company or any Subsidiary.

(d)

Section 4.14(d) of the Disclosure Letter contains a complete and accurate list of all licenses and other Contracts (whether written or oral) pursuant to which (i) the Company or any Subsidiary licenses (as licensee) or otherwise uses intellectual property owned by any other Person (excluding licenses of commercially available, “shrink-wrap” software products), or (ii) the Company or any Subsidiary licenses (as licensor) or otherwise authorizes any other Person to use any Intellectual Property of the Company or any Subsidiary.  Neither the Company nor any Subsidiary, nor, to the Knowledge of the Company, any other Person that is a party thereto is in breach of or default under any such license or other Contract or any license of commercially mass-produced, “shrink-wrap” software products held by the Company or any Subsidiary, and each such license or other Contract is now and immediately following the Closing shall be valid and in full force and effect.  Except as disclosed in Section 4.14(d) of the Disclosure Letter, neither the Company nor any Subsidiary is required to make any payment by way of royalties, fees or otherwise to any owner, licensor of, or other claimant to any Intellectual Property, or other Person, with respect to the use thereof or in connection with the conduct of the Business as currently conducted.  Except as set forth in Section 4.14(d) of the Disclosure Letter, neither the Company nor any Subsidiary has received any “invitation to license” or other communication asserting that the Company or any Subsidiary is or shall be obligated to take a license of any intellectual property of another Person in order to continue to conduct the Businesses in the ordinary course.

(e)

To the extent the Company uses any Public Software (i) it is in compliance in all material respects with all applicable Public Software license agreements  and (ii) no such license agreement requires that the Company make freely available, or available in source code form, any of Company’ own material, proprietary software code.

(f)

No present or former stockholder, director, officer, employee, consultant or independent contractor of the Company or any Subsidiary has any right, title, or interest, directly or indirectly, in whole or in part, in or to any Intellectual Property owned or used by the Company or any Subsidiary.  To the Knowledge of the Company, no past or present stockholder, director, officer, employee, consultant or independent contractor of the Company or any Subsidiary is, as a result of or in the course of such Person’s employment or engagement with the Company or any Subsidiary, in default or breach of any employment agreement, non-disclosure agreement, invention assignment agreement or similar agreement to which such Person is a party or by which such Person is bound.

(g)

Except as set forth in Section 4.14(g) of the Disclosure Letter, neither the Company nor any Subsidiary has entered into any exclusive license, exclusive distribution, or other agreement that would restrict the Company or any Subsidiary from selling or providing any product or service in any territory throughout the world.

(h)

The consummation of the Merger and the other transactions contemplated by this Agreement shall not result in the loss, reduction in scope or impairment of the Company’s or any Subsidiary’s right to own or use any of its Intellectual Property, including any licensed Intellectual Property.

(i)

The information technology systems owned, licensed, leased, operated on behalf of, or otherwise held for use by the Company or any Subsidiary, including all computer hardware, Software, firmware and telecommunications systems, perform reliably and in material conformance with the appropriate specifications or documentation for such systems.

(j)

The Company’s and each Subsidiary’s data, privacy and security practices conform, and at all times have conformed, to all Privacy Laws and the Company’s or any Subsidiary’s privacy policies.  The Company and each Subsidiary have at all times (i) provided adequate notice and obtained any necessary consents from data subjects required for the processing of Personal Data as conducted by the Company or any Subsidiary, and (ii) abided by any privacy choices (including opt-out preferences) of data subjects relating to Personal Data (such obligations along with those contained in the Company’s or any Subsidiary’s privacy policy, collectively, “Company Privacy Commitments”).  Neither the execution, delivery and performance of this Agreement nor the taking over by Parent of all of the Company and Subsidiary databases, Company and Subsidiary data and other information relating to the Company’s and each Subsidiary’s customers shall cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Commitments.  Copies of all current and prior Company and Subsidiary privacy policies have been made available to Parent and such copies are true, correct and complete.  The Company and each Subsidiary have established and maintain reasonable and appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company and Subsidiary data against accidental or unlawful access or processing.  To the Knowledge of the Company, no breach, security incident or violation of any data security policy in relation to Personal Data has occurred, and there has been no unauthorized or illegal access to or processing of any Personal Data.  To the Knowledge of the Company, no circumstance has arisen in which (A) Privacy Laws would require the Company or any Subsidiary to notify a Governmental Authority of a data security breach or security incident or (B) applicable guidance or codes of practice promulgated under Privacy Laws would recommend the Company or any Subsidiary to notify a Governmental Authority of a data security breach.

Section 4.15

Contracts.

(a)

Section 4.15(a) of the Disclosure Letter contains a list of all Contracts of the types described below (the “Material Contracts”):

(i)

any Contract that requires, or reasonably could be expected to require, any payment or the incurrence of any Liability by the Company or any Subsidiary of more than U.S.$25,000 annually or more than U.S.$50,000 in the aggregate, other than Contracts with contractors or consultants that can be terminated without Liability upon notice of thirty (30) days or less or offer letters and employment agreements entered into in the ordinary course of business consistent with past practice with employees, independent contractors or directors who are not officers and are terminable “at will” without the Company (including the Surviving Corporation) or any Subsidiary incurring any Liability;

(ii)

any executory Contract for the sale of products or the performance of services by the Company or any Subsidiary having a value to the Company of at least U.S.$50,000 in any twelve (12)-month period;

(iii)

any Contract between the Company or any Subsidiary, on the one hand, and any director or employee, on the other hand, the performance of which involves payment by the Company or any Subsidiary of compensation or benefits in excess of U.S.$75,000 per year, other than offer letters and employment agreements entered into in the ordinary course of business consistent with past practice with employees, independent contractors or directors who are not officers and are terminable “at will” without the Company or any Subsidiary incurring any material Liability;

(iv)

any Contract relating to any Indebtedness or that otherwise creates, gives rise to or otherwise contemplates any Encumbrance over or in respect of any Company or Subsidiary asset;

(v)

any maintenance Contract, service plan, warranty or other Contract relating to any of the owned or leased equipment of the Company or any Subsidiary or to the maintenance of any of the Leased Real Property, in each case having a cost to the Company or any Subsidiary in any twelve (12)-month period of at least U.S.$25,000;

(vi)

any Contract relating to any guarantee of the performance or Liabilities of any other Person by the Company or any Subsidiary;

(vii)

any equipment lease of the Company or any Subsidiary providing for rental payments by the Company or any Subsidiary in excess of U.S.$25,000 annually or U.S.$50,000 in the aggregate, under which any equipment is held or used by the Company or any Subsidiary;

(viii)

any Contract that (A) limits the ability of the Company or any Subsidiary or, to the Knowledge of the Company, any officer or employee of the Company or any Subsidiary, to enter into any line of business in any geographic area or to solicit any client, customer or employee, (B) requires the Company or any Subsidiary to use the products or services of any Person for all or substantially all of any of the Company’s or any Subsidiary’s requirements for such type of product or service, (C) requires the Company or any Subsidiary to provide to any Person “most favored nations” pricing or other terms, (D) restricts or otherwise limits the Company’s or any Subsidiary’s ability to offer its products or services to any Person, including any exclusivity arrangement, or (E) requires the Company or any Subsidiary to market or co-market any products or services of another Person;

(ix)

any non-competition, non-solicitation, severance or termination Contract with any present or former employee, director or consultant of the Company or any Subsidiary;

(x)

any Contract with any Governmental Authority;

(xi)

any executory Contract relating to the acquisition or disposition of stock, assets or any business or division (by way of merger, consolidation, reorganization, purchase, sale or otherwise) or the deferred or conditional purchase price of any property or material assets, in each case, having a fair market value in excess of U.S.$50,000;

(xii)

any Contract involving a sharing of profits or losses by the Company or any Subsidiary with any other Person, including any partnership or joint venture agreement, and any other material contract involving a sharing of costs or other Liabilities by the Company or any Subsidiary with any other Person;

(xiii)

any lease or sublease of Leased Real Property;

(xiv)

other than as specifically contemplated by this Agreement, any Contract (A) relating to a Change of Control Obligation or otherwise providing for any grant, issuance or acceleration of benefits upon a change in control of the Company or any Subsidiary (whether alone or in connection with a subsequent event), (B) under which the Company or any Subsidiary may become obligated to pay any brokerage or finder’s or similar fees or expenses in connection with the Merger and the other transactions contemplated hereby, or (C) the terms of which provide for an increase in the amount of payment solely by reason of the entering into, or in connection with, the Merger and the other transactions contemplated hereby;

(xv)

any material Contract relating to the Company’s or any Subsidiary’s development, sale, transfer, license, ownership or co-ownership of Intellectual Property, other than customer Contracts entered into in the ordinary course of business; and

(xvi)

any other Contract entered into outside of the ordinary course of business, the breach, loss or performance of any provision of which would reasonably be expected to have a Company Material Adverse Effect.

(b)

The Company has made available to Parent a true, complete and correct copy of each Material Contract, including all amendments and supplements thereto.  Each Material Contract is enforceable by the Company or any Subsidiary (as applicable) in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereinafter in effect relating to creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).  Neither the Company nor any Subsidiary, nor, to the Knowledge of the Company, any other party, is in default under, or in breach or violation of, nor has an event occurred that (with or without notice, lapse of time or both) would constitute a default by the Company or any Subsidiary or, to the Knowledge of the Company, any other party, under any Material Contract.

Section 4.16

Real Property.

(a)

Neither the Company nor any Subsidiary owns, nor has the Company or any Subsidiary ever owned, any real property.

(b)

Section 4.16(b) of the Disclosure Letter contains a true and complete list of (i) all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary or subleased by the Company or any Subsidiary from any Person (collectively, including the improvements thereon, the “Leased Real Properties”), including the street address thereof, and (ii) a list of all leases, subleases or other Contracts related to the Company’s or any Subsidiary’s leasing, subleasing or occupancy of such Leased Real Properties to which the Company or any Subsidiary is a party or by which it is bound that have not expired or been terminated as of the date hereof, including all amendments, extensions, supplements and other agreements related thereto (collectively, the “Real Property Leases”).  The Company has provided Parent with true, correct and complete copies of all of the Real Property Leases.  Except to the extent expressly provided in such copies of the Real Property Leases, neither the Company nor any Subsidiary has entered into any agreement, arrangement or understanding with any party to any Real Property Lease, written or oral, that in any way alters or affects the express terms and conditions of such Real Property Lease.  Except as disclosed in Section 4.16(b) of the Disclosure Letter, neither the Company nor any Subsidiary has assigned its interest under any Real Property Lease or sublet or permitted any Person to occupy any part of Leased Real Properties.  Except as disclosed in Section 4.16(b) of the Disclosure Letter, neither the Company nor any Subsidiary has within the past two (2) years leased (as tenant), subleased (as subtenant) or otherwise occupied under any other arrangement any real property other than the Leased Real Properties.

(c)

The Company and each applicable Subsidiary has a valid and enforceable leasehold interest under each Real Property Lease to which it is a party, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a Proceeding at Law or in equity).  Each Real Property Lease is in full force and effect, and neither the Company nor any Subsidiary is in default thereof, and no condition exists that with notice or lapse of time, or both, would constitute a default by the Company or any Subsidiary under such Real Property Lease.  To the Knowledge of the Company, no other party to any Real Property Lease is in default thereof or has exercised any termination right with respect thereto.

(d)

Except as disclosed in Section 4.16(d) of the Disclosure Letter, to the Knowledge of the Company, (i) all of the Leased Real Properties, including buildings, fixtures and other improvements thereon, are in good operating condition and repair, ordinary wear and tear excepted, and (ii) no Leased Real Property is in need of repair other than as part of routine maintenance in the ordinary course of business.

(e)

There does not exist any actual or, to the Knowledge of the Company, threatened or contemplated condemnation or eminent domain Proceeding that affects or could be reasonably expected to affect any of the Leased Real Properties or any part thereof, and neither the Company nor any Subsidiary has received any written notice of the intention of any Governmental Authority to undertake any such Proceeding with respect to any of the Leased Real Properties, or any part thereof.

(f)

Neither the Company nor any Subsidiary owns or holds, nor is it obligated under or a party to, any option, right of first refusal or other Contract to purchase, acquire, sell, lease, assign or dispose of any interest in real property (including any of the Leased Real Properties).

(g)

Neither the Company nor any Subsidiary has made any alteration or caused any damage to any of the Leased Real Properties, ordinary wear and tear excepted, that was not consented to by the applicable lessor or sublessor and that has resulted in or could reasonably be expected to result in any claim by such lessor or sublessor against the Company (including the Surviving Corporation) or any Subsidiary for repair, replacement, remedial action, reimbursement or other remedies available to such lessor or sublessor under any Real Property Lease or under applicable Law.

(h)

The use by the Company or any Subsidiary of the Leased Real Properties for the various purposes for which they are being used is permitted as of right under all applicable Laws, including zoning laws, and is not subject to any permitted nonconforming use or structure classification.

(i)

All buildings, structures, improvements and fixtures on each of the Leased Real Properties are in compliance in all material respects with all applicable Laws, including occupational safety and health Laws.

(j)

Except as disclosed in Section 4.16(j) of the Disclosure Letter, neither the Company nor any Subsidiary currently has, nor has it had within the past twelve (12) months, any ongoing dispute or disagreement with any lessor or sublessor in respect of any obligation of the Company or any Subsidiary or such lessor or sublessor under any Real Property Lease where such dispute has not been fully resolved and settled as of the date hereof.

Section 4.17

Environmental and Safety Matters.  Except as set forth in Section 4.17 of the Disclosure Letter:

(a)

the Company and each Subsidiary are and have been in compliance at all times with all applicable Environmental Laws, and neither the Company nor any Subsidiary has received any notice, report or information regarding any Liabilities, or any corrective, investigatory or remedial obligations, arising under applicable Environmental Laws with respect to the past or present conduct of the Business, the occupation or use of any of the Leased Real Properties or the ownership, leasing or use of any assets;

(b)

neither the Company nor any Subsidiary has assumed or succeeded (by operation of Law or otherwise) to any Liabilities of any other Person under any Environmental Law;

(c)

Except to the extent in compliance with all Environmental Laws, there are no Hazardous Materials present on, in, under or about the environment at any of the Leased Real Properties, including any Hazardous Materials, contained in barrels, aboveground or underground storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of any of the Leased Real Properties, or incorporated into any structure therein or thereon; and

(d)

the Company has delivered or made available to Parent true, complete and correct copies of all environmental reports, analyses, tests or monitoring commissioned by the Company during the past five years pertaining to any property owned, leased or operated by the Company.

Section 4.18

Employees, Independent Contractors and Directors.

(a)

Section 4.18(a) of the Disclosure Letter contains a complete list, current as of the date hereof, of all employees (including officers) of the Company and each Subsidiary (separated by employer) as of the date of this Agreement, together with the following details for each such employee: (i) full name; (ii) part-time or full-time status; (iii) title and/or job description; (iv) office location; (v) annual base salary or hourly wage; (vi) target bonus or other contingent compensation; (vii) exempt or non-exempt status (for Fair Labor Standards Act purposes); (viii) accrued and unused vacation days, sick days or other paid time off (specifying each category and the number of days for each); and (ix) if on leave, the status of such leave (including reason for leave and expected return date).  Such list also sets forth which employees of the Company or any Subsidiary are under written employment Contracts with the Company or such Subsidiary, other than employment offer letters or equivalent documentation specifying employment on an “at-will” basis and not providing for any severance or other post-employment termination benefits.  The Company has made available to Parent complete copies of all such employment Contracts (including all amendments thereto).

(b)

Section 4.18(b) of the Disclosure Letter contains a complete list, current as of the date hereof, of all individuals currently engaged by the Company or any Subsidiary, directly or indirectly, not as employees but under consulting, management services or other personal services Contracts or arrangements (excluding external legal counsel, accountants and investment bankers), together with the following details for each such individual: (i) full name; (ii) part-time or full-time status; (iii) nature of services rendered; and (iv) compensation terms.

(c)

Section 4.18(c) of the Disclosure Letter contains a complete and accurate list of all directors of the Company and each Subsidiary, including the terms of their compensation and benefits for acting in such capacity.

(d)

Except as set forth in Section 4.18(d) of the Disclosure Letter, and except as required under applicable Canadian employment Laws, the employment of each employee (including any officer) of the Company or any Subsidiary (whether or not under any employment Contract) can be terminated by the Company or the applicable Subsidiary effective immediately without severance, penalty or premium, other than payment of accrued salaries, wages and vacation benefits.

(e)

To the Knowledge of the Company, no officer, director, employee, consultant or contractor of the Company or any Subsidiary is bound by any Contract that purports to limit the ability of such officer, director, employee, consultant or contractor (i) to engage in or continue to perform any conduct, activity, duties or practice relating to the business of the Company or any Subsidiary, or (ii) to assign to the Company or any Subsidiary or to any other Person any rights to any invention, improvement or discovery.  To the Knowledge of the Company, no former or current employee of the Company or any Subsidiary is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects or shall affect the ability of the Company or any Subsidiary, Parent, Merger Sub or the Surviving Corporation to conduct the business as heretofore carried on by the Company and its Subsidiaries.

(f)

All salaries, wages, commissions, vacation pay and other compensation and benefits payable to each employee of the Company or any Subsidiary have been accrued and paid by the Company or such Subsidiary when due for all periods through the date hereof, and, as of the Closing Date, shall have been paid by the Company or such Subsidiary when due for all periods through the Closing Date, except for stub period payroll obligations resulting from the Closing Date occurring between normal Company or Subsidiary paydays, which payroll obligations are and shall be properly accounted for in the financial records of the Company or the applicable Subsidiary in accordance with GAAP.

(g)

Each employee of the Company or any Subsidiary is lawfully employed on the basis of (i) in the case of the Company or any U.S. Subsidiary, such employee being a U.S. citizen, a documented permanent resident (i.e., “green card” holder) or a holder of a validly issued work visa or other applicable Permit, and (ii) in the case of any non-U.S. Subsidiary, such employee being a citizen of the country of employment, a documented permanent resident, or a holder of a validly issued work visa or other applicable Permit.  The Company and its Subsidiaries have undertaken commercially reasonable efforts to ensure the proper identities and documentation of their respective employees, including in the case of the Company or any U.S. Subsidiary verifying through the Social Security Verification Service that the respective names and social security numbers of its employees are properly matched.

(h)

Neither the Company nor any U.S. Subsidiary has at any time since December 31, 2012 effectuated a “mass layoff” or “plant closing” under the Worker Adjustment and Retraining Notification Act (WARN Act) or any similar state or local Law or taken any other similar action that might require notice to employees under a state or local Law similar to the WARN Act.

Section 4.19

Labor Matters.

(a)

The Company and each Subsidiary have at all times complied, and are currently complying, with all applicable Laws relating to employment practices, terms and conditions of employment, equal employment opportunity, pay equity, vacation, nondiscrimination, immigration, wages, hours, benefits, payment of social security and similar Taxes and occupational safety and health.  Neither the Company nor any Subsidiary is liable for the payment of any Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Laws.

(b)

Except as set forth in Section 4.19(b) of the Disclosure Letter, neither the Company nor any Subsidiary is negotiating any collective bargaining agreement or other labor Contract, nor has it been, nor is it now, a party to any collective bargaining agreement or other labor Contract.  To the Knowledge of the Company, there is no labor-related organizational activity or other labor dispute currently pending or threatened against the Company or any Subsidiary, and no application or petition for an election of or for certification of a collective bargaining agent is pending.

(c)

Since December 31, 2012, there has not been, there is not presently pending or existing, and to the Knowledge of the Company, there is not threatened, any strike, slowdown, picketing, work stoppage or employee grievance process involving the Company or any Subsidiary.  There is not now nor has there been since December 31, 2012 any lock-out by the Company or any Subsidiary of any employee or group of employees, and no such action is currently contemplated by the Company or any Subsidiary.

(d)

No Proceeding relating to the alleged violation of any applicable Law pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Authority within or outside the U.S., is pending or, to the Knowledge of the Company, threatened in writing against the Company or any Subsidiary.  To the Knowledge of the Company, since December 31, 2012 there has been no charge of discrimination filed or threatened against the Company or any Subsidiary (or any director or employee thereof) with the Equal Employment Opportunity Commission or similar Governmental Authority within or outside the U.S.  Neither the Company nor any Subsidiary has received any notice of any complaint filed by any of its employees claiming that the Company or any such Subsidiary has violated any applicable employment standards Law or human rights Law.

Section 4.20

Insurance.  Set forth under Part 1 of Section 4.20 of the Disclosure Letter is an accurate and complete list and description of all policies of insurance currently held by or on behalf of the Company or any Subsidiary.  Set forth under Part 2 of Section 4.20 of the Disclosure Letter is a complete summary description for all applicable periods dating back to December 31, 2010 of (i) the loss experience under each such policy of insurance or any prior existing policy of insurance, including a statement describing each claim having a value in excess of U.S.$25,000 (which statement includes the name of the claimant, the policy of insurance being claimed under, the factual basis of such claim and the status of such claim), and (ii) the loss experience for all claims during such period that were self-insured by the Company or any Subsidiary, including the number and aggregate cost of such claims.  Since December 31, 2010, neither the Company nor any Subsidiary has received any notice of refusal of insurance coverage that was applied for by or on behalf of the Company or any Subsidiary, any notice of rejection of a claim submitted by or on behalf of the Company or any Subsidiary to any of its insurers, or any notice of cancellation of any policy of insurance previously issued to the Company or any Subsidiary.  All policies of insurance to which the Company or any Subsidiary is a party or that provide coverage to the Company or any Subsidiary are valid, outstanding and enforceable, are issued by an insurer that is financially sound and reputable, and are sufficient for compliance by the Company and the Subsidiaries with applicable Law and with any insurance-related obligations under the Contracts and the Real Property Leases.

Section 4.21

Related Party Transactions.  Except as set forth in Section 4.21 of the Disclosure Letter:

(a)

no Related Party has entered into, or has had any direct or indirect financial interest in, any Contract with, or any transaction or business dealings involving, the Company or any Subsidiary, other than with respect to terms of employment or other engagement as disclosed by the Company in accordance with Section 4.18, its holding of any Company Shares, Company Options or Company Warrants;

(b)

no Related Party is a director, officer or employee of, or has any direct or indirect interest in (other than the ownership of not more than 2% of the publicly traded shares of), any Person that is a customer, supplier, vendor, lessor, sublessor, sales representative or competitor of the Company or any Subsidiary;

(c)

no Related Party owns or has any interest, directly or indirectly, in whole or in part, in any tangible or intangible property of the Company or any Subsidiary;

(d)

no Related Party owes any money to, nor is any Related Party owed any money by, the Company or any Subsidiary, other than compensation and benefits payable by the Company or any Subsidiary to its directors, officers and employees, as disclosed in other Sections of the Disclosure Letter; and

(e)

neither the Company nor any Subsidiary has, directly or indirectly, guaranteed or assumed any Indebtedness or other Liability for the benefit of any Related Party.

Section 4.22

Proceedings; Orders.

(a)

Except as set forth in Section 4.22(a) of the Disclosure Letter, there is no Proceeding, a notice of which has been served or otherwise communicated in writing by or upon the Company or any Subsidiary or, is pending or threatened by the Company or any Subsidiary, or, to the Knowledge of the Company, is pending or threatened against the Company or any Subsidiary, including any Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement.  To the Knowledge of the Company, except as set forth in Section 4.22(a) of the Disclosure Letter, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for, the commencement of any Proceeding of the type referred to in this Section 4.22(a).

(b)

Except as disclosed in Section 4.22(b) of the Disclosure Letter, since December 31, 2009, neither the Company nor any Subsidiary has received from any director, officer or employee any claim for indemnification, contribution or reimbursement or any request for assistance in connection with the defense of any Proceeding filed or threatened against any such individual or in which such individual is otherwise involved.

(c)

Except as set forth in Section 4.22(c) of the Disclosure Letter, there is no Order to which the Company or any Subsidiary is subject that in any way relates to or could reasonably be expected to affect the Company or any Subsidiary, its business or any of its assets or Liabilities.  The Company and each Subsidiary are currently, and at all times, have been, in compliance with all of the terms and requirements of each Order to which the Company or any Subsidiary is or has been subject.  To the Knowledge of the Company, no event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any such Order.

Section 4.23

Bank Accounts; Powers of Attorney; Agents.

(a)

Section 4.23(a) of the Disclosure Letter sets forth a list of all bank and securities accounts and lockboxes maintained by the Company or any Subsidiary (identified by name and address of the applicable bank or financial institution and account number), a list of Persons authorized to sign on behalf of the Company or any Subsidiary with respect to each such account and a list of Persons with authorized access to each such account or lockbox.

(b)

Section 4.23(b) of the Disclosure Letter sets forth a list of each Person holding an outstanding power of attorney to act for, in the name and/or on behalf of the Company or any Subsidiary for any purpose.  The Company has provided Parent with copies of all instruments and documents pursuant to which such powers of attorney have been granted.

(c)

The Company, each Subsidiary and, with respect to the Company and any Subsidiary, each officer, director, employee, agent or representative thereof required by Law to do so, has timely filed all forms and information returns (including all Tax and Treasury Department and banking forms and information returns (e.g., FinCEN Report 114, TD. F. 90-22.1; 8938, 5471, and 8621)).  Each such form and return properly disclosed all information required to be disclosed thereon.  Neither the Company nor any Subsidiary has Knowledge of any inquiry or investigation respecting the Company’s or any Subsidiary’s foreign assets, accounts, or holdings.  Neither the Company nor any Subsidiary is aware of, or has ever been advised that, any such filings (or failure to file) may be treated by the IRS or other applicable Governmental Authority as being deficient or could otherwise give rise to any penalty, charge or Tax of any kind whatsoever.  None of the Company, any Subsidiary or any officer, director, employee, agent or representative of any of them is participating in, or has participated in, any initiative or program (e.g., an offshore voluntary disclosure program or initiative) respecting any form or information return mentioned herein, whether or not filed.

Section 4.24

Prohibited Payments.  Neither the Company nor any Subsidiary, nor any Representative thereof, in each case, acting on behalf of, through or for the benefit of the Company or any Subsidiary, has directly or indirectly (i) made any contribution gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any Subsidiary, or (D) in violation of any applicable Law, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company or any Subsidiary.

Section 4.25

Books and Records.  The minute books, stock ownership and transfer records, corporate books and records, and financial, business and other records of the Company and the Subsidiaries, all of which have been made available to Parent, are complete and correct in all material respects and have been maintained in accordance with sound business practices.

Section 4.26

Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s, consultant’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon any Contract or arrangement made by or on behalf of the Company, any Subsidiary or any Stockholder or Representative thereof.

Section 4.27

Disclosure.  No representation or warranty or other statement made by the Company in this Agreement, the Disclosure Letter or otherwise in connection with the transactions contemplated by this Agreement contains an untrue statement of a material fact or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.  To the Knowledge of the Company, there is no fact or circumstance that has specific application to the Company or any Subsidiary (other than general economic or industry conditions) and that may materially adversely affect the assets, business, prospects, financial condition or results of operations of the Company or any Subsidiary that has not been set forth in this Agreement or in the applicable Section of the Disclosure Letter.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

and consummate the transactions contemplated hereby, Parent and Merger Sub, jointly In order to induce the Company and the Stockholders’ Representative to enter into this Agreement and severally, hereby represent and warrant as follows:

Section 5.1

Organization.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of British Columbia, and Merger Sub is a corporation duly organized, validly existing and in good standing (or equivalent status) under the Laws of the State of Delaware.  Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to consummate the Merger and the other transactions contemplated hereby.  Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (or equivalent status) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing (or equivalent status) would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

Section 5.2

Authority.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.  The respective boards of directors of Parent and Merger Sub have duly and validly approved this Agreement and the performance by Parent and Merger Sub of the transactions contemplated hereby.  This Agreement has been adopted and the Merger has been approved by the sole stockholder of Merger Sub.  No other corporate proceedings on the part of Parent or Merger Sub is necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby.  In each case assuming the due execution and delivery hereof by the Company and the Stockholders’ Representative (as applicable), this Agreement constitutes the legal, valid and binding obligation of Parent, Merger Sub or the Surviving Corporation (as applicable), enforceable against such party in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other applicable Laws of general application affecting the rights and remedies of creditors, and general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

Section 5.3

Consents and Approvals; No Violations.  Except for (i) filings, permits, authorizations, consents and approvals as may be required under the DGCL, state securities Laws and Applicable Canadian Securities Laws to effect the Merger, and (ii) filings, consents and approvals from the TSX Venture Exchange to approve the Merger and to qualify the listing of the Parent Common Shares issuable as Merger Consideration, neither the execution, delivery or performance of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby shall (w) conflict with or violate any provision of the articles of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub, (x) require any filing with, or any Permit of, any Governmental Authority, (y) result in a material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms, conditions or provisions of any contract or agreement to which Parent or Merger Sub is a party or by which it is bound, or (z) violate any Law or Order applicable to Parent, Merger Sub or any of their respective businesses, properties or assets.

Section 5.4

Issuance of Stock Consideration.  The unregistered Parent Common Shares issued as Merger Consideration shall be, when issued, (i) duly authorized, validly issued, fully paid and non-assessable, and (ii) free of preemptive rights or other Encumbrances created by any Person, except for restrictions on transfer under the 1933 Act and applicable U.S. federal and state securities laws.  Subject to the completion of the Merger in accordance with the provisions of this Agreement, the issuance by Parent of the Parent Common Shares in connection with the Merger is exempt from (a) the registration requirements of the 1933 Act and applicable U.S. state securities Laws, and (b) the prospectus and registration requirements under Applicable Canadian Securities laws pursuant to Section 2.11(a) of National Instrument 45-106 – Prospectus and Registration Exemptions.

Section 5.5

Securities Filings.  Since December 31, 2012, Parent has filed on a timely basis with Applicable Canadian Securities Authorities and made publicly available all reports required to be filed by Parent pursuant to Applicable Canadian Securities Laws (the “Securities Filings”).  The Securities Filings were prepared in accordance with the requirements of Applicable Canadian Securities Laws.  Since the date of Parent’s last periodic report filed with Applicable Canadian Securities Authorities, there has been no event that has resulted in, or development that would reasonably be expected to result in, a material adverse effect on the business, properties, assets, prospects, financial condition or results of operations of Parent.  The financial statements (including the related notes) of Parent included in the Securities Filings complied, when filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of Applicable Canadian Securities Authorities with respect thereto, were prepared in accordance with International Financial Reporting Standards, except, in the case of unaudited statements, as permitted by applicable Law, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments and the absence of footnotes).  None of the Securities Filings contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading

Section 5.6

Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s, consultant’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon any Contract or arrangement made by or on behalf of Parent or Merger Sub, or any Representative thereof.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1

Access to Information; Confidentiality.  Upon reasonable notice by Parent, the Company shall afford Parent and its Representatives reasonable access to the Company’s and each Subsidiary’s personnel, offices, properties, assets, books, Contracts and records, and all such other information concerning the Company, each Subsidiary and their businesses, properties, assets, Liabilities and personnel as Parent may reasonably request.  Each of Parent and the Company shall hold, and shall cause their respective Affiliates, Representatives and professional advisors to hold, all information exchanged between Parent, the Company and any Subsidiary, directly or indirectly, whether as contemplated by this Section 6.1 or otherwise, in confidence.  The confidentiality obligations set forth in the immediately preceding sentence of this Section 6.1 shall survive any termination of this Agreement prior to Closing.  No investigation by Parent shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement (including the Disclosure Letter) or any certificate delivered by the Company or any Representative thereof pursuant to this Agreement.

Section 6.2

Operation of Business in Ordinary Course.  Between the date of this Agreement and the earlier to occur of the Closing or the termination of this Agreement in accordance with Section 9.1, the Company shall, and shall cause each Subsidiary to, conduct its business and its operations in all material respects only in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, until the earlier to occur of the Closing or the termination of this Agreement in accordance with Section 9.1, the Company shall, and, as applicable, shall cause each Subsidiary to (except as consented to in writing by Parent or otherwise expressly permitted under this Agreement):

(a)

make all filings and give all notices required to be made under applicable Law or under any Contract in connection with the transactions contemplated hereby;

(b)

continue to maintain the books and records of the Company and each Subsidiary on a basis consistent with past practice, and in any event in a commercially reasonable manner;

(c)

continue to maintain its properties and facilities in as good working order and condition as existing on the date hereof, ordinary wear and tear excepted;

(d)

use commercially reasonable efforts to maintain and preserve its business organization intact, retain its present officers and key employees and maintain its relationships with suppliers, vendors, customers, creditors and others having business relations with it;

(e)

keep in full force and effect present insurance policies or other comparable insurance coverage and pay all premiums due in respect thereof;

(f)

not acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or any portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any amount of assets other than in the ordinary course of business consistent with past practice;

(g)

not sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of any portion of its assets, other than in the ordinary course consistent with past practice;

(h)

not (i) increase or agree to increase the compensation payable or to become payable to any of its directors, officers or employees, other than increases in employee compensation in the ordinary course of business consistent with past practice, (ii) enter into any employment or severance agreement with any director, officer or employee, or (iii) establish, adopt, enter into or amend any Benefit Plan, except as required to comply with ERISA to maintain qualification under Code § 401(a) or as otherwise required under the provisions of any Benefit Plan or applicable Law;

(i)

not (i) write off, forgive, waive or otherwise cancel, in whole or in part, any account receivable or other obligation owed to the Company or any Subsidiary, except in the ordinary course of business consistent with past practice, (ii) enter into any compromise or settlement of any legal proceeding relating to or in any way affecting the Company or any Subsidiary, any of its assets or its business, (iii) commence or continue any legal proceeding or other action for any merger, dissolution or winding-up of the Company or any Subsidiary, or (iv) enter into any agreement or make any commitment to do any of the foregoing; and

(j)

satisfy and perform in all material respects all of the Company’s and the Subsidiaries’ obligations under the Contracts to which the Company or any Subsidiary is a party or by which it is bound, and not amend, modify or supplement, or agree to the amendment, modification or supplementing of, any such Contract where such Contract has a cost or value to the Company or any Subsidiary of more than U.S.$25,000 in any twelve (12)-month period ending after the Closing Date, except for any amendment, modification or supplement made in the ordinary course of business.

Section 6.3

Reasonable Efforts; Further Assurances.  Subject to the terms and conditions herein provided, each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, each party shall use commercially reasonable efforts to obtain consents of all Governmental Authorities and other Persons necessary for the consummation of the transactions contemplated by this Agreement.

Section 6.4

Fees and Expenses.

(a)

Unless otherwise expressly set forth in this Agreement, each party hereto shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, including all legal, accounting, financial advisory, consulting and other fees and expenses of Third Parties and any other amount paid or payable to any Person in connection with the satisfaction of any condition of Closing hereunder except for any amount that Parent or Merger Sub has specifically agreed to be liable and pay for pursuant to the terms of this Agreement (the “Transaction Expenses”), whether or not the transactions contemplated hereby are consummated.  Transaction Expenses shall include all expenses incurred by the Stockholders’ Representative on behalf of the Stockholders and in connection with his administrative duties hereunder, all of which, to the extent incurred on or before the Closing Date, shall be paid by the Company at or before Closing, and to the extent incurred after the Closing Date, shall be paid directly by the Stockholders.  For added certainty, except for any Unpaid Company Transaction Expenses taken into account in the Merger Consideration Adjustment and except as provided in Section 6.4(b), after the Closing, none of Parent, the Surviving Corporation or any Subsidiary shall have any Liability for any Company Transaction Expense not paid by the Company or any Subsidiary at or before Closing.

(b)

The parties acknowledge and agree that all Unpaid Company Transaction Expenses, to the extent not taken into account in the Merger Consideration Adjustment, shall be for the sole account of the Stockholders and shall be paid following the Closing Date out of available funds of the Surviving Corporation or directly by Parent in accordance with this Section 6.4(b).  Parent may (i) set-off all or any portion of any Unpaid Company Transaction Expense not taken into account in the Merger Consideration Adjustment (i) against amounts otherwise payable by Parent to the Stockholders and Bonus Grantees under this Agreement (including any Earn-Out Payment, including the amount thereof paid as Bonus Payment), and/or (ii) by way of cancellation of a portion of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount and/or the Tranche Four Payment Amount.  If Parent elects to act pursuant to its rights under the foregoing clause (ii), then the Company Indemnifying Parties shall, automatically and without any further action required by Parent or the Company Indemnifying Parties, be deemed to have forfeited to Parent such number of Parent Common Shares necessary to fully reimburse and satisfy such Unpaid Company Transaction Expense.  For the purposes of any forfeiture of Parent Common Shares by the Company Indemnifying Parties pursuant to this Section 6.4(b), such Parent Common Shares shall be valued at the same per share price that such Parent Common Shares were valued at for purposes of determining the number of Parent Common Shares included in the Adjusted Gross Merger Consideration and the Bonus Shares.

Section 6.5

Public Announcements.  Except as otherwise required by applicable Law or applicable stock exchange rules, any press release or other publicity prior to the Closing Date concerning the parties’ entry into this Agreement or the transactions contemplated hereby (including the terms hereof) shall be made only with the joint consent of Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, the parties’ agreement to cooperate jointly on any such press release or publicity may not delay Parent’s issuance of any disclosure required under applicable securities Laws or the regulations of any stock exchange on which Parent’s stock is listed for trading, nor shall such agreement affect Parent’s determination as to what substantive content should be included in any such disclosure in order for Parent to comply with such applicable securities Laws and stock exchange regulations.  Nothing in this Section 6.5 shall restrict the right of any party hereto to disclose the terms of this Agreement and the transactions contemplated hereby (i) to authorized Representatives of such party, (ii) following the Closing, in the financial statements of Parent or the Surviving Corporation (including the notes thereto), and (iii) to any party’s Affiliates, stockholders, auditors, attorneys or financing sources.

Section 6.6

Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be the responsibility of the Person against whom such Taxes are assessed or otherwise payable under applicable Law.

Section 6.7

Cooperation on Tax Matters.

(a)

Parent, the Company and (after the Closing) the Stockholders’ Representative shall, and following the Closing, Parent shall cause the Surviving Corporation to, cooperate fully, as and to the extent reasonably requested by any such party, in connection with any filing of Tax Returns, audit, litigation or other proceeding with respect to Taxes, or any other Tax matters relating to the Company.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information relevant to any such Tax, Tax Return, audit or other Proceeding.  Parent and the Surviving Corporation shall use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement).  The party requesting such cooperation shall pay the reasonable out-of-pocket expenses of the other party (with any such expenses payable by the Stockholders’ Representative being paid by the Stockholders).

(b)

Except as otherwise required by Law, or with the written consent of Parent, the Company (prior to the Closing) and the Stockholder’s Representative (after the Closing) covenant and agree that neither of them shall file or amend any Tax Return, file any claim for refund, change any method of accounting (or Tax accounting), surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any Subsidiary, enter into any closing agreement, settle or compromise any federal, state, local or foreign Tax Liability or claim regarding the Company or any of its assets, or make or change any Tax election with respect to any Tax period, in each case that may result in any increased Tax Liability of, or loss of Tax benefits by the Company or, after the Closing, Parent, the Surviving Corporation or any Subsidiary.  Following the Closing, except to the extent required by any applicable Law, Parent shall not, nor shall it permit the Surviving Corporation or any Subsidiary to, amend, refile or otherwise modify (or grant an extension of any statute of limitations with respect to) any Tax Return relating in whole or in part to the Company or any Subsidiary with respect to any taxable period ending on or before the Closing Date or with respect to any Straddle Period without the prior written consent of the Stockholder’s Representative if such amendment, modification or change could reasonably be expected to give rise to an indemnification claim under Section 6.8 or ARTICLE VIII.

(c)

To the extent applicable, the Company shall cause all Tax-sharing agreements or similar agreements with respect to or involving the Company or any Subsidiary to be terminated on or before the Closing Date, and after the Closing Date, the Surviving Corporation shall not be bound thereby or have any Liability thereunder.

(d)

To the extent applicable, upon request by Parent, the parties hereto shall provide each other with the necessary information permitting such other party to file a report as may be required pursuant to Code § 6043 or § 6043A, or the Treasury Regulations promulgated thereunder.

Section 6.8

Tax Related Indemnification; Pre-Closing Taxes; Straddle Periods.  To the extent both the provisions of this Section 6.8 and ARTICLE VIII apply, the provisions of this Section 6.8 shall be applied so as to expand the scope of the Stockholders indemnification obligations under ARTICLE VIII; and to the extent there is any directly conflict, then the provisions of this Section 6.8 shall control.

(a)

Indemnification.  The Company Indemnifying Parties shall severally (and not jointly), in accordance with the Indemnification Liability Allocation, indemnify and hold harmless the Parent Indemnified Parties from and against, without duplication, on an after-Tax basis, all Losses incurred by the Parent Indemnified Parties with respect to, in connection with, or arising from:

(i)

any and all Taxes (or the non-payment thereof) of the Company or any Subsidiary, or for which the Company or any Subsidiary is liable, in each instance for all Pre-Closing Tax Periods, and the portion of any Straddle Period (determined below) that ends on (and includes) the Closing Date, provided that any such claim for such Taxes is made within ninety (90) days following the expiration of the applicable statute of limitations; and/or

(ii)

all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any Subsidiary (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation; and any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any Subsidiary as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; and/or

(iii)

any breach of any representation set forth in Section 4.12, Section 4.13, or Section 4.23(c), which representations and warranties shall survive for the ninety (90)-day period following the expiration of the applicable statute of limitations.

The Company Indemnifying Parties shall severally (and not jointly), in accordance with the Indemnification Liability Allocation, indemnify the affected Parent Indemnified Parties for any Losses contemplated above pursuant to this Section 6.8 within five (5) days after payment of such amounts by any Parent Indemnified Party or the incurrence of such Losses by any Parent Indemnified Party; provided, that, (A) the Company Indemnifying Parties shall be liable for reimbursement only to the extent that such Losses exceed the amount, if any, reserved therefor (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Interim Financial Statements (rather than in any notes thereto), and (B) the Company Indemnifying Parties shall have no obligation to indemnify the Parent Indemnified Parties against any Losses (1) resulting from (x) any transaction caused by Parent, the Surviving Corporation or any Subsidiary occurring after the Closing but on the Closing Date outside the ordinary course of business (other than as explicitly contemplated by this Agreement); or (y) any breach by Parent of its agreements in Section 6.7(b), or (2) (x) included in the calculation of Net Working Capital or (y) resulting from an election by Parent or the Surviving Corporation under Code § 338(g) or any similar provision of applicable Law in respect of the Company or the Surviving Corporation.

(b)

Straddle Period Taxes.  For purposes of this Agreement (including any Tax Liabilities included in the calculation of Net Working Capital) whenever it is necessary to determine the amount of Taxes of the Company or any Subsidiary for a Straddle Period, the determination of the Taxes for the portion of the Straddle Period (x) commencing prior to the Closing Date and ending on (and including) the Closing Date, and (y) commencing the day after the Closing Date, shall be determined:

(i)

in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any distribution, sale or other transfer or assignment of property, by assuming that the Company or any Subsidiary had a taxable year or period which ended at the close of the Closing Date and there was a closing of the books of the Company or such Subsidiary as of the end of such date (and for such purpose the taxable period of any partnership, joint venture or other pass through entity in which the Company or any Subsidiary holds a beneficial interest shall be deemed to terminate at such time), except that exemptions, allowances or deductions that are calculated on an annual basis (e.g., depreciation deductions) shall be apportioned on a time basis;

(ii)

in the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this clause shall be computed by reference to the level of such items as of the close of business on the Closing Date; and

(iii)

in the case of Taxes not described in clause (i) or (ii) above, which Taxes are imposed on a periodic basis and measured by the level of any item, shall be deemed to be the amount of such Taxes for the entire period (or, in the case of Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period determined in clause (i) above, and the denominator of which is the number of calendar days in the entire Straddle Period.

Section 6.9

Responsibility for Filing Tax Returns for Periods Ending on or Before the Closing Date; Tax Contests.

(a)

Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and each Subsidiary that are to be filed after the Closing Date.  With respect to any such Tax Return for any Tax period or portion thereof ending on or prior to the Closing Date (each a “Pre-Closing Tax Return”), not later than twenty (20) days prior to the statutory due date for the filing of such Pre-Closing Tax Return (or, if such due date is within forty-five (45) days following the Closing Date, as promptly as practicable following the Closing Date), Parent shall provide the Stockholders’ Representative with a copy of any such Pre-Closing Tax Return and Parent shall consider in good faith the reasonable comments of the Stockholder’s Representative.  However, Parent shall have sole discretion as to the contents of each Pre-Closing Tax Return, subject only to the requirements of this Agreement and applicable Law.

(b)

Notwithstanding the provisions of Section 8.7, Parent shall promptly notify the Stockholders’ Representative upon receipt by Parent or any Affiliate of Parent (including the Surviving Corporation after the Closing Date) of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period or Straddle Period for which any of the Company Indemnifying Parties may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”).  Following the Closing, Parent shall control the conduct of any such Tax Matter; provided, however, that Parent shall not enter into any settlement of or otherwise compromise any Tax Matter that may increase the Tax liability of the Company Indemnifying Parties or that would give rise to an indemnification claim pursuant to this Agreement without the consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed).  Parent shall keep the Stockholders’ Representative fully and timely informed with respect to the commencement, status and nature of any Tax Matter.  Parent shall, in good faith, allow the Stockholders’ Representative to make comments to Parent regarding the conduct of or positions taken in any such proceeding, provided that Parent shall at all times have sole and exclusive discretion as to such conduct and positions taken, subject to compliance with the Code and other applicable Law.

Section 6.10

Survival of Tax Provisions.  Notwithstanding any provisions of this Agreement to the contrary, the provisions of this ARTICLE VI relating to any Tax matter shall survive and remain in effect until the ninetieth (90th) day following the expiration of the applicable statute of limitations with respect to such Tax matter, including any extensions thereof (or if such date is not a Business Day, the close of the next Business Day).  Consistent with the immediately preceding sentence, the provisions of this ARTICLE VI relating to any Tax matter shall survive the death, corporate reorganization, dissolution, or liquidation of the Stockholders, Parent, the Surviving Corporation or any Subsidiary.

Section 6.11

Prohibited Negotiations.  From and after the date hereof and until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 9.1, the Company shall not, and shall not cause, encourage or assist any Stockholder or Affiliate thereof to, entertain, solicit, engage in discussions or negotiations with, or provide any information to, any Person or group (other than Parent or its Representatives) concerning any merger, sale of substantially all of the Company’s or any Subsidiary’s assets, sale of capital stock representing a majority of the outstanding voting stock of the Company or any Subsidiary, or any reorganization, recapitalization or similar transaction involving the Company or any Subsidiary.

Section 6.12

Required Stockholder Approval and Notification.  Promptly following the execution and delivery of this Agreement, the Company, in accordance with the DGCL and the Company’s Charter Documents, shall obtain the adoption of this Agreement and the approval of the Merger (collectively, the “Company Proposals”) by the Stockholders holding not less than (i) a majority of the voting power of the outstanding shares of Company Common Stock, Special Voting Stock and Company Preferred Stock entitled to vote on the Company Proposals, voting together as a single class on an As-Converted Basis, (ii) a majority of the voting power of the outstanding shares of Series AA Preferred Stock entitled to vote on the Company Proposals, voting together as a separate class, (iii) a majority of the voting power of the outstanding shares of Series BB Preferred Stock entitled to vote on the Company Proposals, voting together as a separate class, (iv) a majority of the voting power of the outstanding shares of Series CC Preferred Stock entitled to vote on the Company Proposals, voting together as a separate class, and (v) a majority of the voting power of the outstanding shares of Series DD Preferred Stock entitled to vote on the Company Proposals, voting together as a separate class, (all of such approvals of the Company Proposals, the “Required Stockholder Approvals”).

Section 6.13

Bonus Arrangement.

(a)

In order to reward those key employees of the Company and its applicable Subsidiaries listed in Section 6.13(a) of the Disclosure Letter for their past work with the Company and to further incentivize such employees to remain employed with the Company or its applicable Subsidiaries at least through the end of the Q4 Period, subject to each such employee executing and delivering a Bonus Grant Agreement (as defined below) (each such employee who executes and delivers a Bonus Grant Agreement being a “Bonus Grantee”), the Bonus Grantees shall be entitled to receive in the aggregate (i) up to fifteen percent (15%) of the Parent Common Share Consideration issued under the Tranche One Payment Amount, the Tranche Two Payment Amount (including any adjustment thereto under Section 3.2(d)(v)), the Tranche Three Payment Amount (including any adjustment thereto under Section 3.2(e)(v)), and the Tranche Four Payment Amount (such Parent Common Shares, as issued pursuant to the Bonus Grant Agreement, being the “Bonus Shares”), and (ii) up to fifteen percent (15%) of the Earn-Out Payment (such portion of the Earn-out Payment, as adjusted in accordance with this Agreement, being the “Bonus Payments”, and such overall bonus arrangement being the “Bonus Arrangement”).  Each Bonus Grantee’s pro rata share of the Bonus Shares and Bonus Payments is as set forth in Section 6.13(a) of the Disclosure Letter.

(b)

At the Closing, subject to the cooperation of each Bonus Grantee, Parent and either the Surviving Corporation or the applicable Subsidiary shall enter into a written agreement in such form as shall be determined by Parent (a “Bonus Grant Agreement”) with each Bonus Grantee for the grant to such Bonus Grantee of his/her right to receive the applicable portion of Bonus Shares and Bonus Payment, which Bonus Grant Agreement shall set forth the terms and conditions under which each such Bonus Grantee may receive his/her Bonus Shares and Bonus Payment, including the following:

(i)

up to the aggregate portion of the Bonus Shares and Bonus Payment that such Bonus Grantee is eligible to receive;

(ii)

that the Bonus Shares issuable to such Bonus Grantee shall be issued at the same times and in the same proportions as the issuances of the Parent Common Share Consideration to Stockholders out of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount, and the Tranche Four Payment Amount, and shall be subject to proportionate Revenue-related adjustments as contemplated in Section 3.2 (as if the Bonus Shares were being issued as Adjusted Gross Merger Consideration);

(iii)

that the Bonus Payment issuable to such Bonus Grantee shall be paid at the same time as the payment of the Earn-Out Payment to the applicable Stockholders pursuant to this Agreement;

(iv)

that such Bonus Grantee shall have several indemnification liability to the Parent Indemnified Parties in accordance with ARTICLE VIII, which may entitle Parent to set off a proportionate amount of any Losses under any indemnification claim against Bonus Shares and/or Bonus Payment not yet issued or paid to such Bonus Grantee;

(v)

that in connection with such Bonus Grantee’s indemnification liability under ARTICLE VIII, a proportionate number of the Bonus Shares issuable to such Bonus Grantee as part of or in connection with the Tranche Two Payment Amount, the Tranche Three Payment Amount and the Tranche Four Payment Amount (as determined relative to all Parent Common Shares issuable as part of or in connection with the Tranche Two Payment Amount, the Tranche Three Payment Amount and the Tranche Four Payment Amount) shall be withheld and not issued by Parent, shall be included in the Holdback Shares, and shall be subject to set-off and cancelation by Parent in accordance with Section 8.10;

(vi)

that such Bonus Grantee shall forfeit the right to receive any Bonus Shares not yet issued to him/her and any Bonus Payment that may be payable to him/her if his/her employment with the Surviving Corporation or any applicable Subsidiary is terminated for cause (as defined in the applicable Bonus Grant Agreement) or if such Bonus Grantee resigns his/her employment with the Company or any such Subsidiary (such that he/she is no longer employed by the Company or any Subsidiary) prior to the scheduled issue or payment date for such Bonus Shares and Bonus Payment;

(vii)

that, in order to pay (A) the income Taxes payable by such Bonus Grantee on his/her receipt of such Bonus Shares, and (B) such Bonus Grantee’s applicable share of all payroll, employee, employment, withholding, social security (or similar Tax, including FICA), unemployment, disability, and other related Taxes payable or withholdable with respect to all such Bonus Shares (together, clauses (A) and (B), the “Bonus Share Tax Amount”), at the option of such Bonus Grantee, (x) on the date of issuance of any Bonus Shares to such Bonus Grantee, such Bonus Grantee may pay Parent, via certified check or wire transfer of immediately available funds, the Bonus Share Tax Amount, or (y) Parent shall be authorized, immediately upon the issuance of any Bonus Shares to such Bonus Grantee, on such Bonus Grantee’s behalf, to withhold and sell that number of such Bonus Shares on the TSX Venture Exchange at the prevailing market price sufficient to cover the Bonus Share Tax Amount and any sales commission or other costs of processing such sale, and to retain the proceeds of such sale to pay the Bonus Share Tax Amount any such commissions and other costs;

(viii)

that the Bonus Payment shall be subject to applicable withholdings for (x) income Taxes payable by such Bonus Grantee on his/her receipt of such Bonus Payment, and (y) such Bonus Grantee’s applicable share of all payroll, employee, employment, withholding, social security (or similar Tax, including FICA), unemployment, disability, and other related Taxes payable or withholdable with respect to such Bonus Payment; and

(ix)

other than as specifically as contemplated under Clause (iv) above, that such Bonus Grantee shall be prohibited (A) from effecting any offer or contract to sell, sale (including any short sale), assignment, transfer, pledge, grant, loan or other distribution of Bonus Shares issued to him/her in connection with the Tranche One Payment Amount for a period of four (4) months running from the date of such issuance, and from effecting any offer to sell, sale (including any short sale), transfer or other distribution of Bonus Shares issued to him/her in connection with the Tranche Two Payment Amount, the Tranche Three Payment Amount or the Tranche Four Payment Amount for a period of six (6) months running from the date of such issuance.

(c)

For greater certainty, no Person designated in Section 6.13(a) of the Disclosure Letter as a Bonus Grantee shall have the right to receive any Bonus Shares or Bonus Payment or otherwise be treated as a Bonus Grantee in accordance with this Agreement unless such Person executes and delivers to Parent a Bonus Grant Agreement.

(d)

To the extent a Bonus Grantee forfeits his or her right to receive Bonus Shares and/or his/her Bonus Payment, the forfeited Bonus Shares and/or Bonus Payment that such Bonus Grantee would otherwise have been eligible to receive shall be distributed to the Stockholders pro rata in accordance with the distribution priorities set forth in the Company’s Charter (and as contemplated by Section 3.1(c), Section 3.2 and Section 3.3).

(e)

So long as it would not result in adverse Tax consequences under Section 409A of the Code with respect to any Bonus Grantee subject to taxation under the laws of the United States, if Parent determines that it is unable to issue Bonus Shares to a Bonus Grantee due to the inability to apply an applicable U.S. federal and/or state securities law exemption for the issuance of such Bonus Shares, then in lieu of Parent’s issuance of such Bonus Shares, the Surviving Corporation or Subsidiary that employees such Bonus Grantee may pay such Bonus Grantee a cash amount (net of applicable tax and other withholdings) equal to the value of such Bonus Shares, as determined by reference to the closing price of Parent Common Shares on the TSX Venture Exchange on the date that such Bonus Shares would have been issued to such Bonus Grantee.

(f)

It is intended that each payment provided under this Section 6.13 is a separate “payment” for purposes of U.S. Treasury Regulation Section 1.409A-2(b)(2)(i). It is further intended that each payment under this Section 6.13 satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code (and any U.S. state law of similar effect)  provided under Treasury Regulation Section 1.409A-1(b)(4) (as a “short-term deferral”).  To the extent not so exempt, it is intended that payments under this Section 6.13 comply with Treasury Regulation Section 1.409A-3(i)(5)(iv)(A) (applicable to “transaction-based compensation”).  Notwithstanding the foregoing, in no event shall the Company, the Surviving Corporation, any Subsidiary, Parent or any Affiliate or successor thereof be responsible for or have any obligation to reimburse a Bonus Grantee for any Taxes that may be imposed on such Bonus Grantee under Section 409A of the Code.

Section 6.14

Satisfaction of Fee Due to Fuse Holdings.  The parties hereto acknowledge that the Company owes three hundred thousand dollars ($300,000) to Fuse Holdings (Canada), Inc. (“Fuse Holdings”) as a fee for business advisory services provided by Fuse Holdings to the Company prior to the date hereof.  In lieu of such fee being paid by the Company prior to Closing or otherwise being taken into account in the Merger Consideration Adjustment, the parties agree that, subject to Parent, the Company and Fuse Holdings entering into a written agreement with respect to the provisions of this Section 6.14 prior to Closing (the “Fuse Settlement Agreement”), such shall be fully satisfied and paid through the allocation and issuance to Fuse Holdings of up to 454,547 of the Parent Common Shares included in (and taken from) the Adjusted Gross Merger Consideration (the “Fuse Shares”), subject to the following provisions:

(i)

the Fuse Shares shall be issued at the same times and in the same proportions as the issuances of the Parent Common Share Consideration to Stockholders out of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount, and the Tranche Four Payment Amount, and shall be subject to proportionate Revenue-related adjustments as contemplated in Section 3.2 (as if the Fuse Shares were being issued as Adjusted Gross Merger Consideration);

(ii)

Fuse Holdings shall have several indemnification liability to the Parent Indemnified Parties in accordance with ARTICLE VIII, which may entitle Parent to set off a proportionate amount of any Losses under any indemnification claim against Fuse Shares not yet issued to Fuse Holdings;

(iii)

in connection with Fuse Holdings’ indemnification liability under ARTICLE VIII, a proportionate number of the Fuse Shares issuable as part of or in connection with the Tranche Two Payment Amount, the Tranche Three Payment Amount and the Tranche Four Payment Amount (as determined relative to all Parent Common Shares issuable as part of or in connection with the Tranche Two Payment Amount, the Tranche Three Payment Amount and the Tranche Four Payment Amount) shall be withheld and not issued by Parent, shall be included in the Holdback Shares, and shall be subject to set-off and cancelation by Parent in accordance with Section 8.10; and

(iv)

Fuse Holdings shall be prohibited (A) from effecting any offer or contract to sell, sale (including any short sale), assignment, transfer, pledge, grant, loan or other distribution of the Fuse Shares issued in connection with the Tranche One Payment Amount for a period of four (4) months running from the date of such issuance, and from effecting any offer to sell, sale (including any short sale), transfer or other distribution of the Fuse Shares issued in connection with the Tranche Two Payment Amount, the Tranche Three Payment Amount or the Tranche Four Payment Amount for a period of six (6) months running from the date of such issuance.

Section 6.15

Lock-Up Period.  Each Stockholder receiving Parent Common Shares as part of the Adjusted Gross Merger Consideration (including any adjustment thereto pursuant to Section 3.9(c)(i)) may not, during the applicable Lock-Up Period (as defined below), (i) offer or contract to sell, sell, pledge, assign, transfer, grant, lend, or otherwise dispose of, directly or indirectly, any such Parent Common Shares, or (ii) enter into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of such Parent Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Parent Common Shares, in cash or otherwise, nor may any such Stockholder publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such Parent Common Shares.  For purposes of this Section 6.15, the term “Lock-Up Period” means (x) with respect to Parent Common Shares issued as part of the Tranche One Payment Amount, a period of four (4) months running from the date of such issuance, and (y) with respect to Parent Common Shares issued as part of any of the Tranche Two Payment Amount, the Tranche Three Payment Amount or the Tranche Four Payment Amount, a period of six (6) months running from the date of such issuance

Section 6.16

Legends on Parent Common Share Certificates.  Each certificate issued to evidence Parent Common Shares issued as part of the Adjusted Gross Merger Consideration, Bonus Shares or Fuse Shares shall bear the following restrictive legends or legends of equivalent substance and effect:

(a)

All certificates:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR UNDER ANY U.S. STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF SNIPP INTERACTIVE INC. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO SNIPP INTERACTIVE INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE 1933 ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 OR RULE 144A UNDER THE 1933 ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE U.S. STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO SNIPP INTERACTIVE INC. MUST FIRST BE PROVIDED.”

(b)

Certificates for Parent Common Shares, Bonus Shares and Fuse Shares issued in connection with the Tranche One Payment Amount:

“IN ADDITION TO ANY APPLICABLE STATUTORY RESTRICTIONS, THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, LOANED OR OTHERWISE DISPOSED OF PRIOR TO THE DATE WHICH IS FOUR (4) MONTHS FROM THE DATE SPECIFIED ON THE FRONT OF THIS CERTIFICATE.”

(c)

Certificates for Parent Common Shares, Bonus Shares and Fuse Shares issued in connection with the Tranche Two Payment Amount, the Tranche Three Payment Amount and the Tranche Four Payment Amount:

“IN ADDITION TO ANY APPLICABLE STATUTORY RESTRICTIONS, THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, LOANED OR OTHERWISE DISPOSED OF PRIOR TO THE DATE WHICH IS SIX (6) MONTHS FROM THE DATE SPECIFIED ON THE FRONT OF THIS CERTIFICATE.”

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1

Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)

No Injunction or Restraint.  No Law or Order shall have been issued or made effective by any Governmental Authority preventing the consummation of the Merger; provided, however, that each of the parties shall have used its commercially reasonable efforts to prevent the entry of any Order intended to prevent or delay the consummation of the Merger, and to appeal as promptly as possible any such Order that may be entered.

(b)

Governmental Approvals.  Any approval of any Governmental Authority of competent jurisdiction or waiting period under any applicable Law shall have been obtained or have expired without the imposition of any condition that is reasonably likely to have a Company Material Adverse Effect.

(c)

Stockholder Approval.  The Required Stockholder Approvals shall have been obtained.

(d)

No Proceedings.  No Proceeding shall be pending or threatened in writing which, if successful, would (i) prevent consummation of the Merger or any of the other transactions contemplated hereby, (ii) result in the Merger or any of the other transactions contemplated hereby being rescinded following consummation, (iii) limit or otherwise adversely affect the right of Parent to own and control, directly or indirectly, the Surviving Corporation, or to operate all or any material portion of the business or assets of the Company, or (iv) compel Parent or any of its Affiliates to dispose of all or any material portion of the business or assets of the Company.

Section 7.2

Conditions to the Obligations of the Company to Effect the Merger.  The obligation of the Company to effect the Merger shall be subject to the fulfillment or written waiver as of the Closing and as of the Effective Time of the following additional conditions:

(a)

Accuracy of Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified by “materiality”, “material adverse effect” or similar qualifications, shall be true and correct, and the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(b)

Performance of Obligations.  Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of Parent and Merger Sub to be performed and complied with by them under this Agreement.

(c)

Compliance Certificate.  Parent shall have delivered to the Company a certificate, executed by an authorized officer of Parent, certifying the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(d)

Resolutions.  The Company shall have received a true and complete copy, certified by an officer of each of Parent and Merger Sub, of (i) the resolutions duly and validly adopted by the respective boards of directors of Parent and Merger Sub, evidencing their authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby, and (ii) the resolutions of Parent in its capacity as sole stockholder of Merger Sub approving the Merger.

(e)

Good Standing Certificates.  The Company shall have received good standing certificates of Parent and Merger Sub, each issued by their respective jurisdictions of incorporation, dated as of a date not earlier than five (5) Business Days prior to the Closing Date.

(f)

Stock Exchange Listing.  Parent shall have obtained from the TSX Venture Exchange written notice of final acceptance of the Merger and of the listing of the Parent Common Shares issuable as Merger Consideration, and Parent shall have provided such written notice to the Company.

Section 7.3

Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or written waiver as of the Closing and as of Effective Time of the following additional conditions:

(a)

Accuracy of Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement that are qualified by “materiality”, “Company Material Adverse Effect” or similar qualifications, shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(b)

Performance of Obligations.  The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants to be performed and complied with by it under this Agreement.

(c)

Compliance Certificate.  The Company shall have delivered to Parent a certificate certifying the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

(d)

Charter Documents; Resolutions.  Parent shall have received a true and complete copy, certified by an officer of the Company, of (i) the Company’s Charter Documents (as in effect immediately before the Effective Time), (ii) the Charter Documents of each Subsidiary, (iii) the resolutions duly and validly adopted by the board of directors of the Company, evidencing its authorization of the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and thereby, and (iv) the resolutions duly and validly adopted by the requisite number of Stockholders constituting the Required Stockholder Approvals.

(e)

Good Standing Certificates.  Parent shall have received good standing certificates of the Company and each Subsidiary, issued by the respective applicable Governmental Authorities of each state or province in which such entity is incorporated or otherwise registered or qualified to conduct business, each dated as of a date not earlier than five (5) Business Days prior to the Closing Date.

(f)

Closing Memorandum.  The Company shall have delivered to Parent the Closing Memorandum and Parent shall have approved it.

(g)

Consents.  The Company shall have delivered to Parent those written consents, waivers and authorizations listed on Section 7.3(g) of the Disclosure Letter.

(h)

Resignations.  Parent shall have received the resignations, effective as of the Closing Date, of all of the directors of the Company and each Subsidiary (in their respective capacities as such) and the officers of the Company and each Subsidiary (if any) listed in Section 7.3(h) of the Disclosure Letter.

(i)

Terminations of Company Warrants and Company Stock Options.  Parent shall have received from the holder of each Company Warrant or Company Option a duly executed termination agreement and/or release of all rights and claims with respect to such Company Warrant or Company Option (in each case in form and substance satisfactory to Parent), in connection with and contingent upon the Closing, or in the case of the Company Options only, Parent shall otherwise be satisfied in is sole discretion that the Company has the authority under the terms of the Company Stock Plan to terminate all unexercised Company Options immediately before the Effective Time without any Liability to the Company, Merger Sub or the Surviving Corporation.

(j)

Dissenting Shares.  Stockholders (if any) who become Dissenting Stockholders as at the Effective Time did not, immediately before the Effective Time, hold more than five (5%) of the aggregate outstanding Company Common Stock, calculated on an As-Converted Basis.

(k)

Employment Agreements.  Parent shall have received from each of the employees listed in Section 7.3(k) of the Disclosure Letter a signature page counterpart to an employment agreement with the Company in form and substance acceptable to Parent.

(l)

IP Assignment Agreements.  Parent shall have received from each Company or Subsidiary employee listed in Section 7.3(l) of the Disclosure Letter a signature page counterpart to a confidentiality, invention disclosure and assignment agreement in form and substance acceptable to Parent.

(m)

Due Diligence.  Parent shall be satisfied in its sole discretion with its due diligence investigation of the Company, each Subsidiary and the Business, including the assets, Liabilities, financial condition and capitalization thereof; provided, however, that if Parent does not give written notice to the Company by 5:00 p.m. Pacific Daylight Time on June 30, 2015 of Parent’s dissatisfaction with such due diligence and Parent’s decision, based on such dissatisfaction, to terminate this Agreement in accordance with Section 9.1(b), Parent shall be deemed to have waived this condition of Closing.

Section 7.4

Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VIII
INDEMNIFICATION

Section 8.1

Survival.  All representations, warranties, covenants and obligations of the parties contained in this Agreement and in the agreements, instruments and other documents delivered pursuant to this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby, subject to the provisions of Section 8.6. The right of any Parent Indemnified Party to indemnification by the Company Indemnifying Parties under this ARTICLE VIII for breach of representation, warranty or covenant by the Company or for any other matter in respect of which indemnification is to be provided by the Company Indemnifying Parties under this ARTICLE VIII shall not be affected by any investigation (including any environmental investigation or assessment) conducted by Parent or any of its Representatives, or any knowledge acquired (or capable of being acquired) by Parent at any time, whether before, on or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, obligation or any other matter.  The waiver by any party hereto of any of its conditions for Closing based upon the accuracy of any representation or warranty of any other party or on the performance of or compliance with any covenant or obligation of any other party shall not affect the right to indemnification, reimbursement or other remedy based upon such representation, warranty, covenant or obligation.

Section 8.2

Indemnification by Company Indemnifying Parties.  Subject to the limitations set forth in this ARTICLE VIII, following the Closing, to the fullest extent permitted by applicable Law, the Company Indemnifying Parties shall severally (and not jointly), based on their respective proportional shares of all Parent Common Shares (whether issued as Adjusted Gross Merger Consideration, Bonus Shares or Fuse Shares), calculated based on the deemed U.S.$0.6578 issue price per Parent Common Share, Earn-Out Payments (including the portion thereof paid as Bonus Payments) paid or issued to them, or to which they are entitled, hereunder or under any Bonus Grant Agreement or the Fuse Settlement Agreement (as applicable) (the “Indemnification Liability Allocation”), indemnify and hold harmless Parent and its Affiliates (including, after the Effective Time, the Surviving Corporation and each Subsidiary), their respective Representatives, and all successors and assigns of the foregoing (collectively, the “Parent Indemnified Parties”), on an after-Tax basis, from and against any Losses suffered or incurred by the Parent Indemnified Parties (or any of them) caused by or resulting from:

(a)

any breach of any representation or warranty made by the Company in this Agreement;

(b)

any breach of any covenant, agreement or obligation of the Company in this Agreement;

(c)

any Proceeding or other matter disclosed or required to be disclosed in Section 4.22 of the Disclosure Letter;

(d)

any amount payable or issuable or any benefit to be provided by the Company, the Surviving Corporation, any Subsidiary or Parent in respect of any Change of Control Obligation that is not taken into account as a current liability in the calculation of the Net Working Capital;

(e)

the exercise by any Dissenting Stockholder of its appraisal rights under the DGCL in connection with the Merger, as contemplated by Section 3.1(f), but only to the extent that the Parent Indemnified Parties’ aggregate Losses related thereto exceed the portion of the Preferred Liquidation Proceeds and/or Common Merger Consideration that such Dissenting Stockholder would have received pursuant to Section 3.1(c) had such Dissenting Stockholder not exercised such appraisal rights;

(f)

any Transaction Expense that is for the account of the Stockholders, as contemplated by Section 6.4;

(g)

any Third Party Claim for the payment by the Company or the Surviving Corporation of any of the royalty amounts specified in Section 8.2(g) of the Disclosure Letter; and/or

(h)

any claim by any employee of the Company or any Subsidiary referred to in Section 4.10(d) of the Disclosure Letter with respect to any purported commitment made by any Representative of the Company or any such Subsidiary to such employee regarding the grant to such employee of stock options of the Company, the Surviving Corporation or Parent.

Section 8.3

Indemnification by Parent.  Subject to the limitations set forth in this ARTICLE VIII, following the Closing, to the fullest extent permitted by applicable Law, Parent shall indemnify and hold harmless the Stockholders, the Bonus Grantees (solely to the extent of their rights and interests in and to their respective Bonus Shares), Fuse Holdings (solely to the extent of its rights and interest in and to the Fuse Shares) and their respective Affiliates and Representatives and all successors and assigns of the foregoing (collectively, the “Company Indemnified Parties”), on an after-Tax basis, from and against any Losses suffered or incurred by the Company Indemnified Parties (or any of them) caused by or resulting from:

(a)

any breach of any representation or warranty made by Parent or Merger Sub in this Agreement; or

(b)

any breach of any covenant, agreement or obligation of Parent or Merger Sub in this Agreement.

Section 8.4

Limitations on Company Indemnifying Party Indemnity Obligations.

(a)

Notwithstanding any provision of this ARTICLE VIII to the contrary, the Company Indemnifying Parties shall have no Liability with respect to indemnification claims by Parent Indemnified Parties under Section 8.2(a) until the aggregate Losses with respect to such matters exceed an amount equal to one percent (1%) of the Base Merger Consideration (the “Claims Threshold Amount”), at which time the Company Indemnifying Parties shall (subject to the other limitations set forth in this ARTICLE VIII) be liable (severally and not jointly, in accordance with the Indemnification Liability Allocation) for the entire amount of Losses in respect of such indemnification claims under Section 8.2(a), including the Claims Threshold Amount.  Notwithstanding the foregoing, the Claims Threshold Amount shall not apply to any claim made under Section 8.2(a) in respect of any breach of representation or warranty by the Company under any of Section 4.1 (Organization), Section 4.2 (Authority), Section 4.3 (Consents and Approvals; No Violation), Section 4.4 (Capitalization), Section 4.6(a) (Title to Assets; Encumbrances), Section 4.12 (Tax Matters), Section 4.13 (Benefit Plans), Section 4.23(c) (financial and Tax filing/reporting), or Section 4.26 (Brokers) (the “Fundamental Representations”), or to the extent such claim arises pursuant to Section 6.8, or any willful breach by the Company of any of its other representations and warranties in this Agreement or fraud.

(b)

Notwithstanding any provision of this  to the contrary, the aggregate Liability for Losses that may be claimed by any Parent Indemnified Party under Section 8.2(a) against any Company Indemnifying Party shall be limited to an amount equal to fifteen percent (15%) of the amount of the Adjusted Gross Merger Consideration, Earn-Out Payment (including any portion thereof paid as a Bonus Payment), Bonus Shares and/or Fuse Shares received by such Company Indemnifying Party, as applicable; provided, however, that with respect to any claim for indemnification made by a Parent Indemnified Party (i) under Section 8.2(a) in respect of any breach of any of the Fundamental Representations, or (ii) with respect to any willful breach by the Company of any of its representations, warranties or covenants in this Agreement or fraud, the aggregate Liability of any Company Indemnifying Party for Losses incurred by the Parent Indemnified Parties shall instead be limited to an amount equal to the full amount of Adjusted Gross Merger Consideration, Earn-Out Payment (including any portion thereof paid as a Bonus Payment), Bonus Shares and/or Fuse Shares received by such Company Indemnifying Party, as applicable.

(c)

Notwithstanding anything herein to the contrary, there shall be deducted from any Losses claimed by an Indemnified Party an amount equal to the amount of any proceeds actually received by such Indemnified Party from any third-party insurer or from any other Third Parties in connection with such Losses (net of any out-of-pocket costs and expenses of recovery or collection thereof and any deductible or self-insured portion associated therewith, to the extent paid or payable); provided, however, that no Indemnified Party shall have any obligation to make or pursue any such insurance claim or any claim against any Third Party.

(d)

Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach or other violation of more than one representation, warranty, covenant, agreement, certificate or certification.

(e)

Except (i) as provided in Section 8.2(c), 8.2(g) and 8.2(h), (ii) for any Losses for which the Company Indemnifying Parties are liable pursuant to Section 6.8, and (iii) Company Transaction Expenses, no claim for indemnification under Section 8.2(a) can be made (x) in respect of any facts, circumstances, events or other matters that have been specifically disclosed in this Agreement or in the Disclosure Letter, and (y) with respect to any Liability for which a specific reserve has been accrued in the Current Balance Sheet or which is specifically taken into account in the calculation of the Merger Consideration Adjustments.

(f)

The Company Indemnifying Parties shall not be liable if and to the extent that any Loss is caused or increased by any action by a Parent Indemnified Party (including the Surviving Corporation) after the Closing or by the failure of a Parent Indemnified Party or the Surviving Corporation to take reasonable steps to mitigate the amount of Losses.  The Company Indemnifying Parties shall not be liable to the extent that the matter giving rise to a claim arises wholly or partially from an action which was taken (or not taken) pursuant to the terms of this Agreement or at the request or direction of, or with the consent of, Parent.

Section 8.5

Limitations on Parent’s Indemnity Obligations.

(a)

Notwithstanding any provision of this ARTICLE VIII to the contrary, Parent shall have no Liability with respect to indemnification claims by Company Indemnified Parties under Section 8.3(a) until the Losses with respect to such matters exceeds the Claims Threshold Amount, at which time Parent shall be liable for the entire amount of Losses in respect of such indemnification claims under Section 8.3(a), including the Claims Threshold Amount.  Notwithstanding the foregoing, the Claims Threshold Amount shall not apply to any claim made under Section 8.3(a) in respect of any breach of representation or warranty by Parent or Merger Sub under any of Section 5.1 (Organization), Section 5.2 (Authority), Section 5.3 (Consents and Approvals; No Violation), Section 5.4 (Issuance of Stock Consideration), or Section 5.6 (Brokers), or any willful breach by Parent and Merger Sub of any of their other representations and warranties in this Agreement.

(b)

Notwithstanding any provision of this ARTICLE VIII to the contrary, Parent’s aggregate Liability for Losses that may be claimed by the Company Indemnified Parties under Section 8.3(a) shall not exceed an amount equal to the Base Merger Consideration (based on the issue price of the Parent Common Shares forming the Base Merger Consideration); provided, however, that such aggregate Liability for Losses shall be reduced by (i) the aggregate value of the Parent Common Shares (based on the issue price thereof) and Earn-out Payments that are actually issued or made to the Stockholders, and (ii) the aggregate value of the Parent Common Shares that are withheld and cancelled by Parent and/or any Earn-out Payments against which Parent exercises its set-off rights under any of Section 3.9(c)(ii), Section 6.4(b) or Section 8.10.

Section 8.6

Time Limitations.

(a)

For purposes of this Agreement, a Parent Indemnified Party or a Company Indemnified Party may only assert a claim for indemnification under Section 8.2(a) or Section 8.3(a) (as applicable) during the applicable period of time (the “Claims Period”) specified as follows:

(i)

with respect to any claim arising out of (A) the breach by the Company or by Parent and Merger Sub (as applicable) of any representation or warranty contained in this Agreement relating to (1) any such party’s authority or ability to enter into this Agreement and consummate the transactions contemplated hereby, (2) the Company’s or any Subsidiary’s capitalization, including the record ownership of its outstanding Shares, Company Warrants and Company Stock Options, (3) the issuance of the Capital Stock in connection with the Merger, (4) the Company’s or any Subsidiary’s title to its assets, (5) any Tax-related matter, or (6) any Benefit Plan-related matter, or (B) willful misrepresentation or fraud, the Claims Period shall commence on the date of this Agreement and continue until the date which is ninety (90) days after the expiration of the applicable statute of limitations; and

(ii)

with respect to any indemnification claim under Section 8.2(a) or Section 8.3(a) (as applicable) regarding any breach by the Company or by Parent and Merger Sub of any other representation or warranty, the Claims Period shall commence on the Closing Date and continue until the date which fifteen (15) months after the Closing Date.

(b)

Notwithstanding the foregoing, if before 5:00 p.m. (Pacific Daylight Time) on the last day of the applicable Claims Period, a written indemnification claim has been delivered (i) to the Stockholders’ Representative (on behalf of the Company Indemnifying Parties) in connection with a claim made by any Parent Indemnified Party under Section 8.2(a), or (ii) to Parent in connection with a claim made by a Company Indemnified Party under Section 8.3(a), and such claim has not been finally resolved or disposed of as of such date, then such claim shall continue to survive and shall remain a basis for indemnification hereunder until such claim is finally resolved or disposed of in accordance with the terms of this Agreement.

Section 8.7

Procedure for Third Party Claims.

(a)

Promptly after receipt by Parent of notice of the assertion of a Third Party Claim against it or any other Parent Indemnified Party for which the Parent Indemnified Parties are entitled to indemnification under Section 8.2, Parent shall give prompt written notice of such Third Party Claim to the Stockholders’ Representative, which notice shall set forth in reasonable detail the subject matter of the Third Party Claim, the amount of the Losses in question (to the extent known or estimable by Parent) and any other material or pertinent facts regarding the Third Party Claim (to the extent known by Parent).  Promptly after receipt by any Company Indemnified Party of notice of the assertion of a Third Party Claim against it for which the Company Indemnified Parties are entitled to indemnification under Section 8.3, such Company Indemnified Party shall be required to give prompt written notice of such Third Party Claim to Parent through the Stockholders’ Representative, which notice shall set forth in reasonable detail the subject matter of the Third Party Claim, the amount of the Losses in question (to the extent known or estimable by such Company Indemnified Party) and any other material or pertinent facts regarding the Third Party Claim (to the extent known by such Company Indemnified Party).  Notwithstanding the foregoing, the failure by Parent or the Stockholders’ Representative to provide such prompt written notice to the other (as applicable) shall not relieve the Company Indemnifying Parties or Parent (as applicable) of its or their indemnification Liability under this ARTICLE VIII, except to the extent that the Company Indemnifying Parties or Parent (as applicable) can demonstrate that the defense of such Third Party Claim has been prejudiced by such failure to give such prompt written notice.

(b)

For purposes of the following procedural provisions of this Section 8.7 and Section 8.8, the terms “Indemnifying Party” or “Indemnified Party” when referring to one or more of the Company Indemnifying Parties or Company Indemnified Parties shall be the Stockholders’ Representative, but the Stockholders’ Representative, acting as the Indemnifying Party for purposes of such procedural provisions, shall not be liable for the payment of any Losses due from the Company Indemnifying Parties.

(c)

If an Indemnified Party gives written notice to the Indemnifying Party pursuant to Section 8.7(a) of the assertion of a Third Party Claim, the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim and, subject to Section 8.7(d), to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party.  After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Indemnifying Party shall not, so long as it reasonably and diligently conducts such defense, be liable to the Indemnified Party under this ARTICLE VIII for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third Party Claim, other than reasonable costs of investigation.  If the Indemnifying Party assumes the defense of a Third Party Claim, no compromise or settlement of such Third Party Claims may be effectuated by the Indemnifying Party without the Indemnified Party’s consent (not to be unreasonably withheld or delayed) unless (A) there is no finding or admission of any violation of applicable Law or of the rights of any Person, (B) an express condition thereof is the release of the Indemnified Party by each Third Party claimant from all Liability with respect to such Third Party Claim, and (C) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party.  If notice is given to an Indemnifying Party of the assertion of any Third Party Claim and the Indemnifying Party does not, within thirty (30) days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Indemnified Party shall be entitled, to the Indemnifying Party’s exclusion and at the Indemnifying Party’s cost, to fully assume the defense of such Third Party Claim, and the Indemnifying Party shall be bound by any determination made in such Third Party Claim or any compromise or settlement effected by the Indemnified Party in respect thereof.

(d)

Notwithstanding the foregoing provisions of this Section 8.7, the Indemnified Party may require that the Indemnifying Party not assume or maintain control of, or actively participate in (in which case, the Indemnifying Party shall not assume, maintain control of or actively participate in) the defense of, any Third Party Claim against the Indemnified Party if (i) the Indemnifying Party is also a Person against whom the Third Party Claim is made and the Indemnified Party determines in good faith that joint representation of the Indemnifying Party and Indemnified Party would be inappropriate, (ii) the Indemnified Party requests, and the Indemnifying Party fails to provide, reasonable assurance to the Indemnified Party of the Indemnifying Party’s financial capacity to defend such Third Party Claim and to provide indemnification with respect thereto, or (iii) the Indemnified Party determines in good faith that there is a reasonable probability that the Third Party Claim may adversely affect it or its Affiliates or Representatives other than as a result of monetary damages for which it or they would be entitled to indemnification under this Agreement.  In any of these events, the Indemnified Party may, by written notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such Third Party Claim, but the Indemnifying Party shall not be bound by any compromise or settlement of such Third Party Claim for the purposes of this Agreement without its prior written consent to such compromise or settlement (not to be unreasonably withheld or delayed).

(e)

With respect to any Third Party Claim subject to indemnification under this ARTICLE VIII, (i) both the Indemnified Party and the Indemnifying Party, as the case may be, shall keep the other Person fully informed of the status of such Third Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties hereto agree to use commercially reasonable efforts to render to each other such assistance as they may reasonably require of each other and to cooperate reasonably and in good faith with each other in order to ensure the proper and adequate defense of any Third Party Claim.

(f)

With respect to any Third Party Claim subject to indemnification under this ARTICLE VIII, each party agrees to use commercially reasonable efforts to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information of the other party and the attorney-client and work-product privileges of the other Party.  In connection therewith, each party agrees that (i) it shall use commercially reasonable efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with applicable Law and rules of procedure), and (ii) all communications between any party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

Section 8.8

Other Claims.  A claim for indemnification under this ARTICLE VIII for any matter not involving a Third Party Claim shall be asserted by written notice to the Indemnifying Party (which, in the case of any such claim by a Parent Indemnified Party, shall be asserted by written notice by Parent to the Stockholders’ Representative), which notice shall set forth in reasonable detail the subject matter of such claim, the amount of Losses with respect to such claim (to the extent known or estimable by the Indemnified Party) and any other material or pertinent facts regarding such claim (to the extent known by the Indemnified Party), and shall be paid promptly by the Indemnifying Party after such notice, together with satisfactory proof of Losses or other documents evidencing the basis of the Losses sought, are received by the Indemnifying Party.

Section 8.9

No Circular Recovery.  No Company Indemnifying Party may make any indemnity claim against Parent (or any other claim against the Surviving Corporation) (i) by reason of the fact that such Company Indemnifying Party was a Stockholder, director, officer, employee, agent or other Representative of the Company or any Subsidiary or was serving as such for another Person at the request of the Company, any Subsidiary or such Person with respect to any indemnity claim brought by a Parent Indemnified Party against the Company Indemnifying Parties pursuant to this ARTICLE VIII, or (ii) in respect of any indemnification or other claim made by the Stockholders’ Representative against any Company Indemnified Party (including under Section 3.10(b)).  With respect to any indemnity claim brought by a Parent Indemnified Party against any Company Indemnifying Party pursuant to this ARTICLE VIII, each Company Indemnifying Party expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against the Surviving Corporation with respect to any amount owed by such Company Indemnifying Party pursuant to this ARTICLE VIII.

Section 8.10

Satisfaction of Claims by Set-Off.

(a)

Parent, for itself or on behalf of any other Parent Indemnified Party, shall set-off any amount to which it or any other Parent Indemnified Party is entitled to receive from the Company Indemnifying Parties pursuant to Section 6.8 or Section 8.2 (A) against any amount otherwise payable by Parent under this Agreement and/or any Bonus Grant Agreement (as applicable) to any Stockholder or Bonus Grantee (including any Earn-Out Payment or Bonus Payment), and not yet paid to the Stockholders and/or the Bonus Grantees, and/or (B) against the applicable portion of the Adjusted Gross Merger Consideration, Bonus Shares and Fuse Shares (as applicable) not yet issued to the Company Indemnifying Parties; provided, however, that with respect to any claim for indemnification by a Parent Indemnified Party under Section 8.2(g), Parent may only set-off the amount of Losses in respect of such claim against the Holdback Shares.  To the extent Parent acts pursuant to its rights under the foregoing provisions of this Section 8.10(a) regarding the setoff of claims against Parent Common Shares (including Bonus Shares, Fuse Shares and Holdback Shares) otherwise issuable under this Agreement, then the affected Company Indemnifying Parties shall, automatically and without any further action required by Parent or any of the Company Indemnifying Parties, be deemed to have forfeited to Parent such number of Parent Common Shares necessary to fully satisfy such set-off amount claimed by Parent.

(b)

To the extent that (i) any indemnification claim by a Parent Indemnified Party pursuant to Section 6.8 or Section 8.2, or the amount of Losses claimed thereunder, is disputed by any Company Indemnifying Party (whether through the Stockholders’ Representative or otherwise), as determined by written notice of any such dispute having been delivered to Parent, or (ii) the amount of Losses under any such indemnification claim cannot be fully and finally quantified as of the date on which Parent intends to exercise its set-off and cancellation rights under Section 8.10(a) with respect thereto, (x) Parent may proceed with such set-off and cancellation as to any Losses under such indemnification claim that are quantified and not disputed by any Company Indemnified Party, and (y) Parent may withhold from one or more of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount, the Tranche Four Payment Amount, the Holdback Shares (to the extent the indemnification claim is made under Section 8.2(g)), and the Earn-Out Payment (including any portion thereof paid as Bonus Payments), pro rata based on the Indemnification Liability Allocation, in each case to the extent not yet paid, Parent’s good faith, reasonable estimate of the amount of Losses in respect of such indemnification claim that are not recovered through the set-off and cancellation contemplated by the foregoing clause (x).  To the extent it is later determined that the amount of such withholding of Parent Common Shares, Earn-Out Payment (including any portion thereof paid as Bonus Payments) under clause (y) exceeded the amount of indemnifiable Losses not already satisfied through the set-off and cancellation contemplated by the foregoing clause (x), Parent shall thereafter promptly distribute such excess Parent Common Shares, and/or Earn-Out Payment (including any portion thereof payable as Bonus Payments) to the Company Indemnifying Parties (pro rata based on the Indemnification Liability Allocation), without interest; provided, however, that in the case of any Holdback Shares, such excess Holdback Shares shall continue to be held by Parent for any remainder of the Holdback Period.

(c)

For the purposes of determining the number of Parent Common Shares to be cancelled by the Company and forfeited by the Company Indemnifying Parties pursuant to Section 8.10(a) and 8.10(b), the Parent Common Shares (including Bonus Shares, Fuse Shares and Holdback Shares) shall be valued at the Indemnification Claim VWAP.

(d)

Except in the case of fraud, willful misrepresentation or willful breach of any covenant or agreement contained herein, the rights of set-off described in Section 8.10(a) and 8.10(b) shall be the sole and exclusive remedy for the Parent Indemnified Parties for claims for Losses under this ARTICLE VIII.

(e)

Within five (5) Business Days following the expiration of the Holdback Period, Parent shall issue and deliver to each applicable Stockholder, each Bonus Grantee and Fuse Holdings, such parties’ applicable share of the Holdback Shares that have not been cancelled by Parent in accordance with its rights under Section 8.10(a) and 8.10(b).

Section 8.11

Exclusive Remedy.  The indemnification rights provided in Section 6.8 and this ARTICLE VIII shall be the sole and exclusive remedy available to the Parent Indemnified Parties and the Company Indemnified Parties for any and all Losses related to a breach of any of the representations, warranties, covenants or agreements contained herein, or any right, claim or action arising from the transactions contemplated hereby; provided, however, that the provisions of this Section 8.11 (i) shall not be the exclusive remedy with respect to claims for fraud or willful misrepresentation or any claims relating to or arising out of a breach of any covenant or obligation set forth in any of Section 6.1, 6.7, 6.9 or 6.13 to the extent that such covenant or obligation contemplates performance after the Closing, and (ii) shall not preclude any party from bringing an action for specific performance, injunctive relief or any other equitable remedy to require any other party to perform its obligations under this Agreement.

ARTICLE IX
TERMINATION OF AGREEMENT

Section 9.1

Termination.  This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time whether before or after the approval and adoption of this Agreement and the transactions contemplated hereby by the Stockholders:

(a)

by the mutual written agreement of Parent, Merger Sub and the Company;

(b)

by Parent, at any time before 5:00 p.m. Pacific Daylight Time on June 30, 2015, by written notice to the Company, if Parent, in its sole discretion, is not satisfied with the results of its due diligence investigation of the Company, each Subsidiary and the Business, including the assets, Liabilities, financial condition and prospects thereof; or

(c)

by Parent or the Company if (i) the Effective Time shall not have occurred by July 31, 2015, unless the reason for such non-occurrence is the failure of the party declaring such termination to abide by its covenants and obligations in this Agreement, including any failure by such party to use commercially reasonable efforts to satisfy any condition of Closing of the other party set forth in Section 7.2 or Section 7.3, (ii) any Governmental Authority of competent authority shall have issued an Order restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable, or (iii) such party is not in material breach of its obligations under this Agreement and there is a breach by the other party of any material representation, warranty, covenant or agreement contained in this Agreement, and such breach has not been cured within thirty (30) days after written notice thereof to the breaching party and would cause a condition set forth in ARTICLE VII to be incapable of being satisfied.

Section 9.2

Effect of Termination.  In the event of the termination of this Agreement pursuant to the provisions of Section 9.1, this Agreement shall become void and have no effect, without any Liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party or any of its Representatives or Affiliates.  Notwithstanding the foregoing, (i) the confidentiality provisions of Section 6.1 and the provisions of Section 3.10(b), Section 6.4, this Section 9.2 and ARTICLE X shall survive such termination indefinitely, and (ii) if the Closing does not occur as a result of any party’s willful breach of any representation, warranty, covenant or obligation hereunder, the termination of this Agreement pursuant to Section 9.1 shall not relieve the breaching party of any Liability to any other party for such willful breach, and any non-breaching party shall be entitled to all remedies against the breaching party for such breach, whether at law or in equity, even if the non-breaching party is the party that terminated this Agreement.

ARTICLE X
GENERAL PROVISIONS

Section 10.1

Notices.  All notices, requests, demands, claims and other communications permitted or required to be given hereunder must be in writing and shall be deemed duly given and received (i) if personally delivered, when so delivered, (ii) if mailed, three (3) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (iii) if sent by electronic facsimile, once transmitted to the fax number specified below and once the appropriate facsimile confirmation is received, (iv) if transmitted by email to the email address specified below and once confirmation of “sent” transmission is received, or (v) if sent through an overnight or same-day commercial delivery service in circumstances to which such service guarantees next day delivery, the Business Day following being so sent:

(a)

if to Parent, Merger Sub or the Surviving Corporation, to:

Snipp Interactive Inc.

6708 Tulip Hill Terrace

Bethesda, Maryland  20816

Attn: Atul Sabharwal, CEO

Email: atul@snipp.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

Suite 1700, Park Place

666 Burrard Street

Vancouver, B.C.

Canada  V6C 2X8

Facsimile:  (604) 681-1825

Email:  nnanji@stikeman.com

and to:

Snell & Wilmer L.L.P.

One Arizona Center

400 East Van Buren

Phoenix, Arizona 85004

Attn:  Garth D. Stevens

Facsimile:  (602) 382-6070

Email:  gstevens@swlaw.com

(b)

if to the Company (before Closing), to:

Hip Digital Media Inc.

883 Santa Cruz Avenue

Menlo Park, California  94025

Attn: Baris Karadogan

Email:  baris@hipdigital.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1 Bush Street, Ste. 1200

San Francisco, California  94104

Attn:  Joshua C. Cook

Facsimile:  (877) 881-5598

Email:  jcook@gunder.com

(c)

if to the Stockholders’ Representative, to:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, Colorado  80202

Attention:  Managing Director

Email: deals@srsacquiom.com

Facsimile:  (303) 623-0294

Telephone: (303) 648-4085

Any party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given or received unless and until it actually is received by the party for which it is intended and the notifying party can provide reasonable evidence of such actual receipt.  Any party hereto may change its address for the receipt of notices, requests, demands, claims and other communications hereunder by giving each other party notice of such change in the manner herein set forth.

Section 10.2

Entire Agreement; Third-Party Beneficiaries.  This Agreement, including the Disclosure Letter and all other Schedules and Exhibits referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, communications, representations and understandings among the parties hereto, written and oral, with respect to the subject matter hereof.  Parent, Merger Sub and the Company hereby agree that their respective representations and warranties set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and except for (i) the rights of the Stockholders hereunder to receive their respective shares of the Preferred Liquidation Proceeds, the Special Voting Stock Liquidation Proceeds, the Common Merger Consideration and the Earn-Out Payments (if any) on or after the Effective Time pursuant to the provisions hereof, and (ii) the rights of the Indemnified Parties hereunder, this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder, including the right to rely upon the accuracy or completeness of the representations and warranties set forth herein.

Section 10.3

Governing Law; Venue; Waiver of Jury Trial.

(a)

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws of any other jurisdiction that might otherwise govern under applicable principles of conflicts of Laws thereof.

(b)

Each party hereby irrevocably and unconditionally (i) agrees that any Proceeding, at Law or in equity, arising out of or relating to this Agreement or any agreement or transaction contemplated hereby shall only be brought in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction, then in the applicable Delaware state court), or if under applicable Law exclusive jurisdiction of such Action is vested in the federal courts, then the U.S. District Court for the District of Delaware, (ii) expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof, and (iii) waives and agrees not to raise (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such Proceeding.  Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts.  Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any Action brought pursuant to this Section 10.3.

(c)

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS .

Section 10.4

Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the Company, in the case of a proposed assignment by Parent or Merger Sub, or the prior written consent Parent, in the case of a proposed assignment by the Company or the Stockholders’ Representative.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.5

Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 10.6

Interpretation; Construction.

(a)

The parties have participated jointly in negotiation and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(b)

When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.  All references to “dollars” or “$” means U.S. dollars.

Section 10.7

Amendment.  Subject to applicable legal requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors of Merger Sub and the Company, at any time before or after obtaining the Required Stockholder Approval; provided, that after obtaining the Required Stockholder Approval, no amendment shall be made which requires further approval by the stockholders of the Company without such further stockholder approval.  This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

Section 10.8

Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies by any other party in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance by any other party with any of the other provisions of this Agreement.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.  No waiver of any provision of this Agreement shall be deemed to constitute a waiver of any other provision hereof (whether or not similar) or shall constitute a continuing waiver unless otherwise expressly provided in such waiver.

Section 10.9

Remedies.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity.  The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 10.10

Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent, Merger Sub and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, without bond or other security being required and without any obligation to prove actual damage or harm caused by any such breach, this being in addition to any other remedy to which they are entitled at Law or in equity.  The equitable remedies described in this  shall be in addition to, and not in lieu of, any other remedies at Law or in equity that the parties to this Agreement are permitted to and elect to pursue.

Section 10.11

Execution of Agreement; Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original copy and all of which, when taken together, shall be deemed to constitute one and the same instrument.  The exchange of copies of this Agreement and of signature pages by facsimile transmission (including portable document format (pdf) delivery) shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

Section 10.12

Conflict Waiver.  Notwithstanding that the Company has been represented by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (the “Firm”) in the preparation, negotiation and execution of this Agreement, the Company agrees that after the Closing the Firm may represent the Stockholders’ Representative, the Stockholders and/or their Affiliates in matters related hereto, including without limitation in respect of any indemnification claims pursuant hereto. The Company hereby acknowledges, on behalf of itself and its Affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives any conflict arising out of such future representation.

Remainder of Page Left Blank

Signature Page Follows

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Stockholders’ Representative have signed or caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

PARENT:

SNIPP INTERACTIVE INC.

By:_/s/ Atul Sabharwal_________________

Atul Sabharwal

Chief Executive Officer

MERGER SUB:

HIP ACQUISITION, INC.

By:_/s/ Atul Sabharwal_________________

Atul Sabharwal
President

COMPANY:

HIP DIGITAL MEDIA INC.

By:_/s/ Baris Karadogan________________

Baris Karadogan
CEO

STOCKHOLDERS’

REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE

SERVICES LLC,

solely in its capacity as the Stockholders’ Representative

By:_/s/ Sam Riffe_____________________
Name:  Sam Riffe
Title:  Executive Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

Form of Certificate of Merger

See Attached

CERTIFICATE OF MERGER
OF
HIP ACQUISITION, INC.
WITH AND INTO
HIP DIGITAL MEDIA INC.

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (the "DGCL"), Hip Digital Media Inc., a Delaware corporation (the "Company"), in connection with the merger of Hip Acquisition, Inc., a Delaware corporation ("HIP"), with and into the Company (the "Merger"), hereby certifies as follows:

FIRST: The names and states of incorporation of the constituent corporations to the Merger are:

Name

State of Incorporation

Hip Digital Media Inc.

Delaware

Hip Acquisition, Inc.

Delaware

SECOND: An Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 31, 2015, entered into by and among Snipp Interactive Inc., HIP, the Company, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stockholders' Representative. under the Merger Agreement, setting forth the terms and conditions of the Merger, has been approved, adopted, executed and acknowledged by each of the Company and HIP in accordance with Section 251 of the DGCL.

THIRD: The name of the surviving corporation is Hip Digital Media Inc. (the "Surviving Corporation").

FOURTH: The Certificate of Incorporation of the Company as in effect immediately prior to the Merger shall be amended and restated to read as set forth on Exhibit A attached hereto, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation.

FIFTH: The Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: An executed copy of the Merger Agreement is on file at the office of the Surviving Corporation located at 883 Santa Cruz Avenue, Menlo Park, CA 94025. A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Company or HIP.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, this Certificate of Merger has been executed on this __________ day of __________, 2015.

HIP DIGITAL MEDIA INC., a Delaware corporation

By:

Name:

Title:

SIGNATURE PAGE TO CERTIFICATE OF MERGER

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HIP DIGITAL MEDIA INC.

ARTICLE ONE

The name of the corporation is Hip Digital Media Inc.

ARTICLE TWO

The address of the corporation's registered office in the State of Delaware is 1675 S. State Street, Suite B, Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE THREE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

The total number of shares of stock which the corporation shall have authority to issue is one thousand (1,000). All such shares are to be Common Stock, par value of $0.001 per share and are to be of one class.

ARTICLE FIVE

Election of members to the Board of Directors need not be by written ballot unless and except to the extent that the Bylaws of the corporation shall so require.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the Bylaws of the corporation, subject to the power of the stockholders of the corporation to adopt, alter or repeal any Bylaw of the corporation, whether adopted by them or otherwise, to the extent required by the General Corporation Law of the State of Delaware.

ARTICLE SEVEN

To the fullest extent permitted by the General Corporation Law of the State of Delaware, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the corporation; provided, that the foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the liability of directors, the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended. Any amendment, modification or repeal of any provision in this Certificate of Incorporation or the Bylaws shall not adversely affect any right or protection of a director or former director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

The provisions of this Article Nine shall not be deemed to limit or preclude indemnification of a director by the corporation for any liability of a director which has not been eliminated by the provisions of this Article Nine.

ARTICLE EIGHT

The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.

EXHIBIT B

Form of Letter of Transmittal

See Attached

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONNECTION WITH THE MERGER OF HIP ACQUISITION INC. WITH AND INTO HIP DIGITAL MEDIA INC. PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF MAY 31, 2015 BY AND AMONG SNIPP INTERACTIVE INC., HIP ACQUISITION, INC., HIP DIGITAL MEDIA INC. AND SHAREHOLDER REPRESENTATIVE SERVICES LLC AS STOCKHOLDERS’ REPRESENTATIVE.

Hip Digital Media Inc.

LETTER OF TRANSMITTAL

To Accompany Certificate(s) Representing Shares of

Series AA Preferred Stock, Series BB Preferred Stock, Series CC

Preferred Stock, Series DD Preferred Stock, Special Voting Stock,

and Common Stock of Hip Digital Media Inc.

This Letter of Transmittal (this “Letter of Transmittal”) is for use by holders of record (“Stockholders”) of shares of Series AA Preferred Stock, Series BB Preferred Stock, Series CC Preferred Stock, Series DD Preferred Stock, Special Voting Stock, and/or Common Stock (any of which, “Company Shares”), of Hip Digital Media Inc., a Delaware corporation (the “Company”), in connection with the merger of Hip Acquisition, Inc., a Delaware corporation (“Merger Sub”), with and into the Company pursuant to an Agreement and Plan of Merger dated as of May 31, 2015 (the “Merger Agreement”) by and among Snipp Interactive Inc. (“Parent”), Merger Sub, the Company and Shareholder Representative Services LLC as the designated Stockholders’ Representative (the “Stockholders’ Representative”).

Initially capitalized terms used but not defined in this Letter of Transmittal have the respective meanings given to them in the Merger Agreement, a copy of which is included with this Letter of Transmittal as Annex A.

This Letter of Transmittal references certain provisions of the Merger Agreement, but such references do not constitute a full statement or description of such provisions.  Stockholders are strongly encouraged to read the Merger Agreement in its entirety.  To the extent any conflict or ambiguity exists between the provisions of the Merger Agreement and this Letter of Transmittal, the provisions of the Merger Agreement shall govern.

BY COMPLETING, SIGNING AND DELIVERING THIS LETTER OF TRANSMITTAL, YOU WILL HAVE SURRENDERED ALL OF THE STOCK CERTIFICATES IDENTIFIED ON PAGE 2 OF THIS LETTER OF TRANSMITTAL REPRESENTING COMPANY SHARES.  PLEASE CAREFULLY READ THE INSTRUCTIONS ATTACHED AS APPENDIX A HERETO BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.  DELIVERY OF THIS LETTER OF TRANSMITTAL OTHER THAN IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY.  YOU MUST PROPERLY COMPLETE AND SIGN THIS LETTER OF TRANSMITTAL WHERE INDICATED BELOW AND DELIVER IT IN THE MANNER SPECIFIED IN THE INSTRUCTIONS IN APPENDIX A.

Surrender of Certificates; Payment of Portion of Merger Consideration at Closing

The undersigned Stockholder (the “Undersigned”) hereby surrenders to Parent each stock certificate (each, a “Certificate”) identified in the following table which, immediately prior to the effective time of the Merger under the Merger Agreement (the “Effective Time”), represents the class, series and number of Company Shares identified in such table, to be exchanged for (i) the portion of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount and the Tranche Four Payment Amount payable to the Undersigned in respect of such Company Shares, (ii) the Undersigned’s share of any Earn-Out Payment, in each case pursuant to the provisions and at the times specified in the Merger Agreement, (iii) the Undersigned’s share of any Merger Consideration Adjustment payable pursuant to Section 3.9(a)(i) of the Merger Agreement, and (iv) the Undersigned’s portion of any Holdback Shares issued in accordance with Section 8.10(b) of the Merger Agreement (collectively, the “Consideration”).  The Undersigned acknowledges that, following the Effective Time, each outstanding Certificate that formerly represented Company Shares owned of record by the Undersigned, whether surrendered with this Letter of Transmittal or identified below as Missing Certificates, shall be deemed for all corporate and other purposes to evidence only the right to receive the applicable portion of the Consideration in accordance with the terms of the Merger Agreement and this Letter of Transmittal.  The Undersigned further acknowledges that, pursuant to the Merger Agreement, the aggregate amount of Consideration is dependent on the financial performance of the Surviving Corporation and its Subsidiaries from the conduct of the Business following the Closing, and is tendering its Company Shares hereby understanding that the actual amount of the Consideration that the Undersigned will ultimately receive in exchange for the Undersigned’s Company Shares, if any, cannot be definitively determined at the time the Undersigned is submitting this Letter of Transmittal.

Name(s) of Registered Owner(s) (Please fill in exactly as name(s) appear(s) on certificate(s))	Stock Certificate Number	Class or Series of Shares*	No. of Shares Represented by Certificate

TOTAL

* Note whether Series AA Preferred Stock, Series BB Preferred Stock, Series CC Preferred Stock, Series DD Preferred Stock, Special Voting Stock, and/or Common Stock.

If applicable, check box and complete the following table:

☐

Some or all of the Undersigned’s Certificates representing the following Company Shares have been lost, stolen, mutilated or destroyed.  Such Certificates (the “Missing Certificates”) are as follows:

Stock Certificate Number (If known)	Class or Series of Shares*	No. of Shares Represented by Certificate

* Note whether Series AA Preferred Stock, Series BB Preferred Stock, Series CC Preferred Stock, Series DD Preferred Stock, Special Voting Stock, and/or Common Stock.

Direction as to Payment/Delivery of Merger Consideration

The Undersigned hereby directs Parent to deliver the Consideration to which the Undersigned is entitled in accordance with the delivery and payment instructions set forth on the signature page to this Letter of Transmittal.  The Undersigned acknowledges that it is the Undersigned’s responsibility to notify Parent in writing in the event of any changes to the delivery and payment instructions set forth on the signature page to this Letter of Transmittal, and that Parent shall have no liability for delivery of the Consideration in accordance with the delivery and payment instructions set forth on the signature page to this Letter of Transmittal unless Parent actually received notice from the Undersigned of updated delivery and payment instructions at least ten (10) Business Days prior to the date upon which Parent made delivery of the applicable portion of the Consideration.

Confirmation of Appointment of Stockholders’ Representative

The undersigned hereby confirms the appointment of Shareholder Representative Services LLC as the Stockholders’ Representative to act as the authorized representative of the Undersigned with respect to all matters requiring any action or decision by or on behalf of the Stockholders under the Merger Agreement.  The Undersigned hereby confirms the Stockholders’ Representative as agent and attorney-in-fact for and on behalf of the Undersigned  for all purposes in connection with the Merger Agreement, including to (i) execute and deliver all documents necessary or desirable to carry out the intent of the Merger Agreement and any other documents, instruments and/or agreements contemplated thereby, (ii) make any claim (including any indemnity claim) against Parent, Merger Sub or the Surviving Corporation on behalf of the Undersigned, (iii) act as the Undersigned’s agent for the receipt of any notice of claim (including any indemnity claim) by Parent, Merger Sub or the Surviving Corporation or any other Parent Indemnified Party against the Undersigned, (iv) give and receive on behalf of the Undersigned any and all other notices from or to any other Stockholder under the Merger Agreement, and (v) request, demand or initiate any Proceeding or other dispute resolution measure with respect to any claim or dispute arising in connection with the Merger Agreement, negotiate and enter into settlements and compromises with respect to any such claim or dispute, and to take all other actions that are either necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or permitted by the terms of the Merger Agreement.

The Undersigned confirms the Undersigned’s agreement that the Stockholders’ Representative shall not be liable for any act done or omitted hereunder as Stockholders’ Representative except in the case of gross negligence, bad faith or willful misconduct by the Stockholders’ Representative.  The Undersigned agrees that the Stockholders’ Representative may engage attorneys, accountants and other professionals and experts, the costs of which shall be shared pro rata by the Stockholders.  The Undersigned further agrees that the Stockholders’ Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Stockholders’ Representative based on such reliance shall be deemed conclusively to have been taken in good faith and in the exercise of reasonable judgment.  The Undersigned acknowledges and agrees to the exculpation and indemnification provisions in favor of the Stockholders’ Representative set forth in the Merger Agreement.  The Undersigned agrees that a decision, act, consent or instruction of the Stockholders’ Representative, including an amendment, extension or waiver of the Merger Agreement pursuant to Section 10.7 or Section 10.8 thereof, shall constitute a decision of the Stockholders (including the Undersigned) and shall be final, binding and conclusive upon the Stockholders (including the Undersigned).

Declarations, Representations, Warranties and Covenants of the Undersigned

As a condition of the Undersigned receiving any of the Consideration:

1.

The Undersigned declares, represents and warrants that he, she or it: (i) has carefully reviewed this Letter of Transmittal and understands its provisions; (ii) has received and reviewed a copy of the Merger Agreement; (iii) has reviewed a copy of Parent’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which is included with this Letter of Transmittal as Annex B; (iv) has been given adequate opportunity to consult with the Undersigned’s independent legal, financial, tax and/or other advisors in connection with the Merger and regarding the provisions of the Merger Agreement and this Letter of Transmittal; (v) has had adequate opportunity to ask questions of the officers and directors of the Company and Parent regarding the Merger Agreement and the transactions contemplated thereby; (vi) has had access to Parent’s public filings with Applicable Canadian Securities Authorities (including access through the Internet website www.sedar.com); (vii) understands the terms and conditions of the Merger Agreement, including (without limitation) the indemnification provisions of Section 6.8 and Article VIII thereof; and (viii) understands that the Undersigned’s signature on this Letter of Transmittal constitutes the Undersigned’s express acknowledgement and agreement that he, she or it, by virtue of being a Stockholder, is a Company Indemnifying Party for purposes of Section 6.8 and Article VIII of the Merger Agreement and, accordingly, agrees to comply with and be bound, solely in his, her or its capacity as a Company Indemnifying Party, by Section 6.8 and Article VIII of the Merger Agreement (and any related provision of the Merger Agreement) as it relates to Company Indemnifying Parties.

2.

The Undersigned represents and warrants to Parent and Merger Sub as follows:

(a)

The Undersigned is the record and legal owner of the Company Shares listed in this Letter of Transmittal, free and clear of all liens, claims, charges, adverse interests, security interests and other encumbrances, and has full right, power and authority to surrender them (including the Certificates representing them) in accordance with this Letter of Transmittal.  The Undersigned has not sold, assigned or transferred any of such Company Shares, or any right therein, or granted to any person or entity the right to acquire any such Company Shares.  Except for any shares of Series AA Preferred Stock, Series BB Preferred Stock, Series CC Preferred Stock, Series DD Preferred Stock, Special Voting Stock, and/or Common Stock owned or co-owned by the Undersigned and being tendered to Parent under a separate Letter of Transmittal, the Company Shares listed in this Letter of Transmittal constitute all of the shares of Series AA Preferred Stock, Series BB Preferred Stock, Series CC Preferred Stock, Series DD Preferred Stock, Special Voting Stock, and/or Common Stock owned or held of record by the Undersigned.  Except for any Company Options or Company Warrants held by the Undersigned, all of which shall be dealt with in accordance with the Merger Agreement, the Undersigned does not have any right, accrued or contingent, to purchase or otherwise acquire any shares of capital stock of the Company or the Surviving Corporation.

(b)

The Undersigned has full power and authority to execute and deliver this Letter of Transmittal and to perform his, her or its obligations hereunder.  If the Undersigned is a legal entity or trust, the execution, delivery and performance of this Letter of Transmittal by the Undersigned has been duly authorized by all necessary action of the Undersigned (including, without limitation, approval by its board of directors or equivalent governing body and, if necessary, stockholders, members, partners or other equity owners).  If the Undersigned is an individual, the Undersigned has all legal capacity and authority to execute and delivery this Letter of Transmittal and to act in accordance with its provisions.  This Letter of Transmittal constitutes a valid and binding obligation of the Undersigned, enforceable against the Undersigned in accordance with its terms.

(c)

Neither the execution and delivery of this Letter of Transmittal by the Undersigned nor the consummation of any or all of the transactions contemplated hereby shall (i) if the Undersigned is a legal entity or trust, violate any provision of the articles of incorporation or bylaws (or any other equivalent governing instrument) or trust instrument of the Undersigned, or (ii) violate, be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any contract, agreement or binding commitment to which the Undersigned is a party, or (iii) violate any statute, regulation, judgment, decree, order or other legal requirement applicable to the Undersigned.

(d)

The Undersigned has such knowledge and experience in financial or business matters either alone or together with a qualified representative that he, she, or it is capable of evaluating the merits and risks of accepting and owning the Parent Common Shares to be issued to the Undersigned pursuant to the Merger Agreement.

(e)

The Parent Common Shares to be issued to the Undersigned pursuant to the Merger Agreement will be acquired by the Undersigned for investment for the Undersigned’s own account or the account of the party specified in the special issuance instructions and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of U.S. securities laws,.  Neither the Undersigned nor any party specified in the special issuance instructions is a party to any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations in the Parent Common Shares to be received by the Undersigned in accordance with the Merger Agreement.  To the extent that the Undersigned decides to transfer any part of the Parent Common Shares to be received by the Undersigned in accordance with the Merger Agreement, the Undersigned will do so only in accordance with applicable legal requirements and only (i) to Parent, (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act of 1933, as amended (the “1933 Act”), (iii) within the United States in accordance with Rule 144 or Rule 144A under the 1933 Act, if available, and in compliance with applicable state securities laws, or (iv) in another transaction that does not require registration under the 1933 Act or any applicable state securities laws, provided that in the case of transfers pursuant to clause (iii) or (iv) above, a legal opinion satisfactory to Parent must first be provided.

(f)

The Undersigned understands that the Parent Common Shares to be received by the Undersigned in accordance with the Merger Agreement are characterized as “restricted securities” under U.S. federal securities laws inasmuch as they are being acquired from Parent in a transaction not involving a public offering, and that under such laws and applicable regulations such securities may be resold in the United States without registration under the 1933 Act, only in certain limited circumstances.  In this connection, the Undersigned is familiar with, or has obtained independent professional advice regarding, Rule 144 promulgated by the Securities and Exchange Commission under the 1933 Act, as presently in effect, and understands the resale limitations imposed thereby and by the 1933 Act.

(i)

The Undersigned is a “U.S. Person”, as that term is defined in the United States Internal Revenue Code, or, if the Undersigned is not a U.S. Person, the Undersigned is a citizen and resident of such country as is specified on the Signature Page of this Letter of Transmittal.

(j)

If the Undersigned is a “U.S. Person”, as that term is defined in the United States Internal Revenue Code, the Undersigned either has a preexisting personal or business relationship with Parent or any of its partners, officers, directors or controlling persons, or by reason of the Undersigned’s business or financial experience or the business or financial experience of the Undersigned’s professional advisors who are unaffiliated with and who are not compensated by Parent or any affiliate or selling agent of Parent, directly or indirectly, could be reasonably assumed to have the capacity to protect the Undersigned’s own interests in connection with tendering this Letter of Transmittal and receiving Parent Common Shares.

(k)

Initial at least one of the following items 1 through 11 of this paragraph (k) only if applicable to you.  The undersigned is an “accredited investor” for purposes Rule 501 of Regulation D promulgated under the 1933 Act because:

1.  _______

The Undersigned is a natural person who has had individual income (exclusive of any income attributable to the Undersigned’s spouse) in excess of $200,000 in each of the two most recent years, or joint income with the Undersigned’s spouse in excess of $300,000 in each of those years, and the Undersigned reasonably expects to have an individual income in excess of $200,000, or joint income with the Undersigned’s spouse in excess of $300,000 for the current year.

2.  _______

The Undersigned is a natural person who has an individual net worth, or a joint net worth with the Undersigned’s spouse, in excess of $1,000,000.  For purposes of this paragraph, “net worth” means the excess of total assets at fair market value (including personal and real property, but excluding the value of a person’s primary home) over total liabilities (excluding any mortgage on the primary home in an amount of up to the home’s fair market value, but including any mortgage amount in excess of the home’s fair market value).

3.  _______

The Undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

4.  _______

The Undersigned is an investment company registered under the Investment Company Act of 1940.

5.  _______

The Undersigned is (i) a corporation, or (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, or (iii) a Massachusetts or similar business trust, or (iv) a partnership, in any such case with total assets in excess of $5,000,000 and not formed for the specific purpose of acquiring the Parent Common Shares to be received by the Undersigned in connection with the Merger.

6.  _______

The Undersigned is a trust, with total assets in excess of $5,000,000, not formed for the purpose of acquiring the Parent Common Shares to be received by the Undersigned in connection with the Merger, which acquisition is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the Parent Common Shares.

7.  _______

The Undersigned is a legal entity and all equity owners of the Undersigned are “accredited investors”, as defined under Rule 501 of Regulation D promulgated under the 1933 Act.

8.  _______

The Undersigned is a plan established and maintained by a U.S. state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000.

9.  _______

The Undersigned is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment advisor.

10.  _______

The Undersigned is an employee benefit plan within the meaning of ERISA and has total assets in excess of $5,000,000.

11.  _______

The Undersigned is an employee benefit plan within the meaning of ERISA that is a self-directed plan whose investment decisions are made solely by persons that are “accredited investors”, as defined under Rule 501 of Regulation D promulgated under the 1933 Act.

(l)

If none of items 1 through 11 of paragraph (k) above is applicable to you, then initial here to confirm this:

__________.

3.

The Undersigned covenants and agrees as follows:

(a)

In case any further action is necessary or desirable to carry out the purposes of this Letter of Transmittal, the Undersigned shall take such further action (including the execution and delivery of such further instruments and documents) as the Company, Parent, Merger Sub or the Surviving Corporation may reasonably request.

(b)

The surrender of the Undersigned’s Certificates in accordance with the Merger Agreement and this Letter of Transmittal is irrevocable.  All Certificates identified on page 3 of this Letter of Transmittal as Missing Certificates shall also be deemed irrevocably surrendered by the Undersigned pursuant to this Letter of Transmittal.  All authority conferred or agreed to be conferred in this Letter of Transmittal and all of the Undersigned’s representations, warranties, declarations, covenants, agreements and obligations hereunder shall survive the consummation of the Merger and shall be binding upon the Undersigned’s successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and (if applicable) shall survive, the Undersigned’s death or incapacity.

(c)

To the extent the Undersigned has on page 3 of this Letter of Transmittal identified any Certificate as a Missing Certificate, then by executing this Letter of Transmittal, the Undersigned hereby represents, warrants and attests that such statement is true, and the Undersigned covenants and agrees that, if he, she or it should come into possession of such Missing Certificate, the Undersigned shall promptly deliver such Missing Certificate to Parent at the address noted in the Instructions to this Letter of Transmittal (Appendix A).  The Undersigned further covenants and agrees that he, she or it shall indemnify and hold harmless Parent and its Affiliates (including, following the Closing, the Surviving Corporation) and all officers, directors, employees, agents, and representatives of Parent and its Affiliates, and all heirs, executors, personal representatives, successors and assigns of the foregoing, from and against any and all claims, demands, actions, suits, losses, damages, interest, expenses and other liabilities of any nature, which any of such persons or entities may suffer or incur or for which any of such persons or entities may become liable in consequence of (i) such Missing Certificate, or (ii) the Undersigned (or any nominee thereof designated in this Letter of Transmittal) having been issued the Undersigned’s applicable portion of the Consideration without Parent’s receipt of such Missing Certificate and in reliance on the Undersigned’s foregoing representation, warranty and attestation.

(d)

The applicable portion of the Consideration payable to the Undersigned in accordance with the Merger Agreement and the other express rights of the Undersigned as a “Stockholder” under the Merger Agreement constitute the entire consideration due to the Undersigned for the Undersigned’s tender of his, her or its Company Shares pursuant to this Letter of Transmittal, and the Undersigned hereby irrevocably waives and disclaims any right or claim against the Company, the Surviving Corporation and/or Parent as to any other consideration or other rights in respect of such Company Shares.

(e)

The Undersigned understands that Parent or the Surviving Corporation may be required to disclose to stock exchanges, Parent’s registrar and transfer agent, or other applicable governmental authorities (including, without limitation, securities regulatory authorities and taxing authorities) certain personal information with respect to the Undersigned as it relates to the Undersigned’s ownership of his, her or its Company Shares or of the applicable portion of the Consideration delivered to the Undersigned in connection with the Merger, and the Undersigned hereby consents to such disclosure.

(f)

All questions as to the form of documents (including, without limitation, this Letter of Transmittal and any Certificates tendered herewith) and the validity, form, eligibility and time of receipt of any Certificates surrendered hereby shall be determined by Parent in its good faith, reasonable discretion and such determination shall be final and binding upon the Undersigned.

(g)

This Letter of Transmittal and the agreements and provisions contained herein shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Any legal proceeding, at law or in equity, involving the Undersigned and any of Parent, Merger Sub or the Surviving Corporation arising out of or relating to the Merger or this Letter of Transmittal may only be brought in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction, then in the applicable Delaware state court), or if under applicable law exclusive jurisdiction of such legal proceeding is vested in the federal courts, then the United States District Court for the District of Delaware, and the Undersigned hereby submits to the personal jurisdiction and venue of such courts for the purposes thereof.  In the event of any conflict or inconsistency between the terms of the Merger Agreement and the terms of this Letter of Transmittal, the terms of the Merger Agreement shall govern and prevail to the extent of such conflict or inconsistency.

4.

As a condition to the receipt of any portion of the Consideration, the Undersigned agrees that:

(a)

during the period of time beginning on the date the Undersigned is issued Parent Common Shares in respect of the Tranche One Payment Amount (“Tranche One Payment Shares”) and continuing to and including the date that is four (4) months after the date of issuance of such Parent Common Shares, the Undersigned will not offer, sell, contract to sell, hypothecate, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of or grant any rights with respect to any Tranche One Payment Shares without the prior express written consent of Parent;

(b)

during the period of time beginning on the date the Undersigned is issued Parent Common Shares in respect of the Tranche Two Payment Amount (“Tranche Two Payment Shares”) and continuing to and including the date that is six (6) months after the date of issuance of such Parent Common Shares, the Undersigned will not offer, sell, contract to sell, hypothecate, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of or grant any rights with respect to any Tranche Two Payment Shares without the prior express written consent of Parent;

(c)

during the period of time beginning on the date the Undersigned is issued Parent Common Shares in respect of the Tranche Three Payment Amount (“Tranche Three Payment Shares”) and continuing to and including the date that is six (6) months after the date of issuance of such Parent Common Shares, the Undersigned will not offer, sell, contract to sell, hypothecate, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of or grant any rights with respect to any Tranche Three Payment Shares without the prior express written consent of Parent; and

(d)

during the period of time beginning on the date the Undersigned is issued Parent Common Shares in respect of the Tranche Four Payment Amount (“Tranche Four Payment Shares”) and continuing to and including the date that is six (6) months after the date of issuance of such Parent Common Shares, the Undersigned will not offer, sell, contract to sell, hypothecate, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of or grant any rights with respect to any Tranche Four Payment Shares without the prior express written consent of Parent.

5.

The Undersigned understands and agrees that each Certificate evidencing the Parent Common Shares to be received by the Undersigned in accordance with the Merger Agreement shall bear the following restrictive legends or legends of equivalent substance and effect:

(a)

All Certificates:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR UNDER ANY U.S. STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF SNIPP INTERACTIVE INC. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO SNIPP INTERACTIVE INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE 1933 ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 OR RULE 144A UNDER THE 1933 ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE U.S. STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO SNIPP INTERACTIVE INC. MUST FIRST BE PROVIDED.”

(b)

Certificates Representing Tranche One Payment Shares:

“IN ADDITION TO ANY APPLICABLE STATUTORY RESTRICTIONS, THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, LOANED OR OTHERWISE DISPOSED OF PRIOR TO THE DATE WHICH IS FOUR (4) MONTHS FROM THE DATE SPECIFIED ON THE FRONT OF THIS CERTIFICATE.”

(c)

Certificates Representing Tranche Two Payment Shares, Tranche Three Payment Shares and Tranche Four Payment Shares:

“IN ADDITION TO ANY APPLICABLE STATUTORY RESTRICTIONS, THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, LOANED OR OTHERWISE DISPOSED OF PRIOR TO THE DATE WHICH IS SIX (6) MONTHS FROM THE DATE SPECIFIED ON THE FRONT OF THIS CERTIFICATE.”

6.

The Undersigned understands that the instructions to this Letter of Transmittal as set forth in Appendix A attached hereto constitute a part of this Letter of Transmittal and are incorporated by reference as if fully set forth herein.  The Undersigned further understands and acknowledges that Parent is relying upon the truth and accuracy of each of the foregoing declarations, representations and warranties of the Undersigned in this Letter of Transmittal in issuing the Parent Common Shares to the Undersigned for purposes of establishing compliance with applicable U.S. federal and state and Canadian provincial securities laws and for purposes of complying with Parent’s obligations under the Merger Agreement.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230,  STOCKHOLDERS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY STOCKHOLDERS FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON STOCKHOLDERS UNDER APPLICABLE LAWS; (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY PARENT OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C)  STOCKHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

[Signature Page Follows]

HIP DIGITAL MEDIA INC.

SIGNATURE PAGE TO LETTER OF TRANSMITTAL

This Signature Page must be signed by the Undersigned exactly as the Undersigned’s name(s) appear(s) on the Certificate(s) representing the Company Shares covered by this Letter of Transmittal or by valid transferee(s) of the original registered holder(s) of such Certificate(s) authorized to become new registered holder(s) thereof, as any such transfer is evidenced by the proper endorsement of such Certificate(s) by the original registered holder(s) thereof or by attached executed documents of transfer.

If any signature below is by a trustee, executor, administrator, legal guardian, attorney-in-fact, agent or officer of legal entity acting in a fiduciary or representative capacity, please provide the information described in Item 2 of the attached Instructions to Letter of Transmittal (Appendix A).

Dated:____________________________

Name(s) of Stockholder(s):

_________________________________________________

_________________________________________________

(Print legibly; indicate joint ownership if applicable)

Signature(s):

_________________________________________________

_________________________________________________

(All stockholders must sign if Company Shares are jointly owned)

Name & Title of Each

_________________________________________________

Signatory

_________________________________________________

(If Stockholder is a legal entity or trust)

Taxpayer ID Number:

_________________________________________________

(SSN, SIN, EIN or other Taxpayer ID Number)

If You Are Not a U.S. Person, State Your Citizenship and Country of Residence: ________

Address of Stockholder(s):

____________________________________________________

____________________________________________________

____________________________________________________

Telephone: ___________________________________________

Fax: ________________________________________________

Email: ______________________________________________

Appendix A

INSTRUCTIONS TO LETTER OF TRANSMITTAL

In order to receive your applicable share of the Consideration, you must properly complete, execute and return this Letter of Transmittal to Parent and comply with the other instructions set forth below.  Until you fully comply with these instructions, the Certificates (including any Missing Certificates) representing your Company Shares shall only represent the right to receive your applicable share of the Consideration.  An incomplete or improperly completed Letter of Transmittal may be returned to you for completion or correction and then resubmission to Parent.

1.

Surrender of Certificates; Matching Registration

This Letter of Transmittal may be used to submit more than one Certificate only if all of the Certificates are registered in the name of the person(s) executing this Letter of Transmittal.  Otherwise, it shall be necessary to complete, sign and submit as many Letters of Transmittal as there are different registrations of Certificates.

For the Undersigned to receive his, her or its applicable share of the Preferred Liquidation Proceeds and Common Merger Consideration, the Undersigned must deliver this Letter of Transmittal and applicable Certificates to Parent at the following address:

Stikeman Elliott LLP

1700-666 Burrard Street

Vancouver, BC  V6C 2X8

Attention: Robert Kiesman

Phone: (604) 631-1474

Parent recommends that the Undersigned deliver this Letter of Transmittal and applicable Certificates by commercial courier service to best ensure safe and timely delivery.  The Undersigned may submit an executed copy of this Letter of Transmittal to Parent by electronic facsimile or email. However, this Letter of Transmittal shall not be deemed delivered to Parent until the originally executed Letter of Transmittal and related Certificates have been delivered to the address noted above.

2.

Signatures; Evidence of Authority

This Letter of Transmittal must be signed by the registered holder(s) of the Certificate(s) submitted herewith.  The signatures must correspond with the name(s) as set forth on the face of the Certificate(s), without alteration, enlargement or any change whatsoever.  If the Certificate(s) submitted are held of record by two or more joint owners, all such holders must sign this Letter of Transmittal.  If this Letter of Transmittal or any Certificate(s) is signed by any trustee, executor, administrator, legal guardian, attorney-in-fact, agent or officer of legal entity acting in a fiduciary or representative capacity, such persons must so indicate on the Signature Page of this Letter of Transmittal and submit with this Letter of Transmittal written evidence satisfactory to Parent of such person’s authority to act in such capacity.

3.

No Modified or Conditional Tender Accepted

This Letter of Transmittal will only be accepted by Parent if it is completed, signed and delivered in accordance with its instructions.  ANY STRIKE-THROUGH OR OTHER DELETION OF PROVISIONS, INSERTION OF TERMS OR CONDITIONS OR OTHER MODIFICATIONS TO THIS LETTER OF TRANSMITTAL BY THE UNDERSIGNED WILL NOT BE ACCEPTED BY PARENT AND SHALL RENDER THE UNDERSIGNED’S SUBMISSION OF THIS LETTER OF TRANSMITTAL INVALID.

4.

Validity of Surrender; Irregularities

All questions as to the validity, form and eligibility of a surrender of any Certificate hereunder shall be determined solely by Parent and such determination shall be final and binding.  Parent reserves the right to waive any irregularity or defect in the surrender of any Certificate, and its interpretation of the terms and conditions of the Merger Agreement and this Letter of Transmittal with respect to any such irregularity or defect shall be final and binding.  A surrender shall not be deemed to have been made until all irregularities and/or defects have been cured or waived by Parent.

5.

Payment of Merger Consideration; Notices

Subject to the satisfaction of all closing conditions for the Merger (including, without limitation, the receipt of the Required Stockholder Approvals) and the consummation of the Merger, upon Parent’s receipt of your properly completed and executed copy of this Letter of Transmittal and the other documents described herein, including all applicable Certificate(s), in accordance with the above instructions, Parent shall deliver your applicable share of the Consideration at the times and in the amounts as provided for in the Merger Agreement.

Parent shall mail (or cause its agents to mail) any correspondence relating to the Merger to the address provided by you on the Signature Page of this Letter of Transmittal.  You may change the delivery instructions for future correspondence by delivering written notice thereof to Parent at the address of Parent specified above.

6.

No Interest

Under no circumstances will interest or any other amount be payable by Parent or the Surviving Corporation on the applicable portion of the Consideration due to you by reason of any delay in effectuating such delivery.

7.

Important Tax Information for U.S. Resident Stockholders

Under United States federal income tax law, a United States Stockholder whose Certificates are surrendered for payment is required to provide such Stockholder’s correct Taxpayer Identification Number (“TIN”) on Form W-9, a copy of which is provided with this Letter of Transmittal.  If the Stockholder is an individual, the TIN is his or her social security number.  If the Stockholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, the Stockholder should write “Applied For” in the space provided for the TIN on Form W-9.

A United States Stockholder will be subject to U.S. backup withholding on payments in connection with the surrender of his, her or its Certificates (including the deemed surrender of any Missing Certificates) if such Stockholder: (i) fails to furnish his, her or its TIN within a reasonable time after the request for it, (ii) furnishes an incorrect TIN (which may also subject the Stockholder to penalties imposed by the IRS), (iii) is notified by the IRS that he, she or it is subject to withholding tax, or (iv) fails, in some instances, to certify that the TIN provided is correct and the IRS has not notified the Stockholder that he, she or it is subject to backup withholding.

If backup withholding applies, Parent will be required to withhold a specified percentage of any payments made to the Stockholder.  Backup withholding is not an additional tax.  Rather, the tax liability of persons subject to backup withholding would be reduced by the amount of tax withheld.  If withholding results in an overpayment of taxes, a refund may be obtained by the Stockholder.

Purpose of Form W-9.   To prevent backup withholding with respect to payment for the Certificate(s) surrendered in connection with the Merger (including any Missing Certificates deemed surrendered in connection with the Merger), each Stockholder must provide Parent with his, her or its correct TIN by completing the Form W-9, certifying that the TIN provided on Form W-9 is correct (or that such Stockholder is awaiting a TIN) and attaching the completed Form W-9 with the Letter of Transmittal.  See the instructions included on Form W-9 for additional guidance.  Additional rules with respect to information reporting may also be required.

What Number to Provide.  Each Stockholder is required to provide Parent the TIN of the record holder of the Certificate(s).  If the Certificate(s) is (are) in more than one name or is (are) not in the name of the actual owner, consult the instructions included on Form W-9 for additional guidance on which number to report.

8.

Delivery Requirement for Non-U.S. Stockholders

Each non-United States stockholder is required to provide a properly executed Internal Revenue Service Form W-8, Form W-8BEN-E or other applicable IRS Form.  A copy of Forms W-8 and W-8BEN-E are provided with this Letter of Transmittal.

STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE MERGER, AND THE IMPLICATIONS OF THE MERGER TO THEM.

FORMS W-9, W-8 AND W-8BEN-E

SEE ATTACHED

ANNEX A

MERGER AGREEMENT

SEE ATTACHED

ANNEX B

ANNUAL REPORT ON FORM 20-F

SEE ATTACHED

EXHIBIT C

Specified Accounting Principles

1.

The Financial Statements do not reflect GAAP-required non-cash expenses attributed to stock options and/or restricted stock purchase agreements, which expenses may be material either individually or in the aggregate.

2.

The Company has not recorded funds received in connection with sales of preferred stock in accordance with GAAP, but has, instead, recorded all such proceeds as an increase to the Company’s preferred stock.

3.

The Company has not calculated or recorded its deferred/prepaid income taxes in accordance with GAAP but has, instead, recorded income and franchise taxes on a cash basis.

4.

The Company has not capitalized any research and development costs; it has expensed all such costs.

5.

The Company generally recognizes revenue in several components. Based on the allocations in the contract we recognize set-up revenue when the contract is signed, and promotions and maintenance revenue as the promotion runs. Some judgment is needed to determine when we begin to recognize the promotions component of the revenue. The Company does not re-allocate the values of the elements of the contract to recognize revenue.  The Company believes that each element it delivers has a distinct value and does not delay the revenue recognition for the delivery of other items in the contract. Revenue is generally recognized using straight line methodology over the course of when the Company expects a promotion to be in market. The Company recognizes small case promotions over a 3 month period.  In a few instances for its contracts with a large promotional component, the Company recognized revenue basis of the timing of the royalty costs incurred (over $500,000 USD). When the Company has had multi-month platform builds it has recognized the revenue based upon the estimated percentage completed provided by the engineering team. The Company runs its Forex using rates published by Oanda.com and utilizes the Forex adjustments available in QuickBooks which may not adjust the value on every foreign exchange transaction correctly.  The Company’s lease obligations are recognized straight line over the course of any such lease. The Company does not reclassify any prepaid components of Accounts Payable at the end of each month. Sales commissions are accrued and expensed when the contract is signed.  The Company expenses all equipment and software with a value of less than $3,500.

6.

The Company treats commission expense, customer acquisition costs and customer delivery costs as operating expenses which are expensed in the period during which the services were performed.  The Company does not capitalize such expenses and allocates them over the expected life of customer contracts.

7.

The Company treats all leases, as operating leases (and not as capital leases).

8.

Until December 31, 2009, financials for Hip Digital Media Inc. were maintained in Canadian Dollars and from January 1, 2010 to the present day such financials have been maintained in United States Dollars.

9.

A clearing account maintained by the Company holds disputed payments that have not been refunded or expensed, totaling approximately $13,000.

10.

The Company has a long term deferred rent liability of $2,084 that it does not re-class from current assets to long term liabilities.

11.

The Company does not regularly reclassify long term and short term liabilities.

12.

The Company amortized goodwill from its promotional currency acquisition over a 3 year period.

13.

In December 2014, the Company purchased the outstanding shares owned by Greycroft Partners; currently this treasury stock is netted and not reflected on the balance sheet.

End of Exhibit C

EXHIBIT D

Sample Net Working Capital Calculation

See Attached

<u>**Exhibit D**</u>

Sample Net Working Capital Calculation

	April 30, 2015	
CURRENT ASSETS		
Prepaid Royalties	$ 18,331	
Prepaid expenses	$ 52,860	
Accounts Receivable	$ 910,001	
		$ 981,192
CURRENT LIABILITIES		
Accounts Payable	$ 152,899	
Salaries/Wages Accrued	$ 213,355	
Royalties Payable	$ 759,074	
Royalties Separate Treatment	$ (506,328)	
Deferred Revenue	$ 1,556,166	
		$ 2,175,166
NWC	$ (1,193,974)

EXHIBIT E

Sample Distribution Allocation of Adjusted Gross Merger Consideration

See Attached

Exhibit E - Smaple Allocation of Adjusted Gross Merger Consideration

Base Merger Consideration	**$**	**8,500,100.00**
Parent Common Shares	$	8,500,000.00
Closing Cash Consideration	$	100.00
Merger Consideration Adjustment	$	-
Net Working Capital Adjustment	$	-
Net Closing Cash Adjustment	$	-
Indebtedness	$	-
Unpaid Transaction Expenses	$	-
Bonus Shares	**$**	**1,069,578.26**
Fuse Payment	**$**	**300,000.00**
At Closing	$	108,000.00
As Second Quarter Payment	$	42,000.00
As Third Quarter Payment	$	75,000.00
As Fourth Quarter Payment	$	75,000.00
Adjusted Gross Merger Consideration	**$**	**7,130,521.74**
At Closing	$	2,566,987.83
As Second Quarter Payment	$	998,273.04
As Third Quarter Payment	$	1,782,630.44
As Fourth Quarter Payment	$	1,782,630.44
Total Preferred Liquidation Proceeds	**$**	**6,060,943.48**
At Closing	$	2,181,939.66
As Second Quarter Payment	$	848,532.08
As Third Quarter Payment	$	1,515,235.87
As Fourth Quarter Payment	$	1,515,235.87
Total Special Voting Stock Liquidation Proceeds	$	-
At Closing	$	-
As Second Quarter Payment	$	-
As Third Quarter Payment	$	-
As Fourth Quarter Payment	$	-
Total Common Merger Consideration	$	-
At Closing	$	-
As Second Quarter Payment	$	-
As Third Quarter Payment	$	-
As Fourth Quarter Payment	$	-
Total Bonus Share Consideration	**$**	**1,069,578.27**
At Closing	$	385,048.17
As Second Quarter Payment	$	149,740.96
As Third Quarter Payment	$	267,394.57
As Fourth Quarter Payment	$	267,394.57
Earnout Payment (50% of excess)		
Excess over target Total Revenue	$	-
Cash Earnout Payment	$	-

Hip Digital Preferred Stockholders	Preferred Liquidation Proceeds Distributed as First Tranche Payment	Preferred Liquidation Proceeds Distributed as Second Tranche Payment	Preferred Liquidation Proceeds Distributed as Third Tranche Payment	Preferred Liquidation Proceeds Distributed as Fourth Tranche Payment	Cash Earnout Payment	Total Preferred Liquidation Proceeds Paid
1307277 Alberta Ltd.	$ 1,501.89	$ 7,738.65	$ 42,149.07	$ 52,705.10	$ -	$ 104,094.71
Armes , Roderick	$ 1,001.26	$ 5,159.10	$ 28,101.15	$ 35,139.16	$ -	$ 69,400.67
Assured Asset Investors LLC	$ 13,156.71	$ -	$ -	$ -	$ -	$ 13,156.71
ATEL Ventures, Inc.	$ 3,424.08	$ 1,275.15	$ 1,863.24	$ 1,709.05	$ -	$ 8,271.52
Coleman, Philip A.	$ 770.70	$ 514.74	$ 2,806.89	$ 3,510.27	$ -	$ 7,602.60
ComVentures VI, L.P. (and Fuse Capital)	$ 1,541,809.24	$ 297,824.15	$ 758,831.12	$ 843,414.23	$ -	$ 3,441,878.74
Development Services, Inc.	$ 709.51	$ 3,655.82	$ 5,338.53	$ 4,895.22	$ -	$ 14,599.08
Draper Associates Riskmasters Fund II, LLC	$ 18,319.85	$ -	$ -	$ -	$ -	$ 18,319.85
Draper Associates, L.P.	$ 1,243.06	$ 6,405.01	$ 9,347.48	$ 8,568.71	$ -	$ 25,564.26
Draper Fisher Jurvestson Fund VIII, L.P.	$ 222,090.00	$ 82,399.42	$ 120,253.27	$ 110,234.35	$ -	$ 534,977.04
Draper Fisher Jurvestson Partners VIII, LLC	$ 4,935.28	$ 1,830.84	$ 2,672.19	$ 2,449.68	$ -	$ 11,887.99
Draper GC Partners, LLC	$ 178.23	$ 918.34	$ 1,340.78	$ 1,229.33	$ -	$ 3,666.68
Franks Sports Corp.	$ 317.86	$ 1,637.81	$ 2,393.06	$ 2,194.98	$ -	$ 6,543.71
Frantz, Mark G.	$ 4,422.37	$ 1,637.81	$ 2,393.06	$ 2,194.98	$ -	$ 10,648.22
Fuse Holdings (Canada) Inc.	$ 57,800.48	$ 297,824.15	$ 248,368.34	$ 142,748.39	$ -	$ 746,741.36
GC&H Investments, LLC	$ 135.09	$ 696.07	$ 1,020.32	$ 937.35	$ -	$ 2,788.83
Lee, Polam	$ 399.59	$ 2,058.97	$ 11,238.19	$ 14,055.66	$ -	$ 27,752.41
McArthur, Douglas	$ 770.70	$ 514.74	$ 2,806.89	$ 3,510.27	$ -	$ 7,602.60
Mele, Francesco G.	$ 794.65	$ 4,094.53	$ 7,104.87	$ 7,027.83	$ -	$ 19,021.88
Robertson & Lee Capital Corp.	$ 3,003.77	$ 15,477.31	$ 84,303.45	$ 105,417.48	$ -	$ 208,202.01
Robertson, Donald	$ 600.53	$ 3,094.29	$ 16,860.12	$ 21,083.50	$ -	$ 41,638.44
Spassky, Vitaly	$ 4,463.24	$ 1,667.05	$ 2,433.39	$ 2,230.88	$ -	$ 10,794.56
Trident Capital Fund - VI Principals Fund, L.L.C.	$ 11,203.32	$ 4,182.26	$ 6,106.65	$ 5,599.28	$ -	$ 27,091.51
Trident Capital Fund - VI, L.P.	$ 288,888.28	$ 107,925.86	$ 157,503.79	$ 144,380.13	$ -	$ 698,698.06
TOTAL	**$ 2,181,939.69**	**$ 848,532.07**	**$ 1,515,235.85**	**$ 1,515,235.83**	**$ -**	**$ 6,060,943.44**